Form 10-K, Exhibit 13
period 1996-09-29
IRVINE SENSORS CORP/DE/
filed 1997-01-13
CIK 357108

                                                                      EXHIBIT 13


IRVINE SENSORS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Except for historical information contained herein, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements contained herein are subject to certain risks and uncertainties, including such factors, among others, as the pace at which new markets develop, the ability of the Company to introduce new products and ramp up manufacturing in a timely manner while controlling its operating expenses and the response of competitors, many of whom are bigger and better financed than the Company. In addition, the scope of the Company's growth plan may introduce unanticipated risks and financial requirements. The availability of external financing for the Company's plan cannot be assured and is subject to numerous factors including those unrelated to the Company's performance such as economic and market conditions. Further, the Company's financial performance prior to substantial growth in revenues may not permit additional equity financing and may place at risk the continuation of its long-term debt financing because of inability to achieve financial covenants. Accordingly, investors are advised to assess forward-looking statements contained herein with caution. Additional information on various risks and uncertainties potentially affecting the Company's results are contained in publicly filed disclosures available through the Securities Exchange Commission EDGAR database (www.sec.gov) or from the Company's Investor Relations.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 29, 1996 vs.
FISCAL YEAR ENDED OCTOBER 1, 1995

The Company continued in fiscal 1996 with record-setting revenues of $12,024,200, which represents a 50 percent increase from fiscal 1995. The growth in revenues was primarily attributable to increases in shipments of products from the Company's Computer Products Operations (CPO) in Vermont and, to a lesser extent, shipments of the Company's new serial infrared communications chip (SIRComm) from the Company's subsidiary, Novalog, Inc. The SIRComm chip has continued to gain market acceptance since its introduction in late fiscal 1995. The increase in shipments from CPO was a result of substantial increases in bookings that began in the second half of fiscal 1995 combined with the continued ramp-up in production of stacked memory products achieved during fiscal 1996. The increase in product revenues was offset slightly by a decrease in contract revenues which was primarily attributable to procurement delays related to the Company's Advanced Technology Operations
(ATO). ATO, which is largely dependent on contracts from the U.S. government's military agencies and subcontracts from major government contractors, continued to be adversely impacted during fiscal 1996 by delays in contracts funding and awards caused by the federal government's budget crisis earlier in the year. The Company anticipates some delays in contract funding and awards to be rectified in the first quarter of fiscal 1997.

Other revenues were derived from a license agreement with Unitrode Corporation which involves the transfer of technology allowing Unitrode to produce Novalog's SIRComm chip.

Cost of revenues percent as compared to 90 percent in fiscal year 1995. The increase was attributable to the Company's inability to absorb additional indirect costs incurred while it ramped up its revenue-generating capacities during fiscal 1996. A substantial escalation of overhead costs occurred at CPO as a result of the IBM cubing line acquisition and facility lease, the completion of the joint development activities with IBM to commercialize the Company's chip-stacking technology, and from efforts to ramp up production of stacked memory products to meet existing backlog requirements and projected bookings. After management's review of the existing backlog of orders and the anticipated cost to complete such orders at CPO, the Company established a reserve at September 29, 1996 for the estimated loss upon completion of these orders. The accrued loss has been recorded as a reduction of the inventory valuation at September 29, 1996. Funding delays on existing contracts and the delays in obtaining new contracts created under-absorbed costs at ATO. The increase in costs of revenues was offset slightly by Novalog's improved margins experienced during fiscal 1996 attributable to efficiencies realized from the increase in shipments of its SIRComm chip. The Company anticipates the cost of revenues ratio to improve during fiscal 1997 at CPO resulting from anticipated manufacturing efficiencies and at ATO attributable to improved backlog of funded research and development contracts.

The Company increased its expenditure in research and development by $729,700 or 57 percent compared to fiscal 1995. The increase was primarily attributable to efforts directed at developing new products.
During fiscal 1996, the Company experienced growth in its administrative infrastructure in conjunction with the increase in business activity and the anticipation of future growth driven by the transition to a products-based company. General and Administrative (G&A) expense increased $1,497,400 compared to fiscal 1995. As a percentage of revenues, G&A was 34 percent in fiscal 1996 compared to 32 percent in fiscal 1995. The increase in G&A expense is primarily attributable to additional marketing costs associated with promoting the Company's products and efforts directed toward obtaining new research and development contract awards. In addition, the Company incurred non-recurring legal expense in connection with the IBM cube line acquisition and facility lease, its financing activities, and in the incorporation of its subsidiary, Novalog, Inc.

Interest expense increased $413,900 during fiscal 1996 compared to fiscal 1995. The increase in interest expense was primarily attributable to interest incurred on subordinated debenture bonds (see Note 6 of Notes to Consolidated Financial Statements) and, to a lesser extent, interest on capital lease obligations incurred primarily during fiscal 1995. Interest income increased slightly from fiscal 1995 as a result of additional cash and cash equivalents held in deposits during fiscal 1996 which were obtained from the financing activities discussed above.

Net loss for fiscal 1996 was $11,518,000 compared to $3,035,800 in fiscal 1995 and net loss per share went from ($0.20) per share in fiscal 1995 to ($0.68) per share in fiscal 1996.

FISCAL YEAR ENDED OCTOBER 1, 1995 vs.
FISCAL YEAR ENDED OCTOBER 2, 1994

Another year of record revenues of $8,041,400 showed a 57 percent increase over fiscal 1994. Fiscal 1995 saw the introduction of the Company's new serial infrared communications chip (SIRCommTM) with production volumes shipped to major manufacturers occurring primarily in the fourth fiscal quarter. Production quantities of Memory Short StacksTM from the Company's Computer Products Operations in Vermont were also shipped throughout fiscal 1995 to major manufacturers in the aerospace and commercial industries. In addition to the growth experienced by the Company's products-based operations, the Company's core contract research and development operation continued to experience substantial increases from efforts on existing contracts and from several large contracts obtained during fiscal 1995 which included revenues from the delivery of custom chip stacks.

Cost of revenues remained substantially unchanged from fiscal 1994 at 90 percent of revenues. There were no major changes in the cost structure of the contract research and development operation, while cost of revenues as a percent of revenues decreased at the Computer Products Operation primarily due to lower start-up and training costs during 1995 as the operation became more efficient. Start-up costs of the SIRComm operation, which have been expensed, were a major contributor to the high cost of sales percent of revenues, but by September these costs had been absorbed and the unit was performing up to the Company's expectations.

The Company increased its research and development (R&D) expenditures by $435,700 or 52 percent over last year's expenditures. This increase reflects the Company's resolve to maintain its competitive advantage by developing new products and advancing its core technology. As a percent of revenues, R&D remained consistent with fiscal 1994 at 16 percent of revenues.

General and Administrative expenses increased $222,500. However, as a percent of revenues, they decreased to 32 percent in fiscal 1995 from 45 percent in fiscal 1994. The increase in G&A consisted primarily of additional labor costs required to handle the growth in business activity.

The Company's financial condition continues to reflect the impact of its significant growth in operations as evidenced by the increases in accounts receivable, inventory and accounts payable. Inventory in particular was impacted by the growth in backlog at the Computer Products Operation for Memory Short Stacks and, to a lesser extent, anticipated sales of custom chip stacks by the California facility. The Company invested approximately $3.1 million in capital facilities and equipment (including $395,800 of capital lease obligations) which were required to achieve and sustain the growth in operations.

During July and August 1995, the Company raised approximately $4.2 million in private financings from institutional and corporate investors in Canada and Europe through the sale of approximately 382,100 shares of common stock and $2.25 million of convertible subordinated debenture bonds (see
Notes 2 and 6 of Notes to Consolidated Financial Statements).
LIQUIDITY, CAPITAL RESOURCES AND IMPACT OF CHANGING PRICES

During fiscal 1996, the Company raised approximately $13.8 million (net of related expenses) from financing activities which included the issuance of $11.6 million 8 percent convertible subordinated debentures (see Note 6 of Notes to Consolidated Financial Statements) and a $3 million bank loan (see
Note 9 of Notes to Consolidated Financial Statements). In addition, during September 1996, the Company received a subscription of $0.5 million to purchase a 5 percent minority interest in its subsidiary, Novalog, Inc. During the first half of fiscal 1997, the Company anticipates the issuance of up to an additional $2.5 million of common stock in Novalog for a total of a 30 percent minority interest. The primary uses of cash and cash equivalents during fiscal 1996 were for capital facilities and equipment expenditures, funding of the Company's net loss, and the buildup of work-in-process inventory. The Company invested approximately $8.5 million in capital facilities and equipment, which included the acquisition of the IBM cubing line with an approximate $6.5 million cash payment to IBM. The Company is anticipating the current rate of capital expenditures (excluding the IBM transaction) to decrease in the immediate future. The approximate $1.5 million increase in inventory resulted from the growth in backlog at CPO and production of custom chip stacks by ATO. An approximate $1 million increase in deferred revenues slightly offset the cash used for operations which represented advanced customer payments received for CPO products scheduled for delivery in the second half of fiscal 1997.

At September 29, 1996, the Company had cash and cash equivalents of $1,954,000, working capital of $3,861,100 and a current ratio of 1.7 to 1. The Company anticipates that the existing working capital and its projected operating results will be sufficient to meet its cash requirements for the immediate future. However, the Company's expansion of its Vermont operation has materially increased its operating and working capital requirements. The Company has undertaken this expansion with the expectation that revenues will grow due to increased orders for its stacked memory products. There can be no assurances that such increased orders will be forthcoming, and failure to achieve such revenue growth would adversely affect the Company's results of operations and its liquidity and capital resources.

At September 29, 1996, the Company's funded backlog was approximately $6,063,400 compared to $5,506,900 at October 1, 1995. In addition, existing contracts include a small amount of unfunded backlog which typically is funded when the previously funded amounts have been expended.

Irvine Sensors Corporation
Consolidated Balance Sheet


                                        September 29,        October 1,
                                                 1996              1995

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents            $  1,954,000          $  4,367,100
   Accounts receivable,
    net of allowances
    of $10,000                             3,023,900             2,388,000
   Inventory                               4,386,700             2,930,900
   Prepaid expenses                          283,600               241,500
---------------------------------------------------------------------------
     Total current assets                  9,648,200             9,927,500
---------------------------------------------------------------------------
Equipment, furniture and
 fixtures, net                            11,906,700             5,649,600

Other assets                                 187,300                32,100
---------------------------------------------------------------------------
                                        $ 21,742,200          $ 15,609,200
---------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                     $  2,197,800          $  1,302,500
   Accrued expenses                          936,100               671,500
   Deferred revenue                        2,382,600             1,365,000
   Notes payable and current
    portion of long-term debt                270,600               206,400
---------------------------------------------------------------------------
     Total current liabilities             5,787,100             3,545,400
---------------------------------------------------------------------------

Long-term debt                             2,809,900                78,000

Deferred royalties payable -
 affiliated company                          355,700               123,200

Convertible subordinated debentures        3,400,000             2,250,000

Preferred stock of consolidated
 subsidiary                                  118,500               118,500

Subscription to acquire interest
 in subsidiary                               500,000                     -

Long-term accrued expenses                   458,300                     -

SHAREHOLDERS' EQUITY:
   Preferred stock, $0.01 par value,
    500,000 shares authorized;
    8,833 shares Series B Convertible
    Cumulative Preferred outstanding;
    aggregate liquidation preference of
    $225,200                                      50                   100
   5,178 shares Series C Convertible
    Cumulative Preferred outstanding;
    aggregate liquidation preference of
    $248,500                                      50                   100
   Common stock, $0.01 par value,
    40,000,000 shares authorized;
    18,710,000 and 15,566,800 shares
    issued and outstanding                   187,100               155,700
   Common stock warrants; 239,200
    and 126,900 issued and outstanding             -                     -
   Paid-in capital                        37,331,000            27,025,700
   Accumulated deficit                   (29,205,500)          (17,687,500)
---------------------------------------------------------------------------
      Total shareholders' equity           8,312,700             9,494,100
---------------------------------------------------------------------------
                                        $ 21,742,200          $ 15,609,200
---------------------------------------------------------------------------

IRVINE SENSORS CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS

                                                                             Fiscal Year Ended

                                                    September 29,               October 1,              October 2,
                                                             1996                     1995                    1994

Revenues                                             $ 11,898,200              $ 7,877,000            $  4,918,700
Other                                                     126,000                  164,400                 220,700
-----------------------------------------------------------------------------------------------------------------------
    Total revenues                                     12,024,200                8,041,400               5,139,400
-----------------------------------------------------------------------------------------------------------------------

Costs and expenses:
    Cost of revenues                                   17,137,600                7,298,700               4,612,900
    General and administrative                          4,031,600                2,534,200               2,311,700
    Research and development                            2,009,700                1,280,000                 844,300
-----------------------------------------------------------------------------------------------------------------------
                                                       23,178,900               11,112,900               7,768,900
-----------------------------------------------------------------------------------------------------------------------

Loss from operations                                  (11,154,700)              (3,071,500)             (2,629,500)

    Interest expense                                     (469,800)                 (55,900)                 (7,100)
    Interest income                                       108,300                   92,600                 173,500
----------------------------------------------------------------------------------------------------------------------

Loss before provision for income taxes                (11,516,200)              (3,034,800)             (2,463,100)
Provision for income taxes                                  1,800                    1,000                     800
----------------------------------------------------------------------------------------------------------------------
Net loss                                             $(11,518,000)             $(3,035,800)            $(2,463,900)
----------------------------------------------------------------------------------------------------------------------
Net loss per common and
    common equivalent share                          $      (0.68)             $     (0.20)            $     (0.18)
----------------------------------------------------------------------------------------------------------------------
Weighted average number of
    shares outstanding                                 16,874,300               14,966,500              14,141,500
----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

IRVINE SENSORS CORPORATION
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                     Common Stock        Common Stock      Preferred Stock
                                     Shares Issued      Warrants Issued     Shares Issued
                                     -------------     ----------------------------------    Total
                                     Shareholders'                                          Paid-in     Accumulated
                                   Number     Amount    Number  Amount  Number   Amount     Capital      (Deficit)         Equity
Balance at October 3, 1993       13,152,500 $131,500   155,000  $  -    16,190     $200   $15,033,500  $(12,187,800)   $  2,977,400

   Stock options exercised          127,900    1,300         -     -         -        -        21,900             -          23,200
   Common stock issued to
      employee retirement plan       43,200      400         -     -         -        -       356,900             -         357,300
   Sale of common stock           1,362,100   13,600         -     -         -        -     7,844,500             -       7,858,100
   Common stock warrants issued           -        -   161,200     -         -        -             -             -               -
   Common stock warrants
      exercised                      25,000      300   (25,000)    -         -        -        48,000             -          48,300
   Net loss                               -        -         -     -         -        -             -    (2,463,900)     (2,463,900)



Balance at October 2, 1994       14,710,700 $147,100   291,200  $  -    16,190     $200   $23,304,800  $(14,651,700)   $  8,800,400


   Stock options exercised          103,100    1,000         -     -         -        -       219,900             -         220,900
   Common stock issued to
      employee retirement plan       68,000      700         -     -         -        -       471,600             -         472,300
   Sale of common stock             382,100    3,800         -     -         -        -     1,933,500             -       1,937,300
   Common stock warrants issued           -        -    79,700     -         -        -             -             -               -
   Common stock warrants
      exercised                     244,000    2,500  (244,000)    -         -        -     1,096,500             -       1,099,000
   Series B and Series C preferred
      stock converted to common
      stock                          58,900      600         -     -    (1,177)       -          (600)            -               -
   Net loss                               -        -         -     -         -        -             -    (3,035,800)     (3,035,800)



Balance at October 1, 1995       15,566,800 $155,700   126,900  $  -    15,013     $200   $27,025,700  $(17,687,500)   $  9,494,100


   Stock options exercised          257,100    2,600         -     -         -        -       209,100             -         211,700
   Common stock issued to
      employee retirement plan      172,900    1,700         -     -         -        -       685,700             -         687,400
   Common stock warrants issued           -        -   222,000     -         -        -             -             -               -
   Common stock warrants
       exercised                    109,700    1,100  (109,700)    -         -        -       293,400             -         294,500
  Series B and Series C preferred
      stock converted to common
      stock                          50,100      500         -     -    (1,002)    (100)         (400)            -               -
   Convertible debentures
      converted to common stock   2,553,400   25,500         -     -         -        -     9,117,500             -       9,143,000

   Net loss                               -        -         -     -         -        -             -   (11,518,000)    (11,518,000)



Balance at September 29, 1996    18,710,000 $187,100   239,200  $  -    14,011     $100   $37,331,000  $(29,205,500)   $  8,312,700

Irvine Sensors Corporation
Consolidated Statement of Cash Flows

                                                                     Fiscal Year Ended
                                                    September 29,                  October 1,                 October 2,
                                                             1996                        1995                       1994
Cash flows from operating activities:
  Cash received from customers                  $ 11,388,300                $  7,237,900                $ 4,506,100
  Cash paid to suppliers and employees           (19,008,200)                (10,457,200)                (6,384,800)
  Interest received                                  108,300                      92,600                    173,500
  Interest paid                                     (469,800)                    (55,900)                    (7,100)
  Income taxes paid                                   (1,800)                     (1,000)                      (800)
      Net cash used in operating activities                   $ (7,983,200)                $(3,183,600)               $(1,713,100)

Cash flows from investing activities:
  Marketable securities, at cost                           -                   4,447,500                 (4,447,500)
  Capital facilities and equipment expenditure    (8,525,200)                 (3,105,500)                (2,334,000)
      Net cash used in investing activities                     (8,525,200)                  1,342,000                 (6,781,500)

Cash flows from financing activities:
  Principal payments under notes payable and
    capital lease obligations                       (217,100)                   (131,600)                   (74,000)
  Proceeds from issuance of long-term debt         3,013,200                     395,800                      3,700
  Proceeds from issuance of convertible
    subordinate debentures                        10,293,000                   2,250,000                          -
  Subscription to acquire interest in subsidiary     500,000
  Proceeds from issuance of common stock and
    common stock warrants                            506,200                   3,257,200                  7,929,600
      Net cash provided by financing activities                 14,095,300                   5,771,400                  7,859,300

Net increase (decrease) in cash and cash equivalents            (2,413,100)                  3,929,800                   (635,300)
Cash and cash equivalents at beginning of year                   4,367,100                     437,300                  1,072,600

Cash and cash equivalents at end of year                      $  1,954,000                 $ 4,367,100                $   437,300


Reconciliation of net loss to net cash used in operating activities:
  Net loss                                                    $(11,518,000)                $(3,035,800)               $(2,463,900)
  Adjustments to reconcile net loss to net cash
      used in operating activities:
      Depreciation and amortization             $  2,268,100                $  1,004,600                $   535,700
      Common stock issued to employee
            retirement plan                          687,400                     472,300                    357,300
      (Increase) in accounts receivable             (635,900)                   (803,500)                  (633,300)
      (Increase) in inventory                     (1,455,800)                 (2,677,800)                  (227,600)
      (Increase) decrease in prepaid expenses        (42,100)                   (168,400)                    13,500
      (Increase) in other assets                    (155,200)                    (20,900)                         -
      Increase in accounts payable and accrued
            expenses                               1,159,900                     828,000                    497,500
      Increase in deferred revenue                 1,017,600                   1,174,200                    190,800
      Increase in accrued rent                       458,300                           -                          -
      Increase in royalties accrued - affiliated
            company                                  232,500                      43,700                     16,900
                  Total adjustments                              3,534,800                    (147,800)                   750,800
                  Net cash used in operating activities       $ (7,983,200)                $(3,183,600)               $(1,713,100)


Noncash investing and financing activities:
  Common stock issued to employee retirement
   plan                                                       $    687,400                $     72,300                $   357,300
  Capitalized lease obligations                               $      3,200                $    395,800                $     3,700
  Conversion of debentures to common stock                    $ 10,450,000                $          -                $         -

Irvine Sensors Corporation
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies

CONSOLIDATION
The consolidated financial statements include the accounts of Irvine Sensors Corporation (the "Company") and its subsidiaries, Novalog, Inc. and Carson Alexiou Corporation ("CAC"). All significant intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Sunday nearest September 30. Fiscal 1996 (52 weeks) ended on September 29, 1996, fiscal 1995 (52 weeks) ended on October 1, 1995, and fiscal 1994 (52 weeks) ended on October 2, 1994.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUES
The Company's revenues include shipments of functional memory stacks from its Vermont facility, shipments of the SIRComm infrared chip and from prototype development and manufacture of sample products for its customers. The Company continues to contract to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company's R&D contracts are usually cost plus fixed fee (best effort) or fixed price and revenues are recognized as costs are incurred and include applicable fees or profits primarily in the proportion that costs incurred bear to estimated final costs. Production orders for memory stacks and SIRComm chips are generally priced in accordance with the Company's established price list.

The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified. Unbilled accounts receivable are stated at estimated realizable value.

United States government contract costs, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Indirect contract costs have been agreed upon through fiscal 1994. Contract revenues have been recorded in amounts which are expected to be realized upon final settlement.

Other revenues in the fiscal years 1995 and 1994 were derived from a license agreement with IBM wherein the Company and IBM jointly developed certain of the Company's technology and products. In addition, other revenues in fiscal 1996 and 1995 were derived from a licensing agreement with Unitrode to transfer technology required to produce the Company's SIRComm chip. (See Note 14 - Technology Licenses.)

RESEARCH AND DEVELOPMENT COSTS
A major portion of the Company's operations is comprised of customer-funded research and prototype development or related activities. The Company also incurs costs in research and development of new concepts in proprietary products. Such costs are charged to expense as incurred.

INVENTORY
Inventory is valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) basis.

EQUIPMENT, FURNITURE AND FIXTURES
The Company capitalizes costs of additions to equipment, furniture and fixtures, together with major renewals and betterments. In addition, the Company capitalizes overhead and General and Administrative costs for all in-house capital projects. Maintenance, repairs, and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Depreciation of equipment, furniture and fixtures is provided over the estimated useful lives of the assets, primarily using the straight-line method. The useful lives are three to seven years.

Expenditures for repairs and maintenance were $369,500, $210,800 and $113,900 in fiscal years 1996, 1995 and 1994, respectively.

INCOME TAXES
Taxes are provided, at the appropriate rates, for all taxable items included in the statement of operations regardless of the period in which such items are reported for tax purposes. Investment tax credits are accounted for under the "flow through" method, whereby the benefit is recognized in the year in which the credit is realized.

EARNINGS PER SHARE
Computations of primary earnings per share are based on the weighted average number of shares of common stock outstanding, including dilutive stock options, convertible preferred stock and common stock warrants where applicable.

STATEMENT OF CASH FLOWS
For purposes of the Consolidated Statement of Cash Flows, the Company considers all demand deposits and Certificates of Deposit with original maturities of 90 days or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and other liabilities approximate the fair value due to the short-term nature of these instruments.

ACCOUNTING FOR STOCK-BASED COMPENSATION
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which establishes financial accounting and reporting standards for stock-based employee compensation. Under SFAS 123, companies are encouraged, but not required, to adopt a method of accounting for stock compensation awards based upon the estimated fair value at the date the options/awards are granted as determined through the use of a pricing model (the "Fair Value Method"). Companies continuing to account for such awards in accordance with the existing guidance of Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees" (APB 25), will have to disclose in the Notes to the Consolidated Financial Statements the pro forma impact on net income and net income per share had the Company utilized the Fair Value Method. This statement will be effective for the Company in fiscal year 1997. The Company anticipates accounting for future stock compensation awards in accordance with APB 25 with the appropriate footnote disclosure required under SFAS 123.

Note 2 - Issuance of Common Stock and Series A Preferred Stock
During fiscal 1994, the Company issued 127,900 shares of common stock to eight employees, one of whom is a director, and four non-employee directors upon exercise of options and warrants granted under the Company's Stock Option Plans. The net proceeds of approximately $23,200 were added to the Company's general funds.

In February 1994, the Company completed the sale of approximately 1.36 million unregistered shares of the Company's common stock in a private financing to institutional and corporate investors in Canada and Europe. After regulatory requirements were met by holders of these securities, restrictive legends on these shares were removed and the shares could then be traded without restrictions. The net proceeds of approximately $7.9 million were added to the Company's general funds. There are no restrictions on the use of these funds.

In August 1995, the Company completed the sale of approximately 382,100 unregistered shares of the Company's common stock in a private financing pursuant to Regulation S to institutional and private investors in Canada and Europe. The Company agreed to use its best efforts to register these shares for subsequent resale by the holders thereof. After regulatory requirements were met by holders of these securities, restrictive legends on these shares were removed and the shares could then be traded without restrictions. The net proceeds of approximately $1.9 million were added to the Company's general fund.

During fiscal 1995, the Company issued 103,100 shares of common stock to ten employees and one non-employee director upon exercise of options granted under the Company's Stock Option plans. Net proceeds of $220,900 were added to the Company's general fund.

During fiscal 1996, the Company issued 257,100 shares of common stock to seven employees, two of whom are officers and one officer-director, and three non-employee directors upon exercise of options granted under the Company's Stock Option Plans. Net proceeds of $211,700 were added to the Company's general fund.

In conjunction with the fiscal 1995 private financing of $2.25 million of 8 percent convertible subordinated debentures (the "1995 Debentures"), the Company issued an additional $500,000 of 1995 Debentures in October 1995 to institutional investors in Europe. The gross proceeds less expenses were added to the Company's general funds. During fiscal 1996, the Company, at the request of bond holders, converted the entire $2.75 million of outstanding 1995 Debentures at varying rates into 509,400 shares of the Company's common stock, which were subsequently registered and may be traded without restrictions.

In a private financing during February and March 1996, the Company issued
$11.1 million of 8 percent convertible subordinated debentures due in 1998 (the "1996 Debentures") to institutional and private investors in Canada and Europe. The 1996 Debentures are convertible into shares of common stock at varying rates which are contingent upon the closing bid prices of the common stock. The Company has the right to demand conversion of the 1996 Debentures at any time after March 1997. Interest is payable semiannually on January 31 and July 31 of each year. The 1996 Debentures are subordinated to prior payment of bank indebtedness of the Company. The gross proceeds less expenses were added to the Company's general funds. In May 1996, the Company filed a registration statement covering 2,997,000 shares, the approximate number of shares estimated to underly the 1996 Debentures based on the then projected trading range of the Company's stock. As of the date hereof, said adjustment would require the additional registration of approximately 1,800,000 shares of common stock. During the second half of fiscal 1996, the Company, at the request of bond holders, converted $7.7 million of outstanding 1996 Debentures at varying rates into 2,044,000 shares of the Company's common stock which may be traded without restriction.

Note 3 - Common Stock Warrants
In July 1992, the Company consummated a public offering of 750,000 shares of common stock and granted the Underwriter an option to purchase up to 112,500 additional shares of common stock to cover over allotments. In connection with this offering, the Company granted to the Underwriter warrants to purchase up to 75,000 shares of common stock at a price of $5.10 per share which was 120 percent of the initial public offering price of the shares. The warrants are exercisable during the four-year period beginning July 9, 1993 and expiring July 8, 1997. During fiscal 1995, 57,800 of these warrants were exercised and 17,200 remain outstanding.

In February 1992, the Company granted a warrant to its legal counsel to purchase 25,000 unregistered shares of common stock at a price of $1.3125 in connection with services rendered. The warrant was exercised in March 1994 and the proceeds were added to the Company's general funds.

In February 1993 and July 1993, the Company granted warrants to two consultants to purchase 25,000 and 30,000 unregistered shares of common stock at prices of $4.72 and $8.875 per share, respectively, in connection with services rendered. The shares underlying these warrants were registered in fiscal 1995 and the prices reduced to $4.50 per share. The warrant for 25,000 shares was exercised in fiscal 1995 and the warrant for 30,000 shares was exercised in fiscal 1996.

In connection with the February 1994 sale of approximately 1.36 million shares of common stock to investors in Canada and Europe, the Company granted to the foreign investment banker, warrants to purchase up to 136,200 shares of common stock at an average price of $8.23 per share. In fiscal 1995, the price was reduced to $4.50 per share and the warrants were exercised.

In February 1994, the Company granted a warrant to its legal counsel to purchase 25,000 unregistered shares of common stock at a price of $8.75 per share in connection with services rendered. In fiscal 1995, the price was reduced to $4.50 per share and the warrant was exercised.

In connection with the August 1995 sale of approximately 382,100 shares of common stock and the issuance of approximately $2.75 million of the 1995 Debentures, the Company granted to the foreign investment banker warrants to purchase up to approximately 79,700 shares of common stock at prices ranging from $7.47 to $8.33 per share. In fiscal 1996, the price was reduced to $2.00 per share and the warrants were exercised. The net proceeds of $294,500 were added to the Company's general fund.

In connection with the sale of $11.1 million of the 1996 Debentures in February and March 1996, the Company granted warrants to the foreign investment banker to purchase up to 222,000 shares of common stock at a price to be determined based on the average conversion prices of the1996 Debentures. The warrants are exercisable beginning March 1997.

As of September 29, 1996, there are a total of 239,200 warrants outstanding of which 17,200 expire in July 1997 and 222,000 expire in March 2001.

Note 4 - Series B and Series C Convertible Preferred Stocks
The Series B and Series C Convertible Cumulative Preferred Stocks, which were originally issued to the Company's Employee Retirement Plan, each bear a 10 percent cumulative annual dividend, which under Delaware law may generally be paid only out of (i) retained earnings or (ii) net profit in the current or preceding fiscal year. To the extent that the dividends are not declared and paid in any fiscal year, the obligation carries over to the next fiscal year. These shares of Series B and

Series C Convertible Cumulative Preferred Stocks are not redeemable, carry a liquidation preference over the common stock of $15.00 and $30.00, respectively, per share and are convertible, at the option of the holder, into 50 shares of common stock for each share of Series B and Series C Convertible Cumulative Preferred Stock, respectively. Distributions of vested benefits made from the Plan to former employees and the subsequent surrender and conversion into shares of common stock are as follows:


                    Preferred Stock                 Common
                    Series B        Series C        Stock
                    _______________________________________
Distribution dates:
   October 1994       880              297          58,900
   March   1996       522              480          50,100
                    _______________________________________
                    1,402              777         109,000
                    _______________________________________
                    _______________________________________

The shares of Preferred Series B and Series C, respectively, tendered for conversion have been retired.

Undeclared dividends of $92,700 and $93,200 on the remaining outstanding Preferred Series B and Series C, respectively, will be carried forward to fiscal 1997.

Note 5 - Preferred Stock of Consolidated Subsidiary
The preferred stock outstanding represents an ownership interest in CAC by former employees and an Employee Stock Bonus Plan (ESBP) which CAC had formed. The preferred stock has a $100 par value and there are 1,400 shares authorized and 1,185 shares issued and outstanding. There are no conversion rights or liquidation preferences of this preferred stock which extend to the common stock of the Company.

Note 6 - Convertible Subordinated Debentures
In July, August and October 1995, the Company issued in a private financing $2.75 million of 8 percent convertible subordinated debentures (the "1995 Debentures") due in 1997 to institutional and private investors in Canada and Europe. The 1995 Debentures were convertible into shares of common stock at $6.50 per share, subject to adjustment under certain conditions. The Company had the right to demand conversion of the 1995 Debentures at any time after July 31, 1996. Interest was payable semi-annually on January 31 and July 31 of each year. The 1995 Debentures were subordinated to prior payment of bank indebtedness of the Company. The gross proceeds less expenses were added to the Company's general funds. The Company registered the shares underlying the 1995 Debentures and in fiscal 1996 the 1995 Debentures were converted into 509,400 shares of the Company's common stock.

In a private financing during February and March 1996, the Company issued
$11.1 million of 8 percent convertible subordinated debentures due in 1998 (the "1996 Debentures") to institutional and private investors in Canada and Europe. The 1996 Debentures are convertible into shares of common stock at varying rates which are contingent upon the closing bid prices of the common stock. The Company has the right to demand conversion of the 1996 Debentures at any time after March 1997. Interest is payable semiannually on January 31 and July 31 of each year. The 1996 Debentures are subordinated to prior payment of bank indebtedness of the Company. The gross proceeds less expenses were added to the Company's general funds. In May 1996, the Company filed a registration statement covering 2,997,000 shares, the approximate number of shares estimated to underly the 1996 Debentures based on the then projected trading range of the Company's stock. As of the date hereof, said adjustment would require the registration of approximately 1,800,000 additional shares of common stock. During the second half of fiscal 1996, the Company, at the request of bond holders, converted $7.7 million of outstanding 1996 Debentures at varying rates into 2,044,000 shares of the Company's common stock.

Note 7 - Related Party Transactions
In April 1980, the Company entered into an agreement with R & D Leasing Ltd. ("RDL"), a limited partnership in which the Company's CEO and a Senior Vice-President are general partners with beneficial interests, to design an electronic circuit, to develop certain fabrication processes and to build equipment for testing electronic integrated circuits. In connection with the development of the electronic test equipment under the RDL agreement, certain other proprietary fabrication processes were developed to which RDL retained ownership. Upon the occurrence of certain specified events, such as the use of patented fabrication processes in connection with contracts, the agreement with RDL provides that the Company will pay RDL a royalty fee of 3.5 percent of revenues from sales of the basic devices using the processes created during the development of this equipment. In June 1989, the Board of Directors approved an agreement with RDL whereby $40,000 of royalty fees was converted to a long-term note payable and a warrant to purchase shares of the Company's common stock.
The note was unsecured, bore no interest and had a due date of June 30, 1995. The warrant to purchase 200,000 shares of common stock at $0.20 per share had an expiration date of June 30, 1995. In October 1989, the Board of Directors approved an amendment to the RDL agreement limiting the royalty fees under certain circumstances and deferring and subordinating all royalty claims with respect to all other creditors for an initial period of five years. The amendment allows the Company, at RDL's option, to pay up to $250,000 of accrued royalties in shares of the Company's common stock at a price of $0.50 per share. In the event that RDL extends the period to ten years the amount would be increased to $1,000,000 and the price would increase to $1.00 per share. Should RDL exercise its option to accept payment in shares of the Company's common stock, in whole or in part, title to RDL's technology would transfer to the Company and future royalty obligations would cease. In fiscal 1994, RDL extended the period to ten years.

In October 1990, the Company and RDL consummated an agreement in which full settlement of the $40,000 note payable was arranged. RDL forgave $20,000 of the Company's $40,000 debt, evidenced by the aforementioned $40,000 note payable, and surrendered its warrant to purchase 200,000 shares of the Company's stock in exchange for a cash payment of $5,000 and 200,000 unregistered shares of the Company's common stock. As of September 29, 1996, the Company owed RDL $355,700 in deferred royalty fees.

Note 8 - Composition of Certain Financial Statement Captions

                        September 29,     October 1,
                                 1996           1995
                        ____________________________
Accounts receivable:
  U.S. government       $   1,608,800   $  2,094,500
  Other customers           1,415,100        293,500
                        ____________________________
                        $   3,023,900   $  2,388,000
                        ____________________________
                        ____________________________

Accounts receivable includes unbilled amounts of $1,151,600 and $1,423,000 at September 29, 1996 and October 1, 1995, respectively. Unbilled amounts represent contract revenues for which billings have not been presented to customers at year-end. These amounts are billed in accordance with applicable contract terms, usually within 30 days. Accounts receivable also includes billed retention of $63,000 and $43,600 at September 29, 1996 and October 1, 1995, respectively. These amounts are normally collected upon final audit of costs by the U.S. government.

Costs incurred beyond the contract funded amount included in unbilled accounts receivable amount to $201,900 at September 29, 1996. This amount, although not yet funded, is within the scope of the contract and the Company does not expect to sustain a loss with respect to such costs.

                         September 29,       October 1,
                                  1996             1995
                         ______________________________
Inventory:
   Raw Materials         $     537,900    $     488,600
   Work in Process           2,862,300        1,842,600
   Finished Goods              986,500          599,700
                         ______________________________
                         $   4,386,700    $   2,930,900
                         ______________________________
                         ______________________________


Title to all inventories remains with the Company. Inventoried materials and costs relate to work in process on customers' orders and on the Company's generic module parts and memory stacks which the Company anticipates it will sell to customers. Such inventoried costs are stated generally at the total of the direct production costs including overhead. Inventory valuations do not include General and Administrative expenses.

                                    September 29,     October 1,
                                             1996           1995
                                    ____________________________
Equipment, furniture and fixtures:
  Engineering and production
    equipment                       $ 16,615,800     $ 8,527,600
  Furniture and fixtures                 353,300         335,600
  Computer software programs             739,900         371,200
  Leasehold improvements                 900,700         850,100
                                    ____________________________

                                      18,609,700      10,084,500
Less accumulated depreciation
   and amortization                    6,703,000       4,434,900
                                    ____________________________
                                    $ 11,906,700    $  5,649,600
                                    ____________________________
                                    ____________________________

Engineering and production equipment includes approximately $209,800 and $396,500 of capitalized leases at September 29, 1996 and October 1, 1995, respectively. Accumulated amortization of capitalized leases amounted to $66,324 and $30,700 at September 29, 1996 and October 1, 1995, respectively.

                          September 29,   October 1,
                                   1996         1995
                          __________________________
Accrued expenses:
  Salaries and wages      $  353,900      $  292,500
  Vacation                   236,900         183,500
  Payroll taxes               57,100          33,900
  Accounting fees             55,800          42,100
  Accrued rent                91,700               -
  Other accrued expenses     140,700         119,500
                          __________      __________
                          $  936,100      $  671,500
                          __________________________
                          __________________________

Note 9 - Notes Payable
Current and long-term debt consists of the following:

                                    September 29,   October 1,
                                             1996         1995
                                    __________________________
Note payable to bank bearing
  interest at prime plus 1.5%
  due in monthly installments of
  $63,400 beginning May 1997        $   3,000,000   $        -
Capitalized lease
  obligations maturing at
  various dates through 1997               80,400      284,400
Less current portion                      270,600      206,400
                                    __________________________
                                    $   2,809,900   $   78,000
                                    __________________________
                                    __________________________

The aggregate minimum principal maturities are $270,600, $517,700, $561,700, $618,900 and $682,000 in the years ending September 30, 1997 through 2001, respectively, and $429,500 thereafter.

The Company was in compliance with two of the three financial covenants of its bank loan as of September 29, 1996 and as of the first quarter ended December 29, 1996, and received a waiver of the third covenant as of September 29, 1996 and December 31, 1996. The Company anticipates that it will be in full compliance with the restrictive covenants in future quarters.

Note 10 - Income Taxes
Effective October 4, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income tax. The cumulative effect of adopting SFAS No. 109 on the Company's financial statements for the year ended October 2, 1994 was not material.

Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(ii) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's income tax calculation as of September 29, 1996 are as follows:


  Current deferred tax assets:
    Differences between book
     and tax basis of property        $    878,800
    Reserves not currently deductible        2,500

  Long-term deferred tax assets:
    Operating loss carryforwards        11,322,400
    Tax credit carryforwards               403,500
    Capital loss carryforwards               8,500
    Valuations allowance               (12,615,700)
                                      ____________
  Net deferred tax asset              $          -
                                      ____________
                                      ____________

The differences between the Company's effective income tax rate and the statutory U.S. federal income tax rate for the fiscal years September 29,1996 and October 1, 1995, respectively, are as follows:

The total valuation allowance changed $4,598,400 from October 1, 1995 to September 29, 1996. At September 29, 1996, the portion of the valuation allowance attributed to deferred tax assets for which subsequently recognized tax benefit will be allocated directly to contributed capital was $1,107,100.

The provisions for income taxes for the fiscal years ended September 29, 1996, October 1, 1995, and October 2, 1994, consist of provisions for state income taxes of $1,800, $1,000, and $800, respectively. No provisions for federal income taxes have been made in these fiscal years due to the net operating losses.

At September 29, 1996, the Company had net operating loss carryforwards of approximately $29,997,900 for financial reporting and federal income tax purposes expiring in varying amounts from fiscal year 1997 through fiscal year 2011, and $14,236,500 for California and Vermont State Franchise tax purposes expiring in varying amounts from fiscal year 1997 through fiscal year 2001, available to offset future federal, California, and Vermont taxable income. In addition, as of September 29, 1996, the Company had investment tax credits and qualified research credits of $133,400 and $270,100, respectively, expiring in varying amounts through fiscal year 2008 and available to offset future federal taxes. The ability of the Company to utilize the net operating loss and credit carryforwards may be restricted by certain provisions of the Internal Revenue Code.

Note 11 - Operating Leases
The Company leases certain facilities and equipment under cancelable and noncancelable lease obligations. Total rental expense for operating leases amounted to $1,633,500, $562,500, and $347,100, for the fiscal years ended September 29, 1996, October 1, 1995, and October 2, 1994, respectively. Minimum lease commitments existing at September 29, 1996 are approximately as follows:


Fiscal years ending:
    1997                $  2,020,700
    1998                   1,959,700
    1999                     500,300
    2000                       5,800
                        ____________
Total minimum payments  $  4,486,500
                        ____________
                        ____________

Note 12 - Stock Option Plans and Employee Retirement Plan
In December 1981, the Company's shareholders adopted two stock option plans: the 1981 Incentive Stock Option Plan (Incentive Plan) and the 1981 Nonstatutory Stock Option Plan (Nonstatutory Plan). The Incentive Plan provided for the granting of options to key management employees and the Nonstatutory Plan provided for the granting of options to both key management employees and non-employee directors. The maximum number of shares which could be optioned and sold under the two plans was 1,450,000 shares, of which no more than 800,000 and 400,000 could be optioned and sold to directors and non-director officers, respectively. Under the terms of the Incentive Plan, options could be granted at an exercise price equal to the fair market value of the Company's common stock on the date the options were granted and under the terms of the Nonstatutory Plan, options could be granted at 85 percent of the fair market value, on the date the options were granted. If, however, the optionee owned more than 10 percent of the outstanding common stock of the Company, the exercise price of incentive stock options would be at least 110 percent of such fair market value. Options, generally, are not exercisable before one year from the date of grant, and are generally exercisable in installments. Options granted under the Incentive Plan may not exceed five years in duration and options granted under the Nonstatutory Plan may not exceed ten years in duration. The plans terminated on December 11, 1991, after which date no options could be granted under the plans. As of September 29, 1996, there were no outstanding options under the plans.

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan to replace the 1981 Plans which had terminated. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1992. Under the 1991 Plan, options to purchase an aggregate of 675,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options and the requirements for participation, exercise price and other terms are similar to the 1981 Plans. As of

September 29, 1996, options to purchase 210,700 shares at prices ranging from $4.28 (15,000 shares) to $8.625 (30,000 shares) were outstanding under the Plan, of which 90,200 were exercisable at September 29, 1996.

In January 1995, the Board of Directors adopted the 1995 Stock Option Plan to replace the 1991 Plan which had terminated. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1995. Under the 1995 Plan, options to purchase an aggregate of 700,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options and requirements for participation, exercise price and other terms are similar to the 1991 Plan. As of September 29, 1996, options to purchase 444,000 shares at prices ranging from $5.0625 (50,000 shares) to $8.50 (100,000 shares) were outstanding under the Plan, of which 20,000 were exercisable at September 29, 1996.

Stock option activity is summarized as follows:

                                                     Option Price
                                    Shares              Per Share
                                 ________________________________
1981 Plan:
_________

Options outstanding at
  October 3, 1993                   170,000      $0.17   to $1.5625

    Exercised                      (117,600)      0.17   to  0.8125
                                 __________
Options outstanding at
  October 2, 1994                    52,400       0.5625 to  1.5625
    Exercised                       (48,400)      0.5625 to  1.5625
                                 __________
Options outstanding at
  October 1, 1995                     4,000                  0.5625
    Exercised                         4,000                 $0.5625
                                 __________
Options outstanding at
  September 29, 1996                      -
                                 __________
                                 __________

1991 Plan:
_________

Options outstanding at
  October 3, 1993                   472,000      $1.3125 to $8.625

    Granted                          65,500       7.125  to  7.75
    Exercised                       (10,500)      1.3125 to  4.09
                                 __________
Options outstanding at
  October 2, 1994                   527,000       1.3125 to  8.625
    Granted                          98,500                  6.00
    Exercised                       (54,200)      1.3125 to  7.75
                                 __________
Options outstanding at
  October 1, 1995                   571,300       1.3125 to  8.625
    Exercised                      (314,100)      1.3125 to  4.09
    Cancelled                       (19,000)      4.09   to  8.625
    Expired                         (27,500)      1.3125 to  4.09
                                 __________
Options outstanding at
   September 29, 1996               210,700      $4.28   to $8.625

                                 __________
                                 __________

1995 Plan:
_________

    Granted in fiscal 1995          228,500      $6.00   to $6.50
                                 __________
Options outstanding at
  October 1, 1995                   228,500       6.00   to  6.50
    Granted                         343,500       5.0625 to  8.50
    Cancelled                      (128,000)      6.00   to  6.50
                                 __________
Options outstanding at
  September 29, 1996                444,000      $5.0625 to $8.50

                                 __________
                                 __________

In fiscal 1982, the Company established an Employee Retirement Plan which is effective for fiscal year 1982 and thereafter. The plan provides for annual contributions to the Company's Stock Bonus Trust (SBT) to be determined by the Board of Directors and which will not exceed 15 percent of total payroll. At the discretion of the Trustee, the SBT will purchase common stock at fair market value or other interest-bearing securities or investments for the accounts of individual employees who will gain a vested interest of 20 percent in their accounts after three years of service, and 20 percent each year of service thereafter, until fully vested after seven years of service. That portion of cash or stock held in an employee's account and not vested at termination of employment will be redistributed in accordance with a prearranged formula. Management believes that the contributions made by the Company to the SBT, to the extent they relate to government cost-plus-fixed-fee contracts, will be reimbursable by the U.S. government. In fiscal years 1994, 1995 and 1996 the Company's contributions to the SBT were 43,200, 68,000 and 172,900 shares of common stock, respectively, which had estimated market values of $357,300, $472,300 and $687,400, respectively.

Note 13 - Revenues
In fiscal 1996, contracts with all branches of the U.S. government accounted for 31% of the Company's revenues and the remaining 69% of the Company's revenues was derived from non-government sources. Of the 31% applicable to the U.S. government, there was one agency of the government that accounted for 16%. Other government agencies accounted for the remaining 15%. Of the 69% applicable to non-government sources, two customers accounted for 23% and 21% of the revenues.

In fiscal 1995, contracts with all branches of the U.S. government accounted for 74% of the Company's revenues and the remaining 26% of the Company's revenues was derived from non-government sources. Of the 74% applicable to the U.S. government, there were two agencies of the government that accounted for 30% and 21%, respectively. Other government agencies accounted for the remaining 23%. There were no non-government customers who individually accounted for more than 10%.

In fiscal 1994, contracts with all branches of the U.S. government accounted for 83% of the Company's revenues and the remaining 17% of the Company's revenues was derived from non-government sources. Of the 83% applicable to the U.S. government, there were four agencies of the government that accounted for 22%, 21%, 15%, and 14%, respectively. Other government agencies accounted for the remaining 11%. There were no non-government customers who individually accounted for more than 10%.

Note 14 - Technology Licenses
In June 1992 the Company and International Business Machines (IBM) entered into an agreement to develop manufacturing technology required to commercially produce parts using the Company's technology for stacking integrated circuits. In June 1993, IBM and the Company jointly announced the opening of a pilot manufacturing line at an IBM facility. The Company will receive royalties on stacked chip parts sold by IBM and will share equally with IBM any royalties received from the licensing of the jointly developed manufacturing technology. In April 1996, the Company reached an agreement with IBM wherein the Company acquired the operating line from IBM and leased the facilities.

In May 1995, the Company and Unitrode Corporation (Unitrode) entered into an agreement to transfer to Unitrode the technology required to produce the Company's wireless infrared communication integrated circuit (SIRComm ). The Company will receive licensing and royalty payments for the technology transfer and on SIRComm products sold by Unitrode.

Note 15 - Deferred Revenues
The Company received prepayments from customers related to services and products which had not been delivered as of September 29, 1996. Revenues will be recorded upon delivery of these services and products.

Note 16 - Acquisition of Equipment

On April 19, 1996, the Company consummated an agreement for the acquisition and operation of the equipment comprising IBM's cubing line located at IBM's Essex Junction, Vermont facility. The cubing line was established by IBM to manufacture the stacked-chip assemblies required to commercialize the Company's proprietary chip-stacking technology under the joint development alliance that IBM and the Company entered into in 1992 and recently completed. According to the terms of the agreement, the Company acquired the equipment and clean room which comprises the cubing line for a cash payment of approximately $6.5 million. In addition, the Company signed a facility lease agreement for the space required to operate the cubing line under the Company's management within the IBM facility through December 1998. The terms of the facility lease agreement includes escalating rent payments which have been straight lined for financial reporting purposes. The difference between the amount paid and the amount expensed during fiscal 1996 has been reported as accrued rent.

Irvine Sensors Corporation
Report of Independent Accountants

To the Board of Directors and Shareholders of Irvine Sensors Corporation


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Irvine Sensors Corporation and its subsidiaries at September 29, 1996, and October 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 29, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse
Costa Mesa, California
January 10, 1997