Form 10-K/A, Exhibit 13
period 1996-09-29
IRVINE SENSORS CORP/DE/
filed 1998-01-07
CIK 357108

   Irvine Sensors Corporation
________________________________________________________________________________












________________________________________________________________________________

                                                           Annual Report 1995

Irvine Sensors Corporation
Management's Discussion and Analysis of Financial Condition and
Results of Operations
--------------------------------------------------------------------------------
Results of Operations

FISCAL YEAR ENDED OCTOBER 1, 1995 vs.
FISCAL YEAR ENDED OCTOBER 2, 1994

Another year of record revenues of $8,041,400 showed a 57 percent increase over fiscal 1994. Fiscal 1995 saw the introduction of the Company's new serial infrared communications chip (SIRComm(TM)) with production volumes shipped to major manufacturers occurring primarily in the fourth fiscal quarter.
Production quantities of Memory Short Stacks(TM) from the Company's Computer Products Operation in Vermont were also shipped throughout fiscal 1995 to major manufacturers in the aerospace and commercial industries. In addition to the growth experienced by the Company's product-based operations, the Company's core contract research and development operation continued to experience substantial increases from efforts on existing contracts and from several large contracts obtained during fiscal 1995 which included revenues from the delivery of custom chip stacks.

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

The Company increased its research and development ("R&D") expenditures by $435,700 or 52 percent over last year's expenditures. This increase reflects the Company's resolve to maintain its competitive advantage by developing new products and advancing its core technology. As a percent of revenues, R&D remained consistent with fiscal 1994 at 16 percent of revenues.

General and Administrative ("G&A") expenses increased $222,500. However, as a percent of revenues, they decreased to 32 percent in fiscal 1995 from 45 percent in fiscal 1994. The increase in G&A consisted primarily of additional labor costs required to handle the growth in business activity.

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

During July and August 1995, the Company raised approximately $4.2 million in private financing to institutional and corporate investors in Canada and Europe from the sale of approximately 382,100 shares of common stock and $2.25 million of convertible subordinated debenture bonds (see Notes 2 and 6).

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". However, the Securities and Exchange Commission ("SEC") staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company has calculated non-cash interest expense of $1,101,700 with a like amount added to paid-in capital in the fourth quarter of fiscal 1995. Because of the offsetting nature of these entries, there is no effect on Shareholders' equity. (See Note 6 to the Consolidated Financial Statements).

FISCAL YEAR ENDED OCTOBER 2, 1994 vs.
FISCAL YEAR ENDED OCTOBER 3, 1993

In achieving record revenues for fiscal 1994, the Company also achieved significant technological progress in two important business segments. Contract revenues of $4,918,700 were 25 percent above fiscal 1993, following a 15 percent increase in fiscal 1993 over fiscal 1992. This year's revenues included sales of fully functional engineering samples of Memory Short Stacks built by IBM and burned-in, tested and shipped from our Computer Products Operation in Vermont. And, as the year drew to a close the Company announced that it was accepting orders for a serial infrared communications chip (SIRComm) for use in the wireless communications market. The first revenues from this product will occur in fiscal 1995. Contract revenues in fiscal 1994 also included deliveries of, and work in process on, prototype custom chip stacks by the California facility.

The Company's resolve to maintain its competitive advantage by developing products and advancing its technology was evidenced by its expenditures of $884,300, 17 percent of contract revenues in fiscal 1994, following expenditures of $646,800, 16 percent of contract revenues, in fiscal 1993. The Company believes it is now on the threshold of achieving results of these efforts.

Cost of contract revenues of $4,612,900 was 93 percent of contract revenues, an increase of 13 percentage points over fiscal 1993. Start-up costs, training and yield factors at the Vermont facility have been expensed as incurred and are a significant element of the increased costs.

Irvine Sensors Corporation
Management's Discussion and Analysis of Financial Condition and
Results of Operations
--------------------------------------------------------------------------------

The Company generated a net loss of $2,463,900 ($0.18 per common share) compared to a net loss of $1,507,600 ($0.12 per common share) in fiscal 1993 resulting primarily from the substantial research and development costs coupled with the start-up costs associated with the commercialization efforts.

The Company's Balance Sheet and financial condition were significantly impacted by actions taken during fiscal 1994. In a private financing to institutional and corporate investors in Canada and Europe (see Note 2), the Company raised approximately $7.9 million from the sale of approximately 1.36 million shares of common stock. As a result, interest income of $173,500 was recorded in fiscal 1994 compared to $64,700 in the prior year. The Company invested approximately $2.3 million in capital facilities and equipment and at year's end, cash and marketable securities of approximately $4.9 million were the foundation of a current ratio of 5.0:1 compared to 2.9:1 at the prior year's end.

Accounts receivable of $1,584,500 at year's end increased by $633,300 from the prior year, attributable to increased revenues and the timing of payments on a government contract.

The Company is now manufacturing parts to fill customers' orders. Accordingly, work in process inventory has increased to $253,100 from $25,500 at the year earlier date. The Company anticipates that this trend will continue in fiscal 1995.

Liquidity, Capital Resources and Impact of Changing Prices

In fiscal years 1990 through 1992, the rates of Company investment in capital equipment and internal research and development were modest due to successes achieved in the establishment of standardized processes to assemble early units of the Company's contemplated products. In fiscal years 1994 and 1995 the Company began to substantially expand its facilities and procure additional capital equipment to meet its requirements for commercial product introduction. Such manufacturing capability requires additional capital expenditures for equipment and plant facilities. The Company believes that when additional capital investments are required, it may obtain alternate financing through capital leases or installment financing instead of depleting working capital. At October 1, 1995, the Company's current ratio was 2.8:1.

Depreciation of existing capital assets and Company contributions of its common stock to the employees' retirement plan do not require cash, but provide the opportunity for cost recovery since they are elements of the Company's Overhead and G&A bid rates. These non-cash expenses may in fact generate positive cash flow for the Company as sales increase and cost recovery is achieved.

In its R&D base, the Company engages primarily in fixed price or cost-plus-fixed-fee research and development contracts and commercial product sales.
Under cost-plus-fixed-fee contracts, the Company is generally reimbursed for its costs, with certain limitations. Management believes there has been only minimal impact upon operations due to the effect of changing prices. However, the Company has, historically, not been able to adjust its prices to reflect short-term variances in sales projections due to negotiated contractual rate limits in some of its contracts. Accordingly, the Company has, in recent years, experienced significant losses as a result of having incurred research and development and other expenses in excess of those reimbursable under its contracts, as well as preproduction and start-up costs of product introduction. The Company believes that this condition and its decision to pursue commercial applications of its products will continue to have a significant adverse impact on profitability in fiscal 1996. This impact may be offset by additional revenues from joint development agreements and licensing fees which are anticipated in fiscal 1996.

At October 1, 1995 the Company's funded backlog was approximately $5,506,900 compared to $1,484,400 at October 2, 1994. In addition, several of the existing contracts include substantial amounts not yet funded. The Company is also continuing to negotiate for additional research contracts with government military agencies and major government prime contractors, and with manufacturers for commercial sales and development contracts, which, if obtained, will materially increase the backlog.

Irvine Sensors Corporation
Consolidated Balance Sheet

                                                                       October 1,      October 2,
                                                                          1995            1994
--------------------------------------------------------------------------------------------------
Assets

Current Assets:
   Cash and cash equivalents                                         $  4,367,100    $    437,300
   Marketable securities, at cost, which approximates market                    -       4,447,500
   Accounts receivable, net of allowances of $10,000                    2,388,000       1,584,500
   Inventory                                                            2,930,900         253,100
   Prepaid expenses                                                       241,500          73,100
                                                                     ------------    ------------
      Total current assets                                              9,927,500       6,795,500
                                                                     ------------    ------------
Equipment, furniture and fixtures, net                                  5,649,600       3,548,700

Other assets                                                               32,100          11,200
                                                                     ------------    ------------
                                                                     $ 15,609,200    $ 10,355,400
                                                                     ============    ============
Liabilities and Shareholders' Equity

Current Liabilities:
   Accounts payable                                                  $  1,302,500    $    667,500
   Accrued expenses                                                       671,500         478,500
   Deferred revenue                                                     1,365,000         190,800
   Notes payable and current portion of long-term debt                    206,400          18,600
                                                                     ------------    ------------
      Total current liabilities                                         3,545,400       1,355,400
                                                                     ------------    ------------
Long-term debt                                                             78,000           1,600
                                                                     ------------    ------------
Deferred royalties payable - affiliated company                           123,200          79,500
                                                                     ------------    ------------
Convertible subordinated debentures                                     2,250,000               -
                                                                     ------------    ------------
Preferred stock of consolidated subsidiary                                118,500         118,500
                                                                     ------------    ------------
Shareholders' Equity:
   Preferred stock, $0.01 par value, 500,000 shares authorized:
      9,354 shares Series B Convertible Cumulative Preferred
         outstanding; aggregate liquidation preference of $224,500            100             100
      5,659 shares Series C Convertible Cumulative Preferred
         outstanding; aggregate liquidation preference of $254,700            100             100
   Common stock, $0.01 par value, 20,000,000 shares authorized;
      15,566,800 and 14,710,700 shares issued and outstanding             155,700         147,100
   Common stock warrants; 126,900 and 291,200 issued and
      outstanding                                                               -               -
   Paid-in capital                                                     28,127,400      23,304,800
   Accumulated deficit                                                (18,789,200)    (14,651,700)
                                                                     ------------    ------------
          Total shareholders' equity                                    9,494,100       8,800,400
                                                                     ------------    ------------
                                                                     $ 15,609,200    $ 10,355,400
                                                                     ============    ============

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Operations

                                                   Fiscal Year Ended
                                        ---------------------------------------
                                         October 1,    October 2,    October 3,
                                            1995          1994          1993
-------------------------------------------------------------------------------
Revenues                                $ 7,877,000   $ 4,918,700   $ 3,947,600
Other                                       164,400       220,700       338,700
                                        -----------   -----------   -----------
     Total revenues                       8,041,400     5,139,400     4,286,300
                                        -----------   -----------   -----------

Costs and expenses:
    Cost of revenues                      7,298,700     4,612,900     3,139,400
    General and administrative            2,534,200     2,311,700     2,043,200
    Research and development              1,280,000       844,300       646,800
    Other expenses                                -             -         9,000
                                        -----------   -----------   -----------
                                         11,112,900     7,768,900     5,838,400
                                        -----------   -----------   -----------

Loss from operations                     (3,071,500)   (2,629,500)   (1,552,100)

    Interest expense                        (55,900)       (7,100)      (19,400)
    Interest income                          92,600       173,500        64,700
    Non-cash interest expense related
       to Convertible Debentures         (1,101,700)            -             -
                                        -----------   -----------   -----------

Loss before provision for income taxes   (4,136,500)   (2,463,100)   (1,506,800)
Provision for income taxes                    1,000           800           800
                                        -----------   -----------   -----------
Net loss                                $(4,137,500)  $(2,463,900)  $(1,507,600)
                                        ===========   ===========   ===========

Net loss per common and
   common equivalent share              $     (0.28)  $     (0.18)  $     (0.12)
                                        ===========   ===========   ===========

Weighted average number of
   shares outstanding                    14,966,500    14,141,500    12,865,800
                                        ===========   ===========   ===========

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Shareholders' Equity

                                  Common Stock           Common Stock       Preferred Stock
                                 Shares Issued         Warrants Issued       Shares Issued
                                 -------------         ---------------       -------------     Paid-in   Accumulated   Shareholders'
                                 Number     Amount     Number    Amount    Number    Amount    Capital    (Deficit)      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 27, 1992  12,608,100  $126,100    100,000  $     -   16,575      $200  $14,399,400  $(10,680,200)  $ 3,845,500
                               ----------  --------    -------  -------   ------      ----  -----------  ------------   -----------

  Stock options exercised         142,000     1,400          -        -        -         -       89,400             -        90,800
  Common stock issued to
    employee retirement plan       32,900       300          -        -        -         -      198,100             -       198,400
  Series B and Series C
    preferred stock converted
    to common stock                19,200       200          -        -     (385)        -         (200)            -             -
  Sale of common stock
    pursuant to Common Stock
    Acquisition Rights Plan       350,300     3,500          -        -        -         -      346,800             -       350,300
  Common stock warrants
    issued to consultants               -         -     55,000        -        -         -            -             -             -
  Net loss                              -         -          -        -        -         -            -    (1,507,600)   (1,507,600)
                               ----------  --------    -------  -------   ------      ----  -----------  ------------   -----------
 Balance at October 3, 1993    13,152,500  $131,500    155,000  $     -   16,190      $200  $15,033,500  $(12,187,800)  $ 2,977,400
                               ----------  --------    -------  -------   ------      ----  -----------  ------------   -----------

  Stock options exercised         127,900     1,300          -        -        -         -       21,900             -        23,200
  Common stock issued to
    employee retirement plan       43,200       400          -        -        -         -      356,900             -       357,300
  Sale of common stock          1,362,100    13,600          -        -        -         -    7,844,500             -     7,858,100
  Common stock warrants
    issued                                             161,200        -        -         -            -             -             -
  Common stock warrants
    exercised                      25,000       300    (25,000)       -        -         -       48,000             -        48,300
  Net loss                              -         -          -        -        -         -            -    (2,463,900)   (2,463,900)
                               ----------  --------    -------  -------   ------      ----  -----------  ------------   -----------
Balance at October 2, 1994     14,710,700  $147,100    291,200  $     -   16,190      $200  $23,304,800  $(14,651,700)  $ 8,800,400
                               ----------  --------    -------  -------   ------      ----  -----------  ------------   -----------

  Stock options exercised         103,100     1,000          -        -        -         -      219,900             -       220,900
  Common stock issued to
    employee retirement plan       68,000       700          -        -        -         -      471,600             -       472,300
  Sale of common stock            382,100     3,800          -        -        -         -    1,933,500             -     1,937,300
  Common stock warrants
    issued                                              79,700        -        -         -            -             -             -
  Common stock warrants
    exercised                     244,000     2,500   (244,000)       -        -         -    1,096,500                   1,099,000
  Series B and Series C
    Preferred stock converted
    to common stock                58,900       600          -        -   (1,177)        -         (600)            -             -
  Net loss                              -         -          -        -        -         -            -    (4,137,500)   (4,137,500)
  Additional paid-in capital
    related to Convertible
    Debentures                          -         -          -        -        -         -    1,101,700             -     1,101,700
                               ----------  --------    -------  -------   ------      ----  -----------  ------------   -----------
Balance at October 1, 1995     15,566,800  $155,700    126,900  $     -   15,013      $200  $28,127,400  $(18,789,200)  $ 9,494,100
                               ----------  --------    -------  -------   ------      ----  -----------  ------------   -----------

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Cash Flows

                                                                          Fiscal Year Ended
                                                              ---------------------------------------------
                                                                October 1,       October 2,     October 3,
                                                                   1995             1994           1993
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Cash received from customers                               $  7,237,900     $ 4,506,100     $ 4,146,200
   Cash paid to suppliers and employees                        (10,457,200)     (6,384,800)     (5,241,800)
   Interest received                                                92,600         173,500          64,700
   Interest paid                                                   (55,900)         (7,100)        (19,400)
   Income taxes paid                                                (1,000)           (800)           (800)
                                                              ------------     -----------     -----------
      Net cash used in operating activities                   $ (3,183,600)    $(1,713,100)    $(1,051,100)

Cash flows from investing activities:
   Marketable securities, at cost                                4,447,500      (4,447,500)              -
   Capital facilities and equipment expenditures                (3,105,500)     (2,334,000)     (1,662,600)
                                                              ------------     -----------     -----------
      Net cash used in investing activities                      1,342,000      (6,781,500)     (1,662,600)
Cash flows from financing activities:
   Net payments under line of credit                                     -               -               -
   Principal payments under notes payable and
      capital lease obligations                                   (131,600)        (74,000)       (100,300)
   Proceeds from issuance of long-term debt                        395,800           3,700         154,700
   Proceeds from issuance of convertible
      subordinate debentures                                     2,250,000               -               -
   Proceeds from issuance of common stock and
      common stock warrants                                      3,257,200       7,929,600         441,100
                                                              ------------     -----------     -----------
      Net cash provided by financing activities                  5,771,400       7,859,300         495,500
                                                              ------------     -----------     -----------
Net increase (decrease) in cash and cash equivalents             3,929,800        (635,300)     (2,218,200)
Cash and cash equivalents at beginning of year                     437,300       1,072,600       3,290,800
                                                              ------------     -----------     -----------
Cash and cash equivalents at end of year                      $  4,367,100     $   437,300     $ 1,072,600
                                                              ============     ===========     ===========

Reconciliation of net loss to net cash used in operating
 activities:
Net loss                                                      $ (4,137,500)    $(2,463,900)    $(1,507,600)
Adjustments to reconcile net loss to net cash
   used in operating activities:
   Depreciation and amortization                              $  1,004,600     $   535,700     $   311,700
   Common stock issued to employee retirement plan                 472,300         357,300         198,400
   Non-cash interest expense related to Convertible
      Debentures                                                 1,101,700               -               -
   (Increase) in accounts receivable                              (803,500)       (633,300)       (140,100)
   (Increase) in inventory                                      (2,677,800)       (227,600)        (12,900)
   (Increase) decrease in prepaid expenses                        (168,400)         13,500         (11,800)
   (Increase) in other assets                                      (20,900)              -               -
   Increase in accounts payable and accrued
      expenses                                                     828,000         497,500          98,500
   Increase in deferred revenue                                  1,174,200         190,800               -
   Increase in royalties accrued - affiliated
      company                                                       43,700          16,900          12,700
                                                              ------------     -----------     -----------
          Total adjustments                                        953,900         750,800         456,500
                                                              ------------     -----------     -----------
   Net cash used in operating activities                      $ (3,183,600)    $(1,713,100)    $(1,051,100)
                                                              ============     ===========     ===========

Noncash investing and financing activities:

Common stock issued to employee retirement plan               $    472,300     $   357,300     $   198,400
                                                              ------------     -----------     -----------
Capitalized lease obligations                                 $    395,800     $     3,700     $    54,400
                                                              ------------     -----------     -----------
Non-cash interest expense related to Convertible Debentures   $  1,101,700     $         -     $         -
                                                              ------------     -----------     -----------

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 1 - Summary of Significant Accounting Policies

CONSOLIDATION
The consolidated financial statements include the accounts of Irvine Sensors Corporation (the "Company") and its wholly owned subsidiary, Carson Alexiou Corporation ("CAC"). All significant inter-company transactions and balances have been eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Sunday nearest September 30. Fiscal 1995 (52 weeks) ended on October 1, 1995, fiscal 1994 (52 weeks) ended on October 2, 1994, and fiscal 1993 (53 weeks) ended on October 3, 1993.

REVENUES
The Company's revenues include shipments of functional memory cubes from its Vermont facility and shipments of a new product, the SIRComm infrared chip which began during the fourth quarter of fiscal 1995. In prior years, the Company's revenues historically resulted principally from prototype development and manufacture of sample quantities for its customers. The Company continues to contract to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company's R&D contracts are usually cost plus fixed fee (best effort) or fixed price and revenues are recognized as costs are incurred and include applicable fees or profits primarily in the proportion that costs incurred bear to estimated final costs. Production orders for memory cubes and SIRComm chips are generally priced in accordance with the Company's established price list.

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

Other revenues in each of the fiscal years 1993 through 1995 were derived from a license agreement with IBM wherein the Company and IBM are jointly developing the Company's technology and products. In addition, other revenues in fiscal 1995 were also derived from a licensing agreement with Unitrode to transfer technology required to produce the Company's SIRComm chip. (See Note 14 - Technology Licenses.)

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

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

MARKETABLE SECURITIES

Marketable securities consisted of U.S. Government securities carried at cost plus accrued interest, which approximated market.

Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which prescribes the accounting for debt and equity securities held as assets. The cumulative effect of adopting SFAS No. 115 on the Company's financial statements for the year ended October 1, 1995 was not material.

Note 2 - Issuance of Common Stock and Series A Preferred Stock

In December 1989, the Board of Directors adopted a Contingent Common Stock Acquisition Rights Plan (the Plan) to deal with certain issues posed by the Company's belief that its stock was then undervalued. Under the Plan, options to purchase 500,000 shares of the Company's common stock at a price of $1.00 per share were allocated among the 10 participants who were all of the Company's officers and directors, in proportion to the number of shares of common stock under their respective beneficial ownership as of December 1989. The options vested and were exercisable once the closing bid price of the common stock averaged $4.00 or more for any six-month period in which the Plan was in effect. This event occurred in December 1992, at which time, 350,275 of these options vested and 149,725 were canceled pursuant to forfeiture provisions contained in the Plan. In April 1993, all 350,275 of the vested options were exercised, resulting in the issuance of 350,275 shares of unregistered common stock and the receipt of $350,275 which was added to the Company's general funds.

During fiscal 1993, the Company issued 142,000 shares of common stock to one director, thirteen employees, two of whom are officers of the Company, one former officer and one former director, upon exercise of options granted under the Company's 1981 and 1991 Stock Option Plans. The proceeds of approximately $90,800 were added to the Company's general funds.

During fiscal 1994, the Company issued 127,900 shares of common stock to eight employees, one of whom is a director, and four non-employee directors upon exercise of options and warrants granted under the Company's Stock Option Plans. The net proceeds of approximately $23,200 were added to the Company's general funds.

In February 1994, the Company completed the sale of approximately 1.36 million unregistered shares of the Company's common stock in a private financing to institutional and corporate investors in Canada and Europe. After regulatory requirements are met by holders of these securities, restrictive legends on these shares may be removed and the shares could then be traded without restrictions. The net proceeds of approximately $7.9 million were added to the Company's general funds. There are no restrictions on the use of these funds.

In August 1995, the Company completed the sale of approximately 382,100 unregistered shares of the Company's common stock in a private financing pursuant to Regulation S to institutional and private investors in Canada and Europe. The Company has agreed to use its best efforts to register these shares for subsequent resale by the holders thereof. After regulatory requirements are met by holders of these securities, restrictive legends on these shares may be removed and the shares could then be traded without restrictions. The gross proceeds less expenses will be added to the Company's general fund. There are no restrictions on the use of these funds. Subsequent to October 1, 1995, the Company registered the shares.

During fiscal 1995 the Company issued 103,100 shares of common stock to ten employees and one non-employee director upon exercise of options granted under the Company's Stock Option plans. Net proceeds of $220,900 were added to the Company's general fund.

Note 3 - Common Stock Warrants

In July 1992, the Company consummated a public offering of 750,000 shares of common stock and granted the Underwriter an option to purchase up to 112,500 additional shares of common stock to cover over allotments. In connection with this offering, the Company granted to the Underwriter warrants to purchase up to 75,000 shares of common stock at a price of $5.10 per share, which was 120 percent of the initial public offering price of the shares. The warrants are exercisable during the four-year period beginning July 9, 1993 and expiring July 8, 1997. During fiscal 1995, 57,800 of these warrants were exercised and 17,200 remain outstanding.

In February 1992, the Company granted a warrant to its legal counsel to purchase 25,000 unregistered shares of common stock at a price of $1.3125 in connection with services rendered. The warrant was exercised in March 1994 and the proceeds were added to the Company's general funds.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

In February 1993 and July 1993, the Company granted warrants to two consultants to purchase 25,000 and 30,000 unregistered shares of common stock at prices of $4.72 and $8.875 per share, respectively, in connection with services rendered. The shares underlying these warrants were registered in fiscal 1995 and the prices reduced to $4.50 per share. The warrant for 25,000 shares has been exercised and the warrant for 30,000 shares remains outstanding.

In connection with the February 1994 sale of approximately 1.36 million shares of common stock to investors in Canada and Europe, the Company granted to the foreign investment banker warrants to purchase up to 136,200 shares of common stock at an average price of $8.23 per share. The warrants expire January 7, 1999. In fiscal 1995, the price was reduced to $4.50 per share and the warrants were exercised.

In February 1994, the Company granted a warrant to its legal counsel to purchase 25,000 unregistered shares of common stock at a price of $8.75 per share in connection with services rendered. The warrant is exercisable on or after February 25, 1995 and expires on February 24, 1998. In fiscal 1995, the price was reduced to $4.50 per share and the warrant was exercised.

In connection with the August 1995 sale of approximately 382,100 shares of common stock and the issuance of approximately $2.25 million of 8 percent convertible debentures to investors in Canada and Europe, the Company granted to the foreign investment banker warrants to purchase up to approximately 79,700 shares of common stock at prices ranging from $7.47 to $8.33 per share. These warrants expire in August and September 2000. Subsequent to October 1, 1995, the Company registered the shares underlying the warrants.

As of October 1, 1995, there were a total of 126,900 warrants outstanding of which 17,200 expire in July 1997, 30,000 expire in July 1998, 72,800 expire in August 1999, and 6,900 expire in September 2000.

Note 4 - Series B and Series C Convertible Preferred Stock

The Series B and Series C Convertible Cumulative Preferred Stock which were originally issued to the Company's Employee Retirement Plan each bear a 10 percent cumulative annual dividend, which under Delaware law may generally be paid only out of (i) retained earnings or (ii) net profit in the current or preceding fiscal year. To the extent that the dividends are not declared and paid in any fiscal year, the obligation carries over to the next fiscal year. These shares of Series B and Series C Convertible Cumulative Preferred Stock are not redeemable, carry a liquidation preference over the common stock of $15.00 and $30.00, respectively, per share and are convertible, at the option of the holder, into 50 shares of common stock for each share of Series B and Series C Convertible Cumulative Preferred Stock, respectively. Distributions of vested benefits made from the Plan to former employees and the subsequent surrender and conversion into shares of common stock are as follows:


                              Preferred Stock         Common
                            Series B   Series C       Stock
                         -----------------------------------
Distribution dates:
   April 1992                 625            -        31,200
   March 1993                 340           45        19,200
   October 1994               880          297        58,900
                         -----------------------------------
                            1,845          342       109,300
                         ===================================

The 1,845 and 342 shares of Preferred Series B and Series C, respectively, have been retired.

Undeclared dividends of $84,200 and $84,900 on the remaining outstanding Preferred Series B and Series C, respectively, will be carried forward to fiscal 1996.

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

Note 6 - Convertible Subordinated Debentures

In July and August 1995, the Company issued in a private financing $2.25 million of 8 percent convertible subordinated debentures (the "Debentures") due in 1997 to institutional and private investors in Canada and Europe. The Debentures are convertible into shares of common stock at $6.50 per share, subject to adjustment under certain conditions. The Company shall have the right to demand conversion of the Debentures at any time after July 31, 1996. Interest is payable semi-annually on January 31 and July 31 of each year. The Debentures are subordinated to prior payment of bank indebtedness of the Company. The gross proceeds less expenses were added to the Company's general funds. There are no restrictions on the use of these funds. The Company agreed to use its best efforts to

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

register for subsequent resale the shares issuable upon conversion of the Debentures, and subsequent to October 1, 1995, the Company registered the shares.

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". However the Securities and Exchange Commission ("SEC") staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company has calculated non-cash interest expense of $1,101,700 with a like amount added to paid-in capital in the fourth quarter of fiscal 1995. Because of the offsetting nature of these entries, Shareholders' equity remains unchanged. The Company has restated its financial statements for fiscal 1995. The impact of these adjustments on the Company's financial results as originally reported is summarized below:

                                                    1995
                                        As Reported       As Restated
                                       ------------------------------

Net loss                               $(3,035,800)      $(4,137,500)

Net loss per common and
 common equivalent share               $     (0.20)      $     (0.28)


Shareholders' equity at end of year    $ 9,494,100       $ 9,494,100


Note 7 - Related Party Transactions

In April 1980, the Company entered into an agreement with R & D Leasing Ltd. ("RDL"), a limited partnership in which the Company's Chairman and a Senior Vice-President are general partners with beneficial interests, to design an electronic circuit, to develop certain fabrication processes and to build equipment for testing electronic integrated circuits. In connection with the development of the electronic test equipment under the RDL agreement, certain other proprietary fabrication processes were developed to which RDL retained ownership. Upon the occurrence of certain specified events, such as the use of patented fabrication processes in connection with contracts, the agreement with RDL provides that the Company will pay RDL a royalty fee of 3.5 percent of revenues from sales of the basic devices using the processes created during the development of this equipment. In June 1989, the Board of Directors approved an agreement with RDL whereby $40,000 of royalty fees was converted to a long-term note payable and a warrant to purchase shares of the Company's common stock.
The note was unsecured, bore no interest and had a due date of June 30, 1995. The warrant to purchase 200,000 shares of common stock at $0.20 per share had an expiration date of June 30, 1995. In October 1989, the Board of Directors approved an amendment to the RDL agreement limiting the royalty fees under certain circumstances and deferring and subordinating all royalty claims with respect to all other creditors for an initial period of five years. The amendment allows the Company, at RDL's option, to pay up to $250,000 of accrued royalties in shares of the Company's common stock at a price of $0.50 per share. In the event that RDL extends the period to 10 years, the amount would be increased to $1 million and the price would increase to $1.00 per share. Should RDL exercise its option to accept payment in shares of the Company's common stock, in whole or in part, title to RDL's technology would transfer to the Company and future royalty obligations would cease. In fiscal 1994 RDL extended the period to 10 years.

In October 1990, the Company and RDL consummated an agreement in which full settlement of the $40,000 note payable was arranged. RDL forgave $20,000 of the Company's $40,000 debt, evidenced by the aforementioned $40,000 note payable, and surrendered its warrant to purchase 200,000 shares of the Company's stock in exchange for a cash payment of $5,000 and 200,000 unregistered shares of the Company's common stock. As of October 1, 1995, the Company owed RDL $123,200 in deferred royalty fees.

Note 8 - Composition of Certain Financial Statement Captions


                              October 1,   October 2,
                                1995          1994
                              ----------   ----------
Accounts receivable:
  U.S. Government             $2,094,500   $1,528,500
  Other customers                293,500       56,000
                              ----------   ----------
                              $2,388,000   $1,584,500
                              ==========   ==========

Accounts receivable includes unbilled amounts of $1,423,000 and $700,100 at October 1, 1995, and October 2, 1994, respectively. Unbilled amounts represent contract revenues for which billings have not been presented to customers at year-end. These amounts are billed in accordance with applicable contract terms, usually within 30 days. Accounts receivable also includes billed retention of $43,600 and $18,700 at October 1, 1995, and October 2, 1994, respectively. These amounts are normally collected upon final audit of costs by the U.S. Government.

Costs incurred beyond the contract funded amount included in unbilled accounts receivable amount to $387,900 and $170,400 at October 1, 1995, and October 2, 1994, respectively. These amounts, although not yet funded, are within the scope of the contracts and the Company does not expect to sustain a loss with respect to such costs.


                            October 1,   October 2,
                               1995         1994
                            ----------   ----------
Inventory:
   Raw materials            $  488,600   $        -
   Work in process           1,842,600      253,100
   Finished goods              599,700            -
                            ----------   ----------
                            $2,930,900   $  253,100
                            ==========   ==========


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

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

                                                 October 1,    October 2,
                                                    1995          1994
                                                -------------------------
Equipment, furniture and fixtures:
Engineering and production
   equipment                                     $ 8,527,600  $ 5,951,200
  Furniture and fixtures                             335,600      305,400
  Computer software programs                         371,200       88,600
  Leasehold improvements                             850,100      633,800
                                                 -----------  -----------
                                                  10,084,500    6,979,000
Less accumulated depreciation
 and amortization                                  4,434,900    3,430,300
                                                 -----------  -----------
                                                 $ 5,649,600  $ 3,548,700
                                                 ===========  ===========

Engineering and production equipment includes approximately $396,500 and $114,900 of capitalized leases at October 1, 1995, and October 2, 1994, respectively. Accumulated amortization of capitalized leases amounted to $30,700 and $45,200 at October 1, 1995, and October 2, 1994, respectively.


                                                 October 1,     October 2,
                                                    1995           1994
                                                --------------------------
Accrued expenses:
  Salaries and wages                              $292,500       $164,700
  Vacation                                         183,500        140,900
  Payroll taxes                                     33,900         29,400
  Accounting fees                                   42,100         43,500
  Other accrued expenses                           119,500        100,000
                                                  --------       --------
                                                  $671,500       $478,500
                                                  ========       ========

Note 9 - Notes Payable

Current and long-term debt consists of the following:

                                                 October 1,     October 2,
                                                    1995           1994
                                                 -------------------------
Capitalized lease
   obligations                                      $284,400     $ 20,200

Less current portion                                 206,400       18,600
                                                    --------     --------
                                                    $ 78,000     $  1,600
                                                    ========     ========


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

Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (ii) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's income tax calculation as of October 1, 1995 are as follows:


Deferred tax liabilities:
 Differences between book
  and tax basis of property                              $   166,800

 Deferred tax assets:
  Reserves not currently deductible                           38,100
  Operating loss carryforwards                             7,471,600
  Tax credit carryforwards                                   340,800

 Valuations allowance                                     (8,017,300)
                                                         -----------
 Net deferred tax asset                                  $         -
                                                         ===========


The differences between the Company's effective income tax rate and the statutory U.S. federal income tax rate for the fiscal years October 1, 1995 and October 2, 1994, respectively, are as follows:

The total valuation allowance changed $1,515,300 from October 2, 1994 to October 1, 1995. At October 1, 1995, the portion of the valuation allowance attributed to deferred tax assets for which subsequently recognized tax benefit will be allocated directly to contributed capital was $945,700.

The provisions for income taxes for the fiscal years ended October 1, 1995, October 2, 1994, and October 3, 1993, consist of provisions for state income taxes of $1,000, $800, and $800, respectively. No provisions for federal income taxes have been made in these fiscal years due to the net operating losses.

At October 1, 1995, the Company had net operating loss carryforwards of approximately $20,007,700 for financial reporting and federal income tax purposes expiring in varying amounts from fiscal year 1996 through fiscal year 2010, and $8,860,900 for California and Vermont State Franchise tax purposes expiring in varying amounts from fiscal year 1996 through fiscal year 2000, available to offset future federal and California taxable income. In addition, as of October 1, 1995, the Company had investment tax credits and qualified research credits of $133,400 and $198,900, respectively, expiring in varying amounts through fiscal year 2007 and available to offset future federal taxes. The ability of the Company to utilize the net operating loss and credit carryforwards may be restricted by certain provisions of the Internal Revenue Code.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 11 - Commitments and Contingent Liabilities

The Company leases certain facilities and equipment under cancelable and noncancelable lease obligations. Total rental expense for operating leases amounted to $562,500, $347,100, and $240,600, for the fiscal years ended October 1, 1995, October 2, 1994, and October 3, 1993, respectively. Minimum lease commitments existing at October 1, 1995 are approximately as follows:


                             Capital    Operating
                             leases      leases
                            --------    ---------
   1996                     $222,600     $540,600
   1997                       73,200      291,600
   1998                        9,600       31,700
   1999                            -       22,900
   2000                            -        1,900
Thereafter                         -            -
                            --------     --------
Total minimum payments      $305,400     $888,700
                                         ========
Less amount representing
 future interest cost         21,000
                            --------
Recorded obligation under
 capital leases
 (notes 8 and 9)            $284,400
                            ========


In fiscal 1995, the Company established a line of credit with a bank for a maximum of $500,000 with interest at the bank's prime rate plus 3 percent. As of October 1, 1995, there were no outstanding borrowings under the line.

Note 12 -  Stock Option Plans and Employee Retirement Plan

In December 1981, the Company's shareholders adopted two stock option plans: the 1981 Incentive Stock Option Plan (Incentive Plan) and the 1981 Nonstatutory Stock Option Plan (Nonstatutory Plan). The Incentive Plan provided for the granting of options to key management employees and the Nonstatutory Plan provided for the granting of options to both key management employees and non-employee directors. The maximum number of shares which could be optioned and sold under the two plans was 1,450,000 shares, of which no more than 800,000 and 400,000 could be optioned and sold to directors and non-director officers, respectively. Under the terms of the Incentive Plan, options could be granted at an exercise price equal to the fair market value of the Company's common stock on the date the options were granted, and under the terms of the Nonstatutory Plan, options could be granted at 85 percent of the fair market value, on the date the options were granted. If, however, the optionee owned more than 10 percent of the outstanding common stock of the Company, the exercise price of incentive stock options would be at least 110 percent of such fair market value. Options, generally, are not exercisable before one year from the date of grant, and are generally exercisable in installments. Options granted under the Incentive Plan may not exceed five years in duration, and options granted under the Nonstatutory Plan may not exceed 10 years in duration. The plans terminated on December 11, 1991, after which date no options could be granted under the plans. As of October 1, 1995, options to purchase 4,000 shares at a price of $0.5625 per share were outstanding and exercisable under the plans.

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan to replace the 1981 Plans which had terminated. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1992. Under the 1991 Plan, options to purchase an aggregate of 675,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and the requirements for participation, exercise price and other terms are similar to the 1981 Plans. As of October 1, 1995, options to purchase 571,300 shares at prices ranging from $1.3125 (304,000 shares) to $8.625 (45,000 shares) were outstanding under the Plan, of which 253,900 were exercisable at October 2, 1994.

In January 1995, the Board of Directors adopted the 1995 Stock Option Plan to replace the 1991 Plan which had terminated. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1995. Under the 1995 Plan, options to purchase an aggregate of 700,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and requirements for participation, exercise price and other terms are similar to the 1991 Plan. As of October 1, 1995, options to purchase 228,500 shares at prices ranging from $6.00 (181,500 shares) to $6.50 (32,000 shares) were outstanding under the Plan; however, no shares were exercisable at October 1, 1995.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Stock option activity is summarized as follows:

                                                                 Option Price
                                               Shares             Per Share
                                             ----------       -----------------
1981 Plan:
----------
Options outstanding at September 27, 1992       304,100        $0.17  to $1.5625
 Canceled                                       (16,700)        0.5625
 Exercised                                     (117,400)        0.7   to  0.8125
                                               --------
Options outstanding at October 3, 1993          170,000         0.17  to  1.5625
 Exercised                                     (117,600)        0.17  to  0.8125
                                               --------
Options outstanding at October 2, 1994           52,400         0.5625 to 1.5625
 Exercised                                      (48,400)        0.5625 to 1.5625
                                               --------
Options outstanding at October 1, 1995            4,000        $0.5625
                                               ========

1991 Plan:
----------
 Granted in fiscal 1992                         402,500        $1.3125 to $4.09
 Canceled                                             -
 Exercised                                            -
                                               --------
Options outstanding at September 27, 1992       402,500        $1.3125 to $4.09
 Granted                                        130,000         3.625  to  8.625
 Canceled                                       (33,500)        1.3125
 Exercised                                      (27,000)        1.3125 to  4.09
                                               --------
Options outstanding at October 3, 1993          472,000         1.3125 to  8.625
 Granted                                         65,500         7.125  to  7.75
 Exercised                                      (10,500)        1.3125 to  4.09
                                               --------
Options outstanding at October 2, 1994          527,000         1.3125 to  8.625
 Granted                                         98,500         6.00
 Exercised                                      (54,200)        1.3125 to  7.75
                                               --------
Options outstanding at October 1, 1995          571,300        $1.3125 to $8.625
                                               ========

1995 Plan:
----------
 Granted in fiscal 1995                         228,500        $6.00   to $6.50
                                               --------
Options outstanding at October 1, 1995          228,500        $6.00   to $6.50
                                               ========

In fiscal 1982, the Company established an employee retirement plan which is effective for fiscal year 1982 and thereafter. The plan provides for annual contributions to the Company's Stock Bonus Trust (SBT) to be determined by the Board of Directors and which will not exceed 15 percent of total payroll. At the discretion of the Trustee, the SBT will purchase common stock at fair market value or other interest-bearing securities or investments for the accounts of individual employees who will gain a vested interest of 20 percent in their accounts after three years of service, and 20 percent each year of service thereafter, until fully vested after seven years of service. That portion of cash or stock held in an employee's account and not vested at termination of employment will be redistributed in accordance with a prearranged formula. Management believes that the contributions made by the Company to the SBT, to the extent they relate to Government cost-plus-fixed-fee contracts, will be reimbursable by the U.S. Government. In fiscal years 1993, 1994 and 1995 the Company's contributions to the SBT were 32,900, 43,200 and 68,000 shares of common stock, respectively, which had estimated market values of $198,400, $357,300, and $472,300 respectively.

Note 13 - Revenues

In fiscal 1995, contracts with all branches of the U.S. Government accounted for 74 percent of the Company's revenues and the remaining 26 percent of the Company's revenues was derived from non-government sources. Of the 74 percent applicable to the U.S. Government, there were two agencies of the Government that accounted for 30 percent and 21 percent, respectively. Other Government agencies accounted for the remaining 23 percent. There were no non-government customers who individually accounted for more than 10 percent.

In fiscal 1994, contracts with all branches of the U.S. Government accounted for 83 percent of the Company's revenues and the remaining 17 percent of the CompanyOs revenues was derived from non-government sources. Of the 83 percent applicable to the U.S. Government, there were four agencies of the Government that accounted for 22 percent, 21 percent, 15 percent and 14 percent, respectively. Other Government agencies accounted for the remaining 11 percent. There were no non-government customers who individually accounted for more than 10 percent.

In fiscal 1993, contracts with all branches of the U.S. Government accounted for 59 percent of the Company's revenues and the remaining 41 percent of the Company's revenues was derived from non-government sources. Of the 59 percent applicable to the U.S. Government, there were three agencies of the Government that accounted for 28 percent, 13 percent and 11 percent, respectively. Other Government agencies accounted for the remaining 7 percent. There were two non-government customers who individually accounted for 24 percent and 15 percent, respectively.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

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

In May 1995, the Company and Unitrode Corporation (Unitrode) entered into an agreement to transfer technology required to produce the Company's wireless infrared communication integrated circuit (SIRComm). The Company will receive licensing and royalty payments for the technology transfer and on SIRComm products sold by Unitrode.

Note 15 - Deferred Revenues

The Company received prepayments from customers related to services and products which had not been delivered as of October 1, 1995. Revenues will be recorded upon delivery of these services and products.


Report of Independent Accountants

--------------------------------------------------------------------------------


                     [LETTERHEAD OF PRICE WATERHOUSE LLP]


To the Board of Directors and Shareholders of Irvine Sensors Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Irvine Sensors Corporation and its subsidiary at October 1, 1995, and October 2, 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 6 to the Consolidated Financial Statements, the Securities and Exchange Commission Staff (the "Staff") has recently indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as additional interest expense and paid-in capital. The Consolidated Financial Statements for the year ended October 1, 1995 have been restated to conform to the Staff's views.

/s/ PRICE WATERHOUSE LLP

Costa Mesa, California
December 5, 1995 except for
the last paragraph of Note 6
which is as of December 16, 1997

Irvine Sensors Corporation
Corporate Information

--------------------------------------------------------------------------------

Directors                          James Alexiou/1,2/, Chairman of the Board, Irvine Sensors Corporation
                                   John C. Carson, Senior Vice-President, Irvine Sensors Corporation
                                   Joanne S. Carson, Secretary, Irvine Sensors Corporation
                                   Marc Dumont/1/, Financial Advisor
                                   Thomas H. Lenagh/2/, Financial Advisor
                                   Kenneth T. Lian, President and CEO, Irvine Sensors Corporation
                                   General Frank P. Ragano1, Chairman and CEO of CMS, Inc., a
                                     manufacturer of defense munitions

                                   /1/ Member of the Compensation Committee
                                   /2/ Member of the Audit Committee

Officers                           Norman Argast, Senior Vice-President
                                   John C. Carson, Senior Vice-President
                                   Joanne S. Carson, Secretary
                                   Tony Johnson, Vice-President
                                   Kenneth T. Lian, President and CEO
                                   David Pinto, Treasurer and Controller
                                   John J. Stuart, Jr., Executive Vice-President and
                                     Chief Financial Officer

Executive Offices                  Irvine Sensors Corporation, 3001 Redhill Avenue, Building III,
                                   Costa Mesa, California 92626

Counsel                            Grover T. Wickersham, P.C., Wickersham Law Offices
                                   430 Cambridge Avenue, Suite 100, Palo Alto, California 94306

Independent Accountants            Price Waterhouse LLP, 575 Anton Blvd.,
                                   Costa Mesa, California 92628

Transfer Agent                     First Interstate Bank of California, 707 Wilshire Boulevard,
                                   Los Angeles, California 90017

Stock Data                         Nasdaq Listing: Common Stock - IRSN
                                   Boston Stock Exchange Listing: Common Stock - ISCB

Form 10-K                          Shareholders may obtain without charge a copy of the Company's Annual Report on
                                   Form 10-K for the fiscal year ended October 1, 1995, as filed with the Securities and Exchange Commission, without exhibits thereto, and may obtain any exhibit thereto upon payment of a nominal copying charge, by writing to Joanne S. Carson,
                                   Secretary, Irvine Sensors Corporation, 3001 Redhill Avenue, Costa Mesa, California
                                   92626.