Form 10-K/A, Exhibit 13
period 1996-09-29
IRVINE SENSORS CORP/DE/
filed 1998-01-07
CIK 357108

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

Cost of revenues as a percent of revenues for fiscal year 1996, was 143 percent as compared to 90 percent in fiscal year 1995. The increase was attributable to the Company's inability to absorb additional indirect costs incurred while it ramped up its revenue-generating capacities during fiscal 1996. A substantial escalation of overhead costs occurred at CPO as a result of the IBM cubing line acquisition and facility lease, the completion of the joint development activities with IBM to commercialize the Company's chip-stacking technology, and from efforts to ramp up production of stacked memory products to meet existing backlog requirements and projected bookings. After management's review of the existing backlog of orders and the anticipated cost to complete such orders at CPO, the Company established a reserve at September 29, 1996 for the estimated loss upon completion of these orders. The accrued loss has been recorded as a reduction of the inventory valuation at September 29, 1996. Funding delays on existing contracts and the delays in obtaining new contracts created under-absorbed costs at ATO. The increase in costs of revenues was offset slightly by Novalog's improved margins experienced during fiscal 1996 attributable to efficiencies realized from the increase in shipments of its SIRComm chip. The Company anticipates the cost of revenues ratio to improve during fiscal 1997 at CPO resulting from anticipated manufacturing efficiencies and at ATO attributable to improved backlog of funded research and development contracts.

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

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". However the Securities and Exchange Commission ("SEC") staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company has calculated non-cash interest expense of $4,396,700 with a like amount added to paid-in capital in the second quarter of fiscal 1996. The Company also recorded a non-cash interest expense of $1,101,700 in the fourth quarter of fiscal 1995 related to convertible debentures issued in fiscal 1995 which were convertible at a discount from the market price of the common stock. Because of the offsetting nature of these entries, Shareholders' equity remains unchanged.

Net loss for fiscal 1996 was $15,914,700 compared to $4,137,500 in fiscal 1995 and net loss per share went from ($0.28) per share in fiscal 1995 to ($0.94) per share in fiscal 1996.

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

Irvine Sensors Corporation
Consolidated Balance Sheet


                                        September 29,        October 1,
                                                 1996              1995

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents            $  1,954,000          $  4,367,100
   Accounts receivable,
    net of allowances
    of $10,000                             3,023,900             2,388,000
   Inventory                               4,386,700             2,930,900
   Prepaid expenses                          283,600               241,500
---------------------------------------------------------------------------
     Total current assets                  9,648,200             9,927,500
---------------------------------------------------------------------------
Equipment, furniture and
 fixtures, net                            11,906,700             5,649,600

Other assets                                 187,300                32,100
---------------------------------------------------------------------------
                                        $ 21,742,200          $ 15,609,200
---------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                     $  2,197,800          $  1,302,500
   Accrued expenses                          936,100               671,500
   Deferred revenue                        2,382,600             1,365,000
   Notes payable and current
    portion of long-term debt                270,600               206,400
---------------------------------------------------------------------------
     Total current liabilities             5,787,100             3,545,400
---------------------------------------------------------------------------

Long-term debt                             2,809,900                78,000

Deferred royalties payable -
 affiliated company                          355,700               123,200

Convertible subordinated debentures        3,400,000             2,250,000

Preferred stock of consolidated
 subsidiary                                  118,500               118,500

Subscription to acquire interest
 in subsidiary                               500,000                     -

Long-term accrued expenses                   458,300                     -

SHAREHOLDERS' EQUITY:
   Preferred stock, $0.01 par value,
    500,000 shares authorized;
    8,833 shares Series B Convertible
    Cumulative Preferred outstanding;
    aggregate liquidation preference of
    $225,200                                      50                   100
   5,178 shares Series C Convertible
    Cumulative Preferred outstanding;
    aggregate liquidation preference of
    $248,500                                      50                   100
   Common stock, $0.01 par value,
    40,000,000 shares authorized;
    18,710,000 and 15,566,800 shares
    issued and outstanding                   187,100               155,700
   Common stock warrants; 239,200
    and 126,900 issued and outstanding             -                     -
   Paid-in capital                        42,829,400            28,127,400
   Accumulated deficit                   (34,703,900)          (18,789,200)
---------------------------------------------------------------------------
      Total shareholders' equity           8,312,700             9,494,100
---------------------------------------------------------------------------
                                        $ 21,742,200          $ 15,609,200
---------------------------------------------------------------------------

IRVINE SENSORS CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS

                                                                             Fiscal Year Ended

                                                    September 29,               October 1,              October 2,
                                                             1996                     1995                    1994

Revenues                                             $ 11,898,200              $ 7,877,000            $  4,918,700
Other                                                     126,000                  164,400                 220,700
-----------------------------------------------------------------------------------------------------------------------
    Total revenues                                     12,024,200                8,041,400               5,139,400
-----------------------------------------------------------------------------------------------------------------------

Costs and expenses:
    Cost of revenues                                   17,137,600                7,298,700               4,612,900
    General and administrative                          4,031,600                2,534,200               2,311,700
    Research and development                            2,009,700                1,280,000                 844,300
-----------------------------------------------------------------------------------------------------------------------
                                                       23,178,900               11,112,900               7,768,900
-----------------------------------------------------------------------------------------------------------------------

Loss from operations                                  (11,154,700)              (3,071,500)             (2,629,500)

    Interest expense                                     (469,800)                 (55,900)                 (7,100)
    Interest income                                       108,300                   92,600                 173,500
    Non-cash interest expense related
     to Convertible Debentures                         (4,396,700)              (1,101,700)                      -
----------------------------------------------------------------------------------------------------------------------

Loss before provision for income taxes                (15,912,900)              (4,136,500)             (2,463,100)
Provision for income taxes                                  1,800                    1,000                     800
----------------------------------------------------------------------------------------------------------------------
Net loss                                             $(15,914,700)             $(4,137,500)            $(2,463,900)
----------------------------------------------------------------------------------------------------------------------
Net loss per common and
    common equivalent share                          $      (0.94)             $     (0.28)            $     (0.18)
----------------------------------------------------------------------------------------------------------------------
Weighted average number of
    shares outstanding                                 16,874,300               14,966,500              14,141,500
----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

IRVINE SENSORS CORPORATION
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                     Common Stock        Common Stock      Preferred Stock
                                     Shares Issued      Warrants Issued     Shares Issued
                                     -------------     ----------------------------------    Total
                                     Shareholders'                                          Paid-in     Accumulated
                                   Number     Amount    Number  Amount  Number   Amount     Capital      (Deficit)         Equity
Balance at October 3, 1993       13,152,500 $131,500   155,000  $  -    16,190     $200   $15,033,500  $(12,187,800)   $  2,977,400

   Stock options exercised          127,900    1,300         -     -         -        -        21,900             -          23,200
   Common stock issued to
      employee retirement plan       43,200      400         -     -         -        -       356,900             -         357,300
   Sale of common stock           1,362,100   13,600         -     -         -        -     7,844,500             -       7,858,100
   Common stock warrants issued           -        -   161,200     -         -        -             -             -               -
   Common stock warrants
      exercised                      25,000      300   (25,000)    -         -        -        48,000             -          48,300
   Net loss                               -        -         -     -         -        -             -    (2,463,900)     (2,463,900)



Balance at October 2, 1994       14,710,700 $147,100   291,200  $  -    16,190     $200   $23,304,800  $(14,651,700)   $  8,800,400


   Stock options exercised          103,100    1,000         -     -         -        -       219,900             -         220,900
   Common stock issued to
      employee retirement plan       68,000      700         -     -         -        -       471,600             -         472,300
   Sale of common stock             382,100    3,800         -     -         -        -     1,933,500             -       1,937,300
   Common stock warrants issued           -        -    79,700     -         -        -             -             -               -
   Common stock warrants
      exercised                     244,000    2,500  (244,000)    -         -        -     1,096,500             -       1,099,000
   Series B and Series C preferred
      stock converted to common
      stock                          58,900      600         -     -    (1,177)       -          (600)            -               -
   Net loss                               -        -         -     -         -        -             -    (4,137,500)     (4,137,500)
   Additional paid-in capital
      related to Convertible
      Debentures                          -        -         -     -         -        -     1,101,700             -       1,101,700



Balance at October 1, 1995       15,566,800 $155,700   126,900  $  -    15,013     $200   $28,127,400  $(18,789,200)   $  9,494,100


   Stock options exercised          257,100    2,600         -     -         -        -       209,100             -         211,700
   Common stock issued to
      employee retirement plan      172,900    1,700         -     -         -        -       685,700             -         687,400
   Common stock warrants issued           -        -   222,000     -         -        -             -             -               -
   Common stock warrants
      exercised                     109,700    1,100  (109,700)    -         -        -       293,400             -         294,500
   Series B and Series C preferred
      stock converted to common
      stock                          50,100      500         -     -    (1,002)    (100)         (400)            -               -
   Convertible debentures
      converted to common stock   2,553,400   25,500         -     -         -        -     9,117,500             -       9,143,000
   Net loss                               -        -         -     -         -        -             -   (15,914,700)    (15,914,700)
   Additional paid-in capital
      related to Convertible
      Debentures                          -        -         -     -         -        -     4,396,700             -       4,396,700



Balance at September 29, 1996    18,710,000 $187,100   239,200  $  -    14,011     $100   $42,829,400  $(34,703,900)   $  8,312,700

Irvine Sensors Corporation
Consolidated Statement of Cash Flows

                                                                     Fiscal Year Ended
                                                    September 29,                  October 1,                 October 2,
                                                             1996                        1995                       1994
Cash flows from operating activities:
  Cash received from customers                  $ 11,388,300                $  7,237,900                $ 4,506,100
  Cash paid to suppliers and employees           (19,008,200)                (10,457,200)                (6,384,800)
  Interest received                                  108,300                      92,600                    173,500
  Interest paid                                     (469,800)                    (55,900)                    (7,100)
  Income taxes paid                                   (1,800)                     (1,000)                      (800)
      Net cash used in operating activities                   $ (7,983,200)                $(3,183,600)               $(1,713,100)

Cash flows from investing activities:
  Marketable securities, at cost                           -                   4,447,500                 (4,447,500)
  Capital facilities and equipment expenditure    (8,525,200)                 (3,105,500)                (2,334,000)
      Net cash used in investing activities                     (8,525,200)                  1,342,000                 (6,781,500)

Cash flows from financing activities:
  Principal payments under notes payable and
    capital lease obligations                       (217,100)                   (131,600)                   (74,000)
  Proceeds from issuance of long-term debt         3,013,200                     395,800                      3,700
  Proceeds from issuance of convertible
    subordinate debentures                        10,293,000                   2,250,000                          -
  Subscription to acquire interest in subsidiary     500,000
  Proceeds from issuance of common stock and
    common stock warrants                            506,200                   3,257,200                  7,929,600
      Net cash provided by financing activities                 14,095,300                   5,771,400                  7,859,300

Net increase (decrease) in cash and cash equivalents            (2,413,100)                  3,929,800                   (635,300)
Cash and cash equivalents at beginning of year                   4,367,100                     437,300                  1,072,600

Cash and cash equivalents at end of year                      $  1,954,000                 $ 4,367,100                $   437,300

Reconciliation of net loss to net cash used in operating activities:
  Net loss                                                    $(15,914,700)                $(4,137,500)               $(2,463,900)
  Adjustments to reconcile net loss to net cash
      used in operating activities:
      Depreciation and amortization             $  2,268,100                $  1,004,600                $   535,700
      Common stock issued to employee
            retirement plan                          687,400                     472,300                    357,300
      Non-cash interest expense related to
            Convertible Debentures                 4,396,700                   1,101,700                          -
      (Increase) in accounts receivable             (635,900)                   (803,500)                  (633,300)
      (Increase) in inventory                     (1,455,800)                 (2,677,800)                  (227,600)
      (Increase) decrease in prepaid expenses        (42,100)                   (168,400)                    13,500
      (Increase) in other assets                    (155,200)                    (20,900)                         -
      Increase in accounts payable and accrued
            expenses                               1,159,900                     828,000                    497,500
      Increase in deferred revenue                 1,017,600                   1,174,200                    190,800
      Increase in accrued rent                       458,300                           -                          -
      Increase in royalties accrued - affiliated
            company                                  232,500                      43,700                     16,900
                  Total adjustments                              7,931,500                     953,900                    750,800
                  Net cash used in operating activities       $ (7,983,200)                $(3,183,600)               $(1,713,100)


Noncash investing and financing activities:
  Common stock issued to employee retirement plan             $    687,400                $    472,300                $   357,300
  Capitalized lease obligations                               $      3,200                $    395,800                $     3,700
  Conversion of debentures to common stock                    $ 10,450,000                $          -                $         -
  Non-cash interest expense related to Convertible
   Debentures                                                 $  4,396,700                $  1,101,700                $         -

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


                    Preferred Stock                 Common
                    Series B        Series C        Stock
                    ---------------------------------------
Distribution dates:
   October 1994       880              297          58,900
   March   1996       522              480          50,100
                    ---------------------------------------
                    1,402              777         109,000
                    =======================================

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

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". However the Securities and Exchange Commission ("SEC") staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company has calculated non-cash interest expense of $4,396,700 with a like amount added to paid-in capital in the second quarter of fiscal 1996. The Company also recorded a non-cash interest expense of $1,101,700 in the fourth quarter of fiscal 1995 related to convertible debentures issued in fiscal 1995 which were convertible at a discount from the market price of the common stock. Because of the offsetting nature of these entries, there is no change to Shareholders' equity. The Company has restated its financial statements for fiscal 1996 and 1995 and for each of the first three quarterly periods ended during fiscal 1997 and 1996 on Form 10-Q/A. The impact of these adjustments on the Company's financial results as originally reported for fiscal 1996 and 1995 is summarized below:

                                                   1996                             1995
                                        As Reported      As Restated     As Reported     As Restated
                                       --------------------------------------------------------------

Net loss                               $(11,518,000)    $(15,914,700)    $(3,035,800)    $(4,137,500)

Net loss per common and
 common equivalent share               $      (0.68)    $      (0.94)    $     (0.20)    $     (0.28)

Shareholders' equity at end of year    $  8,312,700     $  8,312,700     $ 9,494,100     $ 9,494,100

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
                          __________________________
                          __________________________

Note 9 - Notes Payable
Current and long-term debt consists of the following:

                                    September 29,   October 1,
                                             1996         1995
                                    __________________________
Note payable to bank bearing
  interest at prime plus 1.5%
  due in monthly installments of
  $63,400 beginning May 1997        $   3,000,000   $        -
Capitalized lease
  obligations maturing at
  various dates through 1997               80,500      284,400
Less current portion                      270,600      206,400
                                    __________________________
                                    $   2,809,900   $   78,000
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

Stock option activity is summarized as follows:

                                                     Option Price
                                    Shares              Per Share
                                 ________________________________
1981 Plan:
_________

Options outstanding at
  October 3, 1993                   170,000      $0.17   to $1.5625

    Exercised                      (117,600)      0.17   to  0.8125
                                 __________
Options outstanding at
  October 2, 1994                    52,400       0.5625 to  1.5625
    Exercised                       (48,400)      0.5625 to  1.5625
                                 __________
Options outstanding at
  October 1, 1995                     4,000                  0.5625
    Exercised                        (4,000)                $0.5625
                                 __________
Options outstanding at
  September 29, 1996                      -
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

As discussed in Note 6 to the Consolidated Financial Statements, the Securities and Exchange Commission Staff (the "Staff") has recently indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as additional interest expense and paid-in capital. The Consolidated Financial Statements for the years ended September 29, 1996 and October 1, 1995 have been restated to conform to the Staff's views.



/s/ Price Waterhouse, LLP
Costa Mesa, California
January 10, 1997, except for the last paragraph of Note 6 which is as of December 16, 1997.