Form 10-K, Exhibit 13
period 1997-09-29
IRVINE SENSORS CORP/DE/
filed 1998-01-07
CIK 357108

                                                                      EXHIBIT 13





Irvine Sensors Corporation




                              Annual Report 1997

Irvine Sensors Corporation
Financial Highlights

                                                            Fiscal Year Ended
                                 -------------------------------------------------------------------------
                                 September 28,    September 29,     October 1,    October 2,    October 3,
                                          1997             1996           1995          1994          1993
----------------------------------------------------------------------------------------------------------
Revenues                          $ 13,693,200     $ 12,024,200    $ 8,041,400   $ 5,139,400   $ 4,286,300
                                 =========================================================================

Loss from operations              $(14,809,200)    $(11,154,700)   $(3,071,500)  $(2,629,500)  $(1,552,100)
                                 =========================================================================

Net loss                          $(14,875,600)    $(15,914,700)   $(4,137,500)  $(2,463,900)  $(1,507,600)
                                 =========================================================================
Net loss per common and
  common equivalent share         $      (0.73)    $      (0.94)   $     (0.28)  $     (0.18)  $     (0.12)
                                 =========================================================================
Weighted average number of
  shares outstanding                20,475,100       16,874,300     14,966,500    14,141,500    12,865,800
                                 =========================================================================

Long-term debt                    $  1,207,000     $  3,165,600    $   201,200   $    81,100   $    62,600
                                 =========================================================================

Convertible debt                  $    250,000     $  3,400,000    $ 2,250,000   $         -   $         -
                                 =========================================================================

Total assets                      $  9,449,300     $ 21,742,200    $15,609,200   $10,355,400   $ 3,897,500
                                 =========================================================================

Price Range of Common Stock

The following table sets forth the range of representative high and low bid prices of the Company's common stock in the over-the-counter market for the periods indicated, as furnished by The NasdaqStock Market. These prices represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions:

                                                Fiscal Year Ended
                              --------------------------------------------------
                                  September 28, 1997        September 29, 1996
                              -------------------------  -----------------------
                                 High            Low        High           Low
                              --------------------------------------------------
Common Stock Bid Prices

   First Quarter              $1-1/2          $0-27/32     $9-1/2        $5-1/4

   Second Quarter             $1-9/16         $1           $6-1/4        $4-5/8

   Third Quarter              $1-5/32         $0-31/32     $7-7/8        $4-5/8

   Fourth Quarter             $1-9/16         $1-7/32      $5-1/8        $2-1/4

On December 19, 1997, there were approximately 823 stockholders of record and 7,200 beneficial holders, based on information provided by the Company's transfer agent.

The Company has not paid cash dividends on any class of its stock since its incorporation; under Delaware law there are certain restrictions which limit the Company's ability to pay cash dividends in the future.

Dear Shareholder:

________________________________________________________________________________

Fiscal 1997 saw major changes for Irvine Sensors Corporation. A new President and Chief Executive Officer was named, the IBM cubing line was shut down and MicroSensors, Inc. (MSI), a new subsidiary, was created. Although the full effect of these changes will not be visible until fiscal 1998, some results were already measurable at the end of fiscal 1997. Fiscal 1997 revenues reached a record $13.7 million from $12 million in fiscal 1996. Fiscal 1997 losses of $14.9 million, nearly a record, included almost $6 million of one-time, noncash write-downs resulting from the shutdown of the IBMcubing line late in the year. Excluding this plant closure cost, fiscal 1997 losses from operations were reduced by more than $2 million compared to fiscal 1996.

Both the record revenues and near-record losses in fiscal 1997 were dominated by results from our Vermont operations. Both effects will be largely gone in fiscal 1998, which is expected to see revenue growth from other segments of our business replace much of the lost revenue from Vermont without the corresponding losses. With the termination of the Vermont operations and a reduction in costs in California, we expect major improvement in operating results in the new fiscal year beginning with the first quarter.

In order to focus on areas with the most immediate prospects for return, major changes were made in the management team, emphasizing marketing and commercial skills, areas in which we have been woefully weak. This emphasis has already produced expanded business opportunities for us, both in new types of stacked memories targeted toward more price-sensitive markets and in the growing market for microsensors which MSI is addressing.

MSI is an outgrowth of our years of government-funded R&D related to very-low-noise readout electronics. This technology is highly desired by the rapidly emerging commercial markets for MicroElectroMechanical Systems (MEMS). MEMS devices encompass a variety of tiny, silicon and metal structures, built on semiconductor lines, which perform functions as diverse as deploying airbags, controlling printer heads and measuring blood pressure. Analysts project the global MEMS market will grow to well over $10 billion annually by the year 2000. A key enabler of these markets will be the ability to measure and control these devices with very-low-noise electronics such as MSI has pioneered. MSI has received its first commercial contract, the design and manufacture of a multi-channel readout chip for EG&G Astrophysics, a major supplier of airport security systems. Its technology has also led MSI to a patent-pending microgyro design that could potentially offer a breakthrough combination of price and performance to the automobile industry. The engineering design of such a product is underway.

Although Novalog, Inc., our first commercial subsidiary, has been extremely successful in adding to its list of "design-wins," it has been faced with a wireless infrared market that is growing more slowly than expected. However, recent increases in order rates from large customers suggest that these delays may be ending. To position Novalog for its anticipated growth, approximately 10 percent of Novalog's stock was sold for approximately $2 million, a $20 million valuation that is double that of the original Novalog private placement.

With the drain of the Vermont operations behind us, management and financial resources can now turn toward the other parts of our business. We have an extensive inventory of technologies with emerging commercial relevance, assets which should become increasingly visible in fiscal 1998.

/s/ JAMES ALEXIOU                          /s/ JAMES D. EVERT
---------------------                      ---------------------
James Alexiou                              James D. Evert
Chairman of the Board                      President and CEO

December 22, 1997

The statements in this report that are forward-looking are dependent on risks and uncertainties including such factors, among others, as the development risks inherent in new technology, the impact of competitive technologies and the pace at which new markets develop. Further information on Irvine Sensors Corporation is contained in publicly filed disclosures available through the SEC's EDGAR database (http://www.sec.gov) or from the Company's Investor Relations.

Irvine Sensors Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations


________________________________________________________________________________

Results of Operations


FISCAL YEAR ENDED SEPTEMBER 28, 1997 vs.
FISCAL YEAR ENDED SEPTEMBER 29, 1996

Revenues in fiscal 1997 of $13,693,200 showed an increase of $1,669,000 or 14 percent compared to fiscal 1996. This increase was primarily attributable to the Company's Advanced Technology Operations in Costa Mesa. In mid-fiscal year the Company announced the closing of its Vermont facilities due to the lower than required revenue base and high fixed cost of operations. In comparing revenues generated by excluding the Vermont operations, fiscal 1997 revenues were $6,604,700 compared to $5,460,300 in fiscal 1996, an increase of 21 percent.

Cost of revenues of $17,573,100 in fiscal 1997 was $435,500 higher than in fiscal 1996; however, as a percentage of revenues, fiscal 1997 showed an improvement of 14 percentage points over fiscal 1996. Operations excluding Vermont recorded cost of revenues of $6,586,500 in fiscal 1997 compared to $6,757,800 in fiscal 1996, a reduction of $171,300 or three percentage points.

General and administrative expenses were reduced by $592,300 in fiscal 1997 compared to fiscal 1996, and research and development expenses were also reduced by $393,100 in fiscal 1997 compared to fiscal 1996.

These combined reductions of $1,156,700 in cost of sales, general and administrative, and research and development reflect actual cost reductions accomplished in fiscal 1997 while management re-structured the Company to take advantage of new product opportunities and to expand the Company's traditional customer R&D base.

With the decision to close the Vermont facilities, the Company incurred a loss of $5,873,400 in fiscal 1997 related to the sale of the surplus facilities and equipment.

Interest income declined by $69,000 in fiscal 1997 primarily related to the Vermont facilities.

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." However, the Securities and Exchange Commission (SEC) staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid-in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company has calculated noncash interest expense of $4,396,700 with a like amount added to paid-in capital in the second quarter of fiscal 1996. The Company also recorded a noncash interest expense of $1,101,700 in the fourth quarter of fiscal 1995 related to convertible debentures issued in fiscal 1995 which were convertible at a discount from the market price of the common stock. Because of the offsetting nature of these entries, there is no effect on Shareholders' equity.

Net loss of $14,875,600 in fiscal 1997 was $1,039,100 lower than the net loss reported for fiscal 1996. On a comparable basis, excluding plant closure costs in fiscal 1997, and noncash debenture interest in fiscal 1996, the adjusted net loss excluding the Vermont operations was $3,381,100 in fiscal 1997 compared to $5,520,500 in fiscal 1996 - an overall improvement of $2,139,400.


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


________________________________________________________________________________

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

Cost of revenues as a percentage of revenues for fiscal year 1996 was 143 percent as compared to 90 percent in fiscal year 1995. The increase was attributable to the Company's inability to absorb additional indirect costs incurred while it ramped up its revenue-generating capacities during fiscal 1996. A substantial escalation of overhead costs occurred at CPO as a result of the IBM cubing line acquisition and facility lease, the completion of the joint development activities with IBM to commercialize the Company's chip-stacking technology, and from efforts to ramp up production of stacked memory products to meet existing backlog requirements and projected bookings. After management's review of the existing backlog of orders and the anticipated cost to complete such orders at CPO, the Company established a reserve at September 29, 1996, for the estimated loss upon completion of these orders. The accrued loss has been recorded as a reduction of the inventory valuation at September 29, 1996. Funding delays on existing contracts and the delays in obtaining new contracts created under-absorbed costs at ATO. The increase in costs of revenues was offset slightly by Novalog's improved margins experienced during fiscal 1996 attributable to efficiencies realized from the increase in shipments of its SIRComm chip. The Company anticipates the cost of revenues ratio to improve during fiscal 1997 at CPO resulting from anticipated manufacturing efficiencies and at ATO attributable to improved backlog of funded research and development contracts.

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

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." However, the Securities and Exchange Commission (SEC) staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid-in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company has calculated noncash interest expense of $4,396,700 with a like amount added to paid-in capital

Irvine Sensors Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations


________________________________________________________________________________

in the second quarter of fiscal 1996. The Company also recorded a noncash interest expense of $1,101,700 in the fourth quarter of fiscal 1995 related to convertible debentures issued in fiscal 1995 which were convertible at a discount from the market price of the common stock. Because of the offsetting nature of these entries, there is no effect on Shareholders' equity.

Net loss for fiscal 1996 was $15,914,700 compared to $4,137,500 in fiscal 1995 and net loss per share went from ($0.28) per share in fiscal 1995 to ($0.94) per share in fiscal 1996.

Liquidity, Capital Resources and Impact of Changing Prices

The primary uses of cash and cash equivalents during fiscal 1997 were to support the winding down and exit from the Vermont facility and funding of the Company's net loss, which also included R&D and start-up costs for its MicroSensors, Inc. subsidiary. In addition, during fiscal 1997, the Company sold $4.1 million of common stock in Novalog for a total of a 31 percent minority interest.

At September 28, 1997, the Company had cash and cash equivalents of $1,639,300, and subsequent to September 28, 1997, has obtained $1,148,000 cash in additional equity financing. The Company anticipates that the existing working capital and its projected operating results will meet its cash requirements for the immediate future and for the growth of its subsidiary businesses.

At September 28, 1997, the Company's funded backlog, excluding the Vermont operations, was approximately $1,902,800 compared to $1,800,000 at September 29, 1996. In addition, existing contracts include a large amount of unfunded backlog which typically is funded when the previously funded amounts have been expended. Subsequent to fiscal year end the total backlog was $4,308,000 as of December 1, 1997.

Except for historical information contained herein, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements contained herein are subject to certain risks and uncertainties, including such factors, among others, as the pace at which new markets develop, the ability of the Company to introduce new products and ramp up manufacturing in a timely manner while controlling its operating expenses and the response of competitors, many of whom are bigger and better financed than the Company. In addition, the scope of the Company's growth plan may introduce unanticipated risks and financial requirements. The availability of external financing for the Company's plan cannot be assured and is subject to numerous factors including those unrelated to the Company's performance such as economic and market conditions. Further, the Company's financial performance prior to substantial growth in revenues may not permit additional equity financing and may place at risk the continuation of its long-term debt financing because of inability to achieve financial covenants. Accordingly, investors are advised to assess forward-looking statements contained herein with caution. Additional information on various risks and uncertainties potentially affecting the Company's results are contained in publicly filed disclosures available through the Securities and Exchange Commission EDGAR database (http://www.sec.gov) or from the Company's Investor Relations.

Irvine Sensors Corporation
Consolidated Balance Sheet

                                                                         September 28,            September 29,
                                                                                  1997                     1996
---------------------------------------------------------------------------------------------------------------
Assets

Current Assets:
   Cash and cash equivalents                                              $  1,639,300              $1,954,000
   Accounts receivable, net of allowances
     of $10,000                                                              1,237,700               3,023,900
   Inventory                                                                 2,577,300               4,386,700
   Other current assets                                                      1,182,900                 283,600
                                                                         -------------------------------------

     Total current assets                                                    6,637,200               9,648,200
                                                                         -------------------------------------

Equipment, furniture and fixtures, net                                       2,775,800              11,906,700

Other assets                                                                    36,300                 187,300
                                                                         -------------------------------------

                                                                          $  9,449,300             $21,742,200
                                                                         =====================================

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities:
   Accounts payable                                                       $  4,370,800              $2,197,800
   Accrued expenses                                                            684,700                 936,100
   Deferred revenue                                                            106,100               2,382,600
   Notes payable and current portion of long-term debt                       2,234,000                 270,600
                                                                         -------------------------------------

     Total current liabilities                                               7,395,600               5,787,100
                                                                         -------------------------------------

Long-term debt                                                                 593,200               2,809,900

Deferred royalties payable - affiliated company                                613,800                 355,700

Convertible subordinated debentures                                            250,000               3,400,000

Preferred stock of consolidated subsidiary                                     118,500                 118,500

Minority interest in consolidated subsidiary                                 3,418,100                 500,000

Long-term accrued expenses                                                           -                 458,300

Commitments and Contingencies

Shareholders' Equity (Deficit):
 Preferred stock, $0.01 par value, 500,000 shares authorized;
  8,785 shares Series B Convertible Cumulative Preferred
   outstanding; aggregate liquidation preference of $237,200                        50                      50
  4,974 shares Series C Convertible Cumulative Preferred
   outstanding; aggregate liquidation preference of $253,700                        50                      50
  Common stock, $0.01 par value, 40,000,000 shares authorized;
   21,541,300 and 18,710,000 shares issued and outstanding                     215,400                 187,100
  Common stock warrants; 340,000 and 239,200 issued and
   outstanding                                                                       -                       -
  Paid-in capital                                                           46,424,100              42,829,400
  Accumulated deficit                                                      (49,579,500)            (34,703,900)
                                                                         -------------------------------------

    Total shareholders' equity (deficit)                                    (2,939,900)              8,312,700
                                                                         -------------------------------------

                                                                          $  9,449,300            $ 21,742,200
                                                                         =====================================

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Operations


                                                               Fiscal Year Ended
                                                --------------------------------------------
                                                September 28,    September 29,    October 1,
                                                         1997             1996          1995
--------------------------------------------------------------------------------------------
Revenues                                        $  13,693,200   $ 11,898,200     $ 7,877,000
Other                                                       -        126,000         164,400
                                                --------------------------------------------

  Total revenues                                   13,693,200     12,024,200       8,041,400
                                                --------------------------------------------

Costs and expenses:
  Cost of revenues                                 17,573,100     17,137,600       7,298,700
  General and administrative                        3,439,300      4,031,600       2,534,200
  Research and development                          1,616,600      2,009,700       1,280,000
  Loss related to plant closure                     5,873,400              -               -
                                                --------------------------------------------
                                                   28,502,400     23,178,900      11,112,900
                                                --------------------------------------------

Loss from operations                              (14,809,200)   (11,154,700)     (3,071,500)
  Interest expense                                   (443,600)      (469,800)        (55,900)
  Interest income                                      39,300        108,300          92,600
  Noncash interest expense related to
    convertible debentures                                  -     (4,396,700)     (1,101,700)
                                                --------------------------------------------

Loss before minority interest and
  provision for income taxes                      (15,213,500)   (15,912,900)     (4,136,500)
Minority interest in loss of subsidiary              (340,500)             -               -
Provision for income taxes                              2,600          1,800           1,000
                                                --------------------------------------------

Net loss                                        $ (14,875,600)  $(15,914,700)    $(4,137,500)
                                                ============================================
Net loss per common and
 common equivalent share                        $       (0.73)  $      (0.94)    $     (0.28)
                                                ============================================
Weighted average number of
 shares outstanding                                20,475,100     16,874,300      14,966,500
                                                ============================================

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Shareholders' Equity (Deficit)

                              Common Stock         Common Stock      Preferred Stock
                              Shares Issued      Warrants Issued      Shares Issued        Total
                            -----------------    ----------------    ----------------     Paid-in     Accumulated    Shareholders'
                            Number     Amount    Number    Amount    Number    Amount     Capital      (Deficit)    Equity (Deficit)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 2, 1994  14,710,700 $147,100   291,200    $-      16,190    $ 200    $23,304,800  $(14,651,700)   $  8,800,400
                            -------------------------------------------------------------------------------------------------------
Stock options exercised        103,100    1,000         -     -           -        -        219,900             -         220,900
Common stock issued to
 employee retirement plan       68,000      700         -     -           -        -        471,600             -         472,300
Sale of common stock           382,100    3,800         -     -           -        -      1,933,500             -       1,937,300
Common stock warrants issued         -        -    79,700     -           -        -              -             -               -
Common stock warrants
 exercised                     244,000    2,500  (244,000)    -           -        -      1,096,500             -       1,099,000
Series B and Series C
 preferred stock converted
 to common stock                58,900      600         -     -      (1,177)       -           (600)            -               -
Net loss                             -        -         -     -           -        -              -    (4,137,500)     (4,137,500)
Additional paid-in capital
 related to convertible
 debentures                          -        -         -     -           -        -      1,101,700             -       1,101,700
                            -------------------------------------------------------------------------------------------------------
Balance at October 1, 1995  15,566,800 $155,700   126,900    $-      15,013    $ 200    $28,127,400  $(18,789,200)   $  9,494,100
                            -------------------------------------------------------------------------------------------------------
Stock options exercised        257,100    2,600         -     -           -        -        209,100             -         211,700
Common stock issued to
 employee retirement plan      172,900    1,700         -     -           -        -        685,700             -         687,400
Common stock warrants issued         -        -   222,000     -           -        -              -             -               -
Common stock warrants
 exercised                     109,700    1,100  (109,700)    -           -        -        293,400             -         294,500
Series B and Series C
 preferred stock converted
 to common stock                50,100      500         -     -      (1,002)    (100)          (400)            -               -
Convertible debentures
 converted to common stock   2,553,400   25,500         -     -           -        -      9,117,500             -       9,143,000
Net loss                             -        -         -     -           -        -              -   (15,914,700)    (15,914,700)
Additional paid-in capital
 related to convertible
 debentures                          -        -         -     -           -        -      4,396,700             -       4,396,700
                            -------------------------------------------------------------------------------------------------------
Balance at September 29,
 1996                       18,710,000 $187,100   239,200    $-      14,011    $ 100    $42,829,400  $(34,703,900)   $  8,312,700
                            -------------------------------------------------------------------------------------------------------
Common stock issued to
 employee retirement plan      347,600    3,500         -     -           -        -        442,000             -         445,500
Convertible debentures
 converted to common stock   2,441,400   24,400         -     -           -        -      3,125,600             -       3,150,000
Series B and Series C
 preferred stock converted
 to common stock                12,600      100         -     -        (252)       -           (100)            -               -
Sale of common stock            22,200      200         -     -           -        -         19,800             -          20,000
Common stock bonus issued        7,500      100         -     -           -        -          7,400             -           7,500
Common stock warrants issued         -        -   118,000     -           -        -              -             -               -
Common stock warrants
 expired                             -        -   (17,200)    -           -        -              -             -               -
Net loss                             -        -         -     -           -        -              -   (14,875,600)    (14,875,600)
                            -------------------------------------------------------------------------------------------------------
Balance at September 28,
 1997                       21,541,300 $215,400   340,000    $-      13,759    $ 100    $46,424,100  $(49,579,500)   $ (2,939,900)
                            =======================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Cash Flows


                                                    Fiscal Year Ended
                                        ----------------------------------------
                                       September 28, September 29,    October 1,
                                                1997          1996          1995
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Cash received from customers         $ 15,479,400  $ 11,388,300  $  7,237,900
  Cash paid to suppliers and employees  (18,342,500)  (19,008,200)  (10,457,200)
  Interest received                          39,300       108,300        92,600
  Interest paid                            (443,600)     (469,800)      (55,900)
  Income taxes paid                          (2,600)       (1,800)       (1,000)
                                       ------------  ------------  ------------
      Net cash used in operating
       activities                      $ (3,270,000) $ (7,983,200) $ (3,183,600)

Cash flows from investing activities:
  Marketable securities, at cost                  -             -     4,447,500
  Capital facilities and equipment
   expenditure                           (1,113,400)   (8,525,200)   (3,105,500)
  Proceeds from refund on equipment
   purchase                                 324,500             -             -
  Proceeds from sale of equipment         1,051,900             -             -
                                       ------------  ------------  ------------
      Net cash provided by (used in)
       investing activities                 263,000    (8,525,200)    1,342,000
Cash flows from financing activities:
  Principal payments under notes
   payable and capital lease
   obligations                             (253,300)     (217,100)     (131,600)
  Proceeds from issuance of long-term
   debt                                           -     3,013,200       395,800
  Proceeds from issuance of convertible
   subordinate debentures                         -    10,293,000     2,250,000
  Minority interest in subsidiary         2,918,100       500,000
  Proceeds from issuance of common
   stock and common stock warrants           27,500       506,200     3,257,200
                                       ------------  ------------  ------------
      Net cash provided by financing
       activities                         2,692,300    14,095,300     5,771,400
                                       ------------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents                          (314,700)   (2,413,100)    3,929,800
Cash and cash equivalents at beginning
 of year                                  1,954,000     4,367,100       437,300
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
 year                                  $  1,639,300  $  1,954,000  $  4,367,100
                                       ============  ============  ============
Reconciliation of net loss to net cash
 used in operating activities:
  Net loss                             $(14,875,600) $(15,914,700) $ (4,137,500)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities:
    Depreciation and amortization      $  2,994,500  $  2,268,100  $  1,004,600
    Loss on sale of capital facilities
     and equipment                        5,873,400             -             -
    Common stock issued to employee
     retirement plan                        445,500       687,400       472,300
    Noncash interest expense related to
     convertible debentures                       -     4,396,700     1,101,700
    (Increase) decrease in accounts
     receivable                           1,786,200      (635,900)     (803,500)
    (Increase) decrease in inventory      1,809,400    (1,455,800)   (2,677,800)
    (Increase) decrease in other
     current assets                        (899,300)      (42,100)     (168,400)
    (Increase) decrease in other assets     151,000      (155,200)      (20,900)
    Increase in accounts payable and
     accrued expenses                     1,921,600     1,159,900       828,000
    Increase (decrease) in deferred
     revenue                             (2,276,500)    1,017,600     1,174,200
    Increase (decrease) in accrued rent    (458,300)      458,300             -
    Increase in royalties accrued -
     affiliated company                     258,100       232,500        43,700
                                       ------------  ------------  ------------
              Total adjustments          11,605,600     7,931,500       953,900
                                       ------------  ------------  ------------
              Net cash used in
               operating activities    $ (3,270,000) $ (7,983,200) $ (3,183,600)
                                       ============  ============  ============
Noncash investing and financing
 activities:
  Common stock issued to employee
   retirement plan                     $    445,600  $    687,400  $    472,300
                                       ------------  ------------  ------------
  Capitalized lease obligations        $          -  $      3,200  $    395,800
                                       ------------  ------------  ------------
  Conversion of debentures to common
   stock                               $  3,150,000  $ 10,450,000  $          -
                                       ------------  ------------  ------------
  Noncash interest expense related to
   convertible debentures              $          -  $  4,396,700  $  1,101,700
                                       ------------  ------------  ------------

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 1 - Summary of Significant Accounting Policies
CONSOLIDATION
The consolidated financial statements include the accounts of Irvine Sensors Corporation (the Company) and its subsidiaries, Novalog, Inc., MicroSensors, Inc., 3D Microelectronics, Inc., 3D MicroSystems, Inc. and Carson Alexiou Corporation (CAC). All significant intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Sunday nearest September 30. Fiscal 1997 (52 weeks) ended on September 28, 1997, fiscal 1996 (52 weeks) ended on September 29, 1996, and fiscal 1995 (52 weeks) ended on October 1, 1995.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUES
The Company's revenues were derived from shipments of functional memory stacks from its Vermont facility, shipments of the SIRComm infrared chip and the development and manufacture of prototype and sample products for its customers. The Company continues to contract to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company's R&D contracts are usually cost plus fixed fee (best effort) or fixed price and revenues are recognized as costs are incurred and include applicable fees or profits primarily in the proportion that costs incurred bear to estimated final costs. Production orders for memory stacks and SIRComm chips are generally priced in accordance with the Company's established price list.

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

Depreciation of equipment, furniture and fixtures is provided over the estimated useful lives of the assets, primarily using the straight-line method. The useful lives are three to seven years. Leasehold improvements are amortized over the terms of the leases.

Expenditures for repairs and maintenance were $275,100, $369,500 and $210,800 in fiscal years 1997, 1996 and 1995, respectively.

INCOME TAXES
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under the liabilities method specified by FAS 109, the deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. Additionally, a valuation allowance is recorded for that portion of deferred tax assets for which it is more likely than not that the assets will not be realized. The deferred tax provision is the result of changes in the deferred tax assets and liabilities.

EARNINGS PER SHARE
Computations of primary earnings per share are based on the weighted average number of shares of common stock outstanding, including dilutive stock options, convertible preferred stock and common stock warrants where applicable.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements


________________________________________________________________________________

STATEMENT OF CASH FLOWS
For purposes of the Consolidated Statement of Cash Flows, the Company considers all demand deposits and Certificates of Deposit with original maturities of 90 days or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable and payable, other liabilities and debt approximate fair value. The fair value of royalties payable to affiliate is not determinable due to their related party nature.

ACCOUNTING FOR STOCK-BASED COMPENSATION
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which establishes financial accounting and reporting standards for stock-based employee compensation. Under SFAS 123, companies are encouraged, but not required, to adopt a method of accounting for stock compensation awards based upon the estimated fair value at the date the options/awards are granted as determined through the use of a pricing model (the "Fair Value Method"). Companies continuing to account for such awards in accordance with the existing guidance of Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees" (APB 25), have to disclose in the notes to their financial statements the pro forma impact on net income and net income per share had they utilized the Fair Value Method. This statement is effective for the Company in fiscal year 1997. The Company continues to account for stock compensation awards in accordance with APB 25, with the appropriate footnote disclosure required under SFAS 123.

IMPAIRMENT OF LONG-LIVED ASSETS
In March 1995, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which establishes accounting standards for the impairment of long-lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. in addition, SFAS 121 requires that certain long-lived assets be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted SFAS 121 in fiscal 1997. The adoption of SFAS 121 had no significant impact on its consolidated financial position or results of operations.

EARNINGS PER SHARE
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 simplifies the standards for computing Earnings per Share (EPS), eliminating the presentation of primary EPS (currently required by Accounting Principles Board Opinion No. 15, "Earnings per Share") and requiring dual presentation of basic and diluted EPS on the face of the income statement for all public corporations with complex capital structures. SFAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption is not permitted, although pro forma disclosure is optional. SFAS 128 is not expected to have a significant impact on per share data.


NOTE 2 - ISSUANCE OF COMMON STOCK AND SERIES A PREFERRED STOCK
In August 1995, the Company completed the sale of approximately 382,100 unregistered shares of the Company's common stock in a private financing pursuant to Regulation S to institutional and private investors in Canada and Europe. The Company agreed to use its best efforts to register these shares for subsequent resale by the holders thereof. After regulatory requirements were met by holders of these securities, restrictive legends on these shares were removed and the shares could then be traded without restrictions. The net proceeds of approximately $1.9 million were added to the Company's general fund.

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

In conjunction with the fiscal 1995 private financing of $2.25 million of 8 percent convertible subordinated debentures (the "1995 Debentures"), the Company issued an additional $500,000 of 1995 Debentures in October 1995 to institutional investors in Europe. The gross proceeds less expenses were added to the Company's general funds. During fiscal 1996, the Company, at the request of bondholders, converted the entire $2.75 million of outstanding 1995 Debentures at varying rates into 509,400 shares of the Company's common stock, which were subsequently registered and may be traded without restrictions.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

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

During fiscal 1997, the Company, at the request of bondholders, converted $3,150,000 of the outstanding 1996 Debentures at varying rates into 2,441,400 shares of the Company's common stock. With these conversions, all but $250,000 of the original issue of $11.1 million of the 1996 Debentures was retired. In May 1996, the Company had registered the resale of 2,997,000 shares of common stock which the Company then believed would be sufficient to cover the conversion of the entire $11.1 million series of 1996 Debentures and related warrants, which had been issued in February and March 1996. However, due to the decline in the price of the Company's common stock, the number of shares issued pursuant to conversions through September 28, 1997, exceeded this registration. Furthermore, the Company projects that approximately 100,000 additional unregistered shares could be required to convert the remaining outstanding 1996 Debentures at September 28, 1997. The Company is currently in the process of preparing a new registration statement to register the resale of the additional shares issued and issuable pursuant to 1996 Debenture conversions, which have not yet been sold subject to Rule 144.

Note 3 - Common Stock Warrants
In July 1992, the Company consummated a public offering of 750,000 shares of common stock and granted the Underwriter an option to purchase up to 112,500 additional shares of common stock to cover over-allotments. In connection with this offering, the Company granted to the Underwriter warrants to purchase up to 75,000 shares of common stock at a price of $5.10 per share, which was 120 percent of the initial public offering price of the shares. The warrants are exercisable during the four-year period beginning July 9, 1993, and expiring July 8, 1997. During fiscal 1995, 57,800 of these warrants were exercised. The remaining 17,200 were not exercised and expired on July 8, 1997.

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

In connection with the February 1994 sale of approximately 1.36 million shares of common stock to investors in Canada and Europe, the Company granted warrants to the foreign investment banker to purchase up to 136,200 shares of common stock at an average price of $8.23 per share. In fiscal 1995, the price was reduced to $4.50 per share and the warrants were exercised.

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

In connection with the sale of $11.1 million of the 1996 Debentures in February and March 1996, the Company granted warrants to the foreign investment banker to purchase up to 222,000 shares of common stock at a price to be determined based on the average conversion prices of the 1996 Debentures. The warrants are exercisable beginning March 1997.

In fiscal 1997 the Company granted warrants, the value of which it believes to be not material, to four consultants in varying amounts to purchase up to 118,000 shares of unregistered common stock at prices ranging from $0.9375 to $1.50.

As of September 28, 1997, there are a total of 340,000 warrants outstanding of which 15,000 expire in August 2000, 222,000 expire in March 2001 and 103,000 expire between February and June 2002.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

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

                           Preferred Stock      Common
                         Series B   Series C     Stock
                         -----------------------------
Distribution dates:
   October 1994               880        297    58,900
   March 1996                 522        480    50,100
   January 1997                48        204    12,600
                         -----------------------------
                            1,450        981   121,600
                         =============================

The shares of Preferred Series B and Series C, respectively, tendered for conversion have been retired. Undeclared dividends of $105,400 and $104,500 on the remaining outstanding Preferred Series B and Series C, respectively, will be carried forward to fiscal 1998.

Note 5 - Preferred Stock of Consolidated Subsidiary
The preferred stock outstanding represents an ownership interest in CAC by former employees and an Employee Stock Bonus Plan which CAC had formed. The preferred stock has a $100 par value and there are 1,400 shares authorized and 1,185 shares issued and outstanding. There are no conversion rights or liquidation preferences of this preferred stock which extend to the common stock of the Company.

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

In a private financing during February and March 1996, the Company issued $11.1 million of 8 percent convertible subordinated debentures due in 1998 (the "1996 Debentures") to institutional and private investors in Canada and Europe. The 1996 Debentures are convertible into shares of common stock at varying rates which are contingent upon the closing bid prices of the common stock. The Company has the right to demand conversion of the 1996 Debentures at any time after March 1997. Interest is payable semiannually on January 31 and July 31 of each year. The 1996 Debentures are subordinated to prior payment of bank indebtedness of the Company. The gross proceeds less expenses were added to the Company's general funds. In May 1996, the Company filed a registration statement covering 2,997,000 shares, the approximate number of shares estimated to underly the 1996 Debentures and related warrants based on the then projected trading range of the Company's stock.

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." However, the Securities and Exchange Commission (SEC) staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid-in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company has calculated noncash interest expense of $4,396,700 with a like amount added to paid-in capital in the second quarter of fiscal 1996. The Company also recorded a noncash interest expense of $1,101,700 in the fourth quarter of fiscal 1995 related to convertible debentures issued in fiscal 1995 which were convertible at a discount from the market price of the common stock. Because of the offsetting nature of these entries, there is no effect on Shareholders' equity.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

During fiscal 1997, the Company, at the request of bondholders, converted $3,150,000 of the outstanding 1996 Debentures at varying rates into 2,441,400 shares of the Company's common stock. With these conversions, all but $250,000 of the original issue of $11.1 million of the 1996 Debentures was retired. In May 1996, the Company had registered the resale of 2,997,000 shares of common stock which the Company then believed would be sufficient to cover the conversion of the entire $11.1 million series of 1996 Debentures and related warrants, which had been issued in February and March 1996. However, due to the decline in the price of the Company's common stock, the number of shares issued pursuant to conversions through September 28, 1997, exceeded this registration by 1,710,400 and the resale of such shares is presently unregistered. Furthermore, the Company projects that approximately 100,000 additional unregistered shares could be required to convert the remaining outstanding 1996 Debentures at September 28, 1997. The Company is currently in the process of preparing a new registration statement to register the resale of the additional shares issued and issuable pursuant to 1996 Debenture conversions.

Note 7 - Related Party Transactions
In April 1980, the Company entered into an agreement with R & D Leasing Ltd.
(RDL), a limited partnership in which the Company's CEO and a Senior Vice-President are general partners with beneficial interests, to design an electronic circuit, to develop certain fabrication processes and to build equipment for testing electronic integrated circuits. In connection with the development of the electronic test equipment under the RDL agreement, certain other proprietary fabrication processes were developed to which RDL retained ownership. Upon the occurrence of certain specified events, such as the use of patented fabrication processes in connection with contracts, the agreement with RDL provides that the Company will pay RDL a royalty fee of 3.5 percent of revenues from sales of the basic devices using the processes created during the development of this equipment. In June 1989, the Board of Directors approved an agreement with RDL whereby $40,000 of royalty fees was converted to a long-term note payable and a warrant to purchase shares of the Company's common stock. The note was unsecured, bore no interest and had a due date of June 30, 1995. The warrant to purchase 200,000 shares of common stock at $0.20 per share had an expiration date of June 30, 1995. In October 1989, the Board of Directors approved an amendment to the RDL agreement limiting the royalty fees under certain circumstances and deferring and subordinating all royalty claims with respect to all other creditors for an initial period of five years. The amendment allows the Company, at RDL's option, to pay up to $250,000 of accrued royalties in shares of the Company's common stock at a price of $0.50 per share. in the event that RDL extends the period to ten years the amount would be increased to $1,000,000 and the price would increase to $1.00 per share. Should RDL exercise its option to accept payment in shares of the Company's common stock, in whole or in part, title to RDL's technology would transfer to the Company and future royalty obligations would cease. In fiscal 1994, RDL extended the period to ten years.

In October 1990, the Company and RDL consummated an agreement in which full settlement of the $40,000 note payable was arranged. RDL forgave $20,000 of the Company's $40,000 debt, evidenced by the aforementioned $40,000 note payable, and surrendered its warrant to purchase 200,000 shares of the Company's stock in exchange for a cash payment of $5,000 and 200,000 unregistered shares of the Company's common stock. As of September 28, 1997, the Company owed RDL $613,800 in deferred royalty fees.

Note 8 - Composition of Certain Financial Statement Captions

                          September 28,   September 29,
                                   1997            1996
                          -----------------------------
Accounts receivable:
  U.S. government            $1,145,100      $1,608,800
  Other customers                92,600       1,415,100
                          -----------------------------
                             $1,237,700      $3,023,900
                          =============================

Accounts receivable includes unbilled amounts of $600,900 and $1,151,600 at September 28, 1997, and September 29, 1996, respectively. Unbilled amounts represent contract revenues for which billings have not been presented to customers at year-end. These amounts are billed in accordance with applicable contract terms, usually within 30 days. Accounts receivable also includes billed retention of $28,700 and $63,000 at September 28, 1997, and September 29, 1996, respectively. These amounts are normally collected upon final audit of costs by the U.S. government.

                        September 28,   September 29,
                                 1997            1996
                        -----------------------------
Inventory:
   Raw materials           $  185,400      $  537,900
   Work in process          2,382,900       2,862,300
   Finished goods               9,000         986,500
                        -----------------------------
                           $2,577,300      $4,386,700
                        =============================

Title to all inventories remains with the Company. Inventoried materials and costs relate to work in process on customers' orders and on the Company's

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

generic module parts and memory stacks which the Company anticipates it will sell to customers. Such inventoried costs are stated generally at the total of the direct production costs including overhead. Inventory valuations do not include general and administrative expenses.

                                        September 28,   September 29,
                                                 1997            1996
                                        -----------------------------
Equipment, furniture and fixtures:
  Engineering and production
    equipment                              $7,252,200     $16,615,800
  Furniture and fixtures                      330,700         353,300
  Computer software programs                  598,100         739,900
  Leasehold improvements                      765,400         900,700
                                        -----------------------------
                                            8,946,400      18,609,700
Less accumulated depreciation
  and amortization                          6,170,600       6,703,000
                                        -----------------------------
                                           $2,775,800     $11,906,700
                                        =============================

Engineering and production equipment includes approximately $209,800 of capitalized leases. Accumulated amortization of capitalized leases amounted to $108,300 and $66,300 at September 28, 1997, and September 29, 1996,
respectively.

                             September 28,   September 29,
                                      1997            1996
                             -----------------------------
Accrued expenses:
 Salaries and wages               $267,800        $353,900
 Vacation                          217,700         236,900
 Payroll taxes                      58,300          57,100
 Accounting fees                    47,600          55,800
 Accrued rent                            -          91,700
 Other accrued expenses             93,300         140,700
                             -----------------------------
                                  $684,700        $936,100
                             =============================

Note 9 - Notes Payable
Current and long-term debt consists of the following:

                                   September 28,  September 29,
                                            1997           1996
                                   ----------------------------
Note payable to bank bearing
 interest at prime (8.5 percent
 at September 28, 1997) plus
 1.5 percent due in monthly
 installments of $63,400
 beginning May 1997                   $2,819,200     $3,000,000
Capitalized lease
 obligations maturing at
 various dates through 1997                8,000         80,500
Less current portion                   2,234,000        270,600
                                   ----------------------------
                                      $  593,200     $2,809,900
                                   ============================

In accordance with a Forbearance Agreement executed subsequent to September 28, 1997, between the Company and the bank, the Company has agreed to accelerate repayment of the Note Payable to the bank. The current portion of the debt includes $1,026,900 due from the sale of assets which was received by the bank in October 1997. The Company has also agreed, among other requirements, to reduce the principal balance by $250,000 cash in each quarter ending December 1997 and March 1998 and thereafter to reduce the remaining balance by a minimum of $200,000 quarterly.

The long-term portion of $593,200 comprises principal note payments of $93,200 due in fiscal 1999 and $500,000 that will be refinanced with the issuance of the Company's common stock pursuant to the Forbearance Agreement. Execution of the Forbearance Agreement also resulted in a waiver of the Company's financial covenant defaults at September 28, 1997, and an amendment to the loan agreement eliminating such financial covenants on a prospective basis. In connection therewith, the Company pledged, as collateral, one million shares of Novalog Inc. common stock held by the Company.

Note 10 - Income Taxes
The tax effects of significant items comprising the Company's income tax calculation as of September 28, 1997, are as follows:

Current deferred tax assets:
  Reserves not currently deductible                      $    709,700
  Operating loss carryforwards                                949,400

Long-term deferred tax assets:
  Operating loss carryforwards                             15,909,200
  Tax credit carryforwards                                    449,900
  Vapital loss carryforwards                                    8,500
  Valuation allowance                                     (18,026,700)
                                                         ------------
Net deferred tax asset                                   $          -
                                                         ============

The differences between the Company's effective income tax rate and the statutory U.S. federal income tax rate for the fiscal years September 28, 1997, and September 29, 1996, respectively, are as follows:

The total valuation allowance changed $5,411,000 from September 29, 1996, to September 28, 1997.

The provisions for income taxes for the fiscal years ended September 28, 1997, September 29, 1996, and October 1, 1995, consist of provisions for state income taxes of $2,600, $1,800 and $1,000, respectively. No provisions for federal income taxes have been made in these fiscal years due to the net operating losses.

At September 28, 1997, the Company had net operating loss carryforwards of approximately $44,175,900 for financial reporting and federal income tax purposes expiring in varying amounts from fiscal year 1998 through fiscal year 2012, and $23,767,000 for California and Vermont State Franchise tax purposes expiring in varying amounts from fiscal year

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

1998 through fiscal year 2002, available to offset future federal, California and Vermont taxable income. In addition, as of September 28, 1997, the Company had investment tax credits and qualified research credits of $133,400 and $316,500, respectively, expiring in varying amounts through fiscal year 2008 and available to offset future federal taxes. The ability of the Company to utilize the net operating loss and credit carryforwards may be restricted by certain provisions of the Internal Revenue Code.

Note 11 - Operating Leases
The Company leases certain facilities and equipment under cancelable and noncancelable lease obligations. Total rental expense for operating leases amounted to $1,685,200, $1,633,500 and $562,500 for the fiscal years ended September 28, 1997, September 29, 1996, and October 1, 1995, respectively. Minimum lease commitments existing at september 28, 1997, are approximately as follows:

Fiscal years ending:
    1998                     $619,900
    1999                      104,000
    2000                        1,300
                             --------
Total minimum payments       $725,200
                             ========

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

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan to replace the 1981 Plans, which had terminated. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1992. Under the 1991 Plan, options to purchase an aggregate of 675,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options and the requirements for participation, exercise price and other terms are similar to the 1981 Plans. As of September 28, 1997, options to purchase 125,500 shares at prices ranging from $1.4375 (40,000 shares) to $7.75 (8,300 shares) were outstanding under the 1991 plan, of which 58,500 were exercisable at September 28, 1997.

In January 1995, the Board of Directors adopted the 1995 Stock Option Plan to replace the 1991 Plan, which was fully subscribed at the time. The 1995 Plan was approved by shareholders at the Company's Annual Meeting in February 1995. Under the 1995 Plan, options to purchase an aggregate of 700,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. In August 1997, the Board of Directors authorized an increase in the number of options to an aggregate of 1,650,000 shares, subject to ratification by shareholders at the Company's Annual Meeting in February 1998. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and requirements for participation, exercise price and other terms are similar to the 1991 Plan. As of September 28, 1997, options to purchase 1,255,100 shares at prices ranging from $0.98 (580,000 shares) to $6.50 (10,000 shares) were outstanding under the 1995 Plan, of which 47,200 were exercisable at September 28, 1997.

Stock option activity is summarized as follows:

                                               Option Price
                                Shares            Per Share
                            -------------------------------
1981 PLAN:
----------
Options outstanding at
  October 2, 1994               52,400   $0.5625 to $1.5625
    Exercised                  (48,400)    0.5625 to 1.5625
                            ----------
Options outstanding at
  October 1, 1995                4,000               0.5625
    Exercised                   (4,000)             $0.5625
                            ----------
Options outstanding at
  September 29, 1996                 -
                            ==========

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

1991 Plan:
----------

Options outstanding at October 2, 1994            527,000    $1.3125 to $8.625
  Granted                                          98,500                 6.00
  Exercised                                       (54,200)      1.3125 to 7.75
                                                ---------
Options outstanding at October 1, 1995            571,300      1.3125 to 8.625
  Exercised                                      (314,100)      1.3125 to 4.09
  Cancelled                                       (19,000)       4.09 to 8.625
  Expired                                         (27,500)      1.3125 to 4.09
                                                ---------
Options outstanding at September 29, 1996         210,700        4.28 to 8.625
  Granted                                          43,000     1.4375 to 2.3125
  Cancelled                                       (76,500)      6.00 to 7.6875
  Expired                                         (51,700)      4.28 to 8.6520
                                                ---------
Options outstanding at September 28, 1997         125,500     $1.4375 to $7.75
                                                =========

1995 Plan:
----------

  Granted in fiscal 1995                          228,500       $6.00 to $6.50
                                                ---------
Options outstanding at October 1, 1995            228,500         6.00 to 6.50
  Granted                                         343,500       5.0625 to 8.50
  Cancelled                                      (128,000)        6.00 to 6.50
                                                ---------
Options outstanding at September 29, 1996         444,000       5.0625 to 8.50
  Granted                                       1,153,000       0.98 to 2.3125
  Cancelled                                      (341,900)        1.00 to 8.50
                                                ---------
Options outstanding at September 28, 1997       1,255,100       $0.98 to $6.50
                                                =========

Pursuant to SFAS No. 123 "Accounting for Stock Based Compensation," the Company is required to disclose the effects on the net loss and per share data as if the Company had elected to use the fair value approach to account for all of its employee stock-based compensation plans. Had the compensation cost for the Company's plans been determined using the fair value method, the compensation expense would have had the effects of increasing the Company's net loss for the years ended September 28, 1997, and September 29, 1996, to the pro forma amounts of $15,041,000 and $16,255,700, respectively, with a corresponding pro forma loss per share of $0.73 and $0.96, respectively. These pro forma amounts were determined estimating the fair value of each option granted during fiscal 1996 and fiscal 1997 on its grant date, using the Black-Scholes option-pricing model. Assumptions of no dividend yield, a risk-free interest rate of 6 percent which approximates the Federal Reserve Board's rate for treasuries at the time granted, an expected life of three years, and a volatility rate of 86.9 percent were applied to all options granted during fiscal year 1996 and fiscal year 1997. The weighted average fair value at the grant date for the options granted during fiscal years 1997 and 1996 was $0.75 and $3.47 per option, respectively.

In fiscal 1982, the Company established an Employee Retirement Plan, which is effective for fiscal year 1982 and thereafter. The plan provides for annual contributions to the Company's Stock Bonus Trust (SBT) to be determined by the Board of Directors and which will not exceed 15 percent of total payroll. At the discretion of the Trustee, the SBT will purchase common stock at fair market value or other interest-bearing securities or investments for the accounts of individual employees who will gain a vested interest of 20 percent in their accounts after three years of service, and 20 percent each year of service thereafter, until fully vested after seven years of service. That portion of cash or stock held in an employee's account and not vested at termination of employment will be redistributed in accordance with a prearranged formula. Management believes that the contributions made by the Company to the SBT, to the extent they relate to government cost-plus-fixed-fee contracts, will be reimbursable by the U.S. government. In fiscal years 1995, 1996 and 1997 the Company's contributions to the sbt were 68,000, 172,900 and 347,600 shares of common stock, respectively, which had estimated market values of $472,300, $687,400 and $445,500, respectively.

Note 13 - Revenues
In fiscal 1997, contracts with all branches of the U.S. government accounted for 43 percent of the Company's revenues, and the remaining 57 percent of the Company's revenues was derived from non-government sources. Of the 43 percent applicable to the U.S. government, there were three agencies of the government that accounted for 55 percent, 13 percent and 11 percent. Other government agencies accounted for the remaining 21 percent. Of the 57 percent applicable to non-government sources, two customers accounted for 49 percent and 39 percent of the revenues.

In fiscal 1996, contracts with all branches of the U.S. government accounted for 31 percent of the Company's revenues, and the remaining 69 percent of the Company's revenues was derived from non-government sources. of the 31 percent applicable to the U.S. government, there was one agency of the government that accounted for 16 percent. Other government agencies accounted for the remaining 15 percent. Of the 69 percent applicable to non-government sources, two customers accounted for 23 percent and 21 percent of the revenues.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements

________________________________________________________________________________

In fiscal 1995, contracts with all branches of the U.S. government accounted for 74 percent of the Company's revenues, and the remaining 26 percent of the Company's revenues was derived from non-government sources. Of the 74 percent applicable to the U.S. government, there were two agencies of the government that accounted for 30 percent and 21 percent, respectively. Other government agencies accounted for the remaining 23 percent. There were no non-government customers who individually accounted for more than 10 percent.

Note 14 - Technology Licenses
In June 1992 the Company and International Business Machines (IBM) entered into an agreement to develop manufacturing technology required to commercially produce parts using the Company's technology for stacking integrated circuits. In June 1993, IBM and the Company jointly announced the opening of a pilot manufacturing line at an IBM facility. The agreement provided for the Company to receive royalties on stacked chip parts sold by IBM and will share equally with IBM any royalties received from the licensing of the jointly developed manufacturing technology. In April 1996, the Company reached an agreement with IBM wherein the Company acquired the operating line from IBM and leased the facilities. This agreement was terminated in fiscal 1997.

In May 1995, the Company and Unitrode Corporation (Unitrode) entered into an agreement to transfer to Unitrode the technology required to produce the Company's wireless infrared communication integrated circuit (SIRComm). The Company will receive licensing and royalty payments for the technology transfer and on SIRComm products sold by Unitrode.

Note 15 - Deferred Revenues
The Company received prepayments from customers related to services and products which had not been delivered as of the balance sheet date. Revenues are recorded upon delivery of these services and products.

Note 16 - Acquisition and Disposal of Equipment
On April 19, 1996, the Company consummated an agreement for the acquisition and operation of the equipment comprising IBM's cubing line located at IBM's Essex Junction, Vermont facility. The cubing line was established by IBM to manufacture the stacked-chip assemblies required to commercialize the Company's proprietary chip-stacking technology under the joint development alliance that IBM and the Company entered into in 1992. According to the terms of the agreement, the Company acquired the equipment and clean room, which comprises the cubing line for a cash payment of approximately $6.5 million. In addition, the Company signed a facility lease agreement for the space required to operate the cubing line under the Company's management within the IBM facility through December 1998. The terms of the facility lease agreement include escalating rent payments, which have been straight lined for financial reporting purposes. The difference between the amount paid and the amount expensed during fiscal 1996 has been reported as accrued rent. The agreement was terminated in fiscal 1997 and the deferred rent balances were netted against rent expense.

As part of the process to terminate the agreement with IBM, the Company disposed of the equipment acquired from IBM in April 1996 and other fixed assets purchased and/or constructed at the IBM facility. These assets with a net book value of $6,925,300 were sold for proceeds of $1,051,900, resulting in a loss on the disposal of $5,873,400. At September 28, 1997, $1,026,900 of those proceeds was still receivable and is included in Other current assets on the balance sheet. During October 1997, these proceeds were received by the Company's lender and applied against the principal of the Company's long-term debt.

Irvine Sensors Corporation
Report of Independent Accountants


________________________________________________________________________________



[LOGO OF PRICE WATERHOUSE LLP]



To the Board of Directors and Shareholders of Irvine Sensors Corporation


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Irvine Sensors Corporation and its subsidiaries at September 28, 1997, and September 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse
Costa Mesa, California
December 16, 1997

Irvine Sensors Corporation
Corporate Information

________________________________________________________________________________

Directors                James Alexiou/1,2/, Chairman of the Board, Irvine
                            Sensors Corporation
                         John C. Carson, Senior Vice-President, Irvine Sensors
                            Corporation
                         Joanne S. Carson, Secretary, Irvine Sensors Corporation
                         Marc Dumont/1/, Financial Advisor
                         James D. Evert, President and CEO, Irvine Sensors
                            Corporation
                         Walter E. Garrigan, Financial Advisor
                         Thomas H. Lenagh/2/, Financial Advisor
                         General Frank P. Ragano/1/, Chairman and CEO of CMS,
                            Inc., a manufacturer of defense munitions
                         Vincent F. Sollitto Jr., President and CEO of Photon
                            Dynamics Inc., a manufacturer of electronic capital equipment

                         /1/Member of the Compensation Committee
                         /2/Member of the Audit Committee

Officers                 John C. Carson, Senior Vice-President
                         Joanne S. Carson, Secretary
                         Floyd K. Eide, Vice-President
                         James D. Evert, President and Chief Executive Officer David Pinto, Treasurer and Controller
                         John J. Stuart, Jr., Vice-President and Chief Financial
                            Officer

Executive Offices        Irvine Sensors Corporation, 3001 Redhill Avenue,
                         Building III, Costa Mesa, California 92626

Counsel Grover T. Wickersham, P.C., Wickersham Law Offices, 430 Cambridge Avenue, Suite 100, Palo Alto, California 94306

Independent Accountants  Price Waterhouse LLP, 575 Anton Boulevard,
                         Costa Mesa, California 92628

Transfer Agent           ChaseMellon Shareholder Services, 400 S. Hope St., 4th
                         Floor, Los Angeles, California 90071

Stock Data               Nasdaq Listing: Common Stock - IRSN
                         Boston Stock Exchange Listing: Common Stock - ISCB

Form 10-K                Shareholders may obtain without charge a copy of the
                         Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1997, as filed with the Securities and Exchange Commission, without exhibits thereto, and may obtain any exhibit thereto upon payment of a nominal copying charge, by writing to Joanne S. Carson, Secretary, Irvine Sensors
                         Corporation, 3001 Redhill Avenue, Costa Mesa,
                         California 92626.

Irvine Sensors Corporation
3001 Redhill Avenue
Costa Mesa, California 92626