Form 10-K/A, Exhibit 13
period 1997-09-28
IRVINE SENSORS CORP/DE/
filed 1998-03-18
CIK 357108

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

Cost of revenues of $17,573,100 in fiscal 1997 was $435,500 higher than in fiscal 1996; however, as a percentage of revenues, fiscal 1997 showed an improvement of 14 percentage points over fiscal 1996. Operations excluding Vermont recorded cost of revenues of $6,586,500 in fiscal 1997 compared to $6,757,800 in fiscal 1996, a reduction of $171,300 or three percentage points. In fiscal 1997, cost of revenues included a charge of $1,156,100 to increase the Company's inventory reserve for, first: Wide Word SRAM memory cubes the Company has been producing for future deliveries pursuant to an anticipated contract which has not yet materialized and, second: slower than anticipated sales of its Flash memory cubes.

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

Cost of revenues as a percentage of revenues for fiscal year 1996 was 143 percent as compared to 90 percent in fiscal year 1995. The increase was attributable to the Company's inability to absorb additional indirect costs incurred while it ramped up its revenue-generating capacities during fiscal 1996. A substantial escalation of overhead costs occurred at CPO as a result of the IBM cubing line acquisition and facility lease, the completion of the joint development activities with IBM to commercialize the Company's chip-stacking technology, and from efforts to ramp up production of stacked memory products to meet existing backlog requirements and projected bookings. After management's review of the existing backlog of orders at CPO for stacked memory cubes and the anticipated cost to complete such orders at CPO, the Company, in keeping with its policy to recognize losses when they are first identified, established a reserve at September 29, 1996, for the estimated loss upon completion of these orders. The anticipated future loss which would be incurred upon completion of the manufacturing process and shipment to the customer was charged to cost of revenues in fiscal 1996 and the corresponding credit was recorded as an increase to the work in process inventory reserve to be applied as a reduction of the manufacturing cost in fiscal 1997 when product will be made and shipped to the customer. This accrued loss resulted in a reduction of the inventory valuation at September 29, 1996. Funding delays on existing contracts and the delays in obtaining new contracts created under-absorbed costs at ATO. The increase in costs of revenues was offset slightly by Novalog's improved margins experienced during fiscal 1996 attributable to efficiencies realized from the increase in shipments of its SIRComm chip. The Company anticipates the cost of revenues ratio to improve during fiscal 1997 at CPO resulting from anticipated manufacturing efficiencies and at ATO attributable to improved backlog of funded research and development contracts.

The Company increased its expenditure in research and development by $729,700 or 57 percent compared to fiscal 1995. The increase was primarily attributable to efforts directed at developing new products.

During fiscal 1996, the Company experienced growth in its administrative infrastructure in conjunction with the increase in business activity and the anticipation of future growth driven by the transition to a products-based company. General and administrative (G&A) expense increased $1,497,400 compared to fiscal 1995. As a percentage of revenues, G&A was 34 percent in fiscal 1996 compared to 32 percent in fiscal 1995. The increase in G&A expense is primarily attributable to additional marketing costs associated with promoting the Company's products and efforts directed toward obtaining new research and development contract awards. In addition, the Company incurred non-recurring legal expense in connection with negotiation of the IBM cube line acquisition and facility lease, and negotiation of its bank loan financing activities, and in the incorporation of its subsidiary, Novalog, Inc.

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

Contracts with government agencies may be suspended or terminated by the government at any time, subject to certain conditions. Similar termination provisions are typically included in agreements with prime contractors. In 1983 the Company experienced such termination of one of its contracts. There is no assurance the Company will not experience suspensions or terminations in the future. Such termination, if material, could cause a disruption of the Company's revenue stream and could result in employee layoffs.

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
                                                                         =====================================

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Operations


                                                               Fiscal Year Ended
                                                --------------------------------------------
                                                September 28,    September 29,    October 1,
                                                         1997             1996          1995
--------------------------------------------------------------------------------------------
Revenues--contract research and development     $   5,821,100   $  3,614,300     $ 5,844,700
Product sales                                       7,872,100      8,283,900       2,032,300
Other                                                       -        126,000         164,400
                                                --------------------------------------------

  Total revenues                                   13,693,200     12,024,200       8,041,400
                                                --------------------------------------------

Costs and expenses:
  Cost of contract revenues                         5,737,800      4,694,400       5,030,800
  Cost of product sales                            11,835,300     12,443,200       2,267,900
  General and administrative                        3,439,300      4,031,600       2,534,200
  Research and development                          1,616,600      2,009,700       1,280,000
  Loss related to plant closure                     5,873,400              -               -
                                                --------------------------------------------
                                                   28,502,400     23,178,900      11,112,900
                                                --------------------------------------------

Loss from operations                              (14,809,200)   (11,154,700)     (3,071,500)
  Interest expense                                   (443,600)      (469,800)        (55,900)
  Interest income                                      39,300        108,300          92,600
  Noncash interest expense related to
    convertible debentures                                  -     (4,396,700)     (1,101,700)
                                                --------------------------------------------

Loss before minority interest and
  provision for income taxes                      (15,213,500)   (15,912,900)     (4,136,500)
Minority interest in loss of subsidiary              (340,500)             -               -
Provision for income taxes                              2,600          1,800           1,000
                                                --------------------------------------------

Net loss                                        $ (14,875,600)  $(15,914,700)    $(4,137,500)
                                                ============================================
Net loss per common and
 common equivalent share                        $       (0.73)  $      (0.94)    $     (0.28)
                                                ============================================
Weighted average number of
 shares outstanding                                20,475,100     16,874,300      14,966,500
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

REVENUES
The Company's revenues were derived from shipments of functional memory stacks from its Vermont facility, shipments of the SIRComm infrared chip and the development and manufacture of prototype and sample products for its customers. The Company continues to contract to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company's R&D contracts are usually cost plus fixed fee (best effort) or fixed price and revenues are recognized as costs are incurred and include applicable fees or profits primarily in the proportion that costs incurred bear to estimated final costs. Production orders for memory stacks and SIRComm chips are generally priced in accordance with the Company's established price list. The Novalog and MicroSensors subsidiaries are product oriented companies with sales primarily to OEM manufacturers and revenues are recorded when products are shipped.

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

INVENTORY
Inventory is valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) basis. Inventories are reviewed quarterly to determine saleability and obsolescence. A reserve is established for slow moving and obsolete items.

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

Note 3 - Common Stock Warrants
In July 1992, the Company consummated a public offering of 750,000 shares of common stock and granted the Underwriter an option to purchase up to 112,500 additional shares of common stock to cover over-allotments. In connection with this offering, the Company granted to the Underwriter warrants to purchase up to 75,000 shares of common stock at a price of $5.10 per share, which was 120 percent of the public offering price of the shares. The warrants are exercisable during the four-year period beginning July 9, 1993, and expiring July 8, 1997. During fiscal 1995, 57,800 of these warrants were exercised. The remaining 17,200 were not exercised and expired on July 8, 1997.

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