Form 10-K, Exhibit 13
period 1998-09-27
IRVINE SENSORS CORP/DE/
filed 1999-01-12
CIK 357108

                                                                      EXHIBIT 13

Irvine Sensors Corporation
Financial Highlights

                                                Fiscal Year Ended

                                 September 27,    September 28,    September 29,    October 1,    October 2,
                                          1998             1997             1996          1995          1994

Revenues                           $ 9,314,500     $ 13,693,200    $ 12,024,200    $ 8,041,400   $ 5,139,400

Loss from operations               $(5,798,200)    $(14,809,200)   $(11,154,700)   $(3,071,500)  $(2,629,500)

Net loss                           $(4,243,500)    $(14,875,600)   $(15,914,700)   $(4,137,500)  $(2,463,900)

Basic and diluted net loss
     per common and common
     equivalent share              $     (0.19)    $      (0.73)   $      (0.94)   $     (0.28)  $     (0.18)

Weighted average number of
      shares outstanding            24,597,700       20,475,100      16,874,300     14,966,500    14,141,500

Long-term debt                     $   933,700     $  1,207,000    $  3,165,600    $   201,200   $    81,100

Convertible debt                   $         -     $    250,000    $  3,400,000    $ 2,250,000   $         -

Total assets                       $ 7,064,700     $  9,449,300    $ 21,742,200    $15,609,200   $10,355,400

Price Range of Common Stock

The following table sets forth the range of representative high and low bid prices of the Company's common stock in the over-the-counter market for the periods indicated, as furnished by The NasdaqStock Market. These prices represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions:

                                          Fiscal Year Ended

                              September 27, 1998     September 28, 1997

                                High        Low       High        Low


Common Stock Bid Prices
 First Quarter                $1  1/32    $1         $1 1/2     $0 27/32
 Second Quarter               $2 21/32    $2 19/32   $1 9/16    $1
 Third Quarter                $2  1/32    $2         $1 5/32    $0 31/32
 Fourth Quarter               $2 29/32    $1 11/32   $1 9/16    $1  7/32

On January 7, 1999, there were 859 stockholders of record and approximately 9,300 beneficial holders, based on information provided by the Company's transfer agent.

The Company has not paid cash dividends on any class of its stock since its incorporation; under Delaware law there are certain restrictions which limit the Company's ability to pay cash dividends in the future.

Irvine Sensors Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

FISCAL YEAR ENDED SEPTEMBER 27, 1998 vs.
FISCAL YEAR ENDED SEPTEMBER 28, 1997

Revenues in fiscal 1998 of $9,314,500 decreased by $4,378,700 or 32 percent compared to fiscal 1997. The primary reason for this decrease is attributed to the closure of the Vermont facility. The decision to close the Vermont location was centered on lower revenue and the continued increased cost of operations. When considering corporate revenues generated by excluding the Vermont location, fiscal 1998 revenues of $9,314,500 increased by $2,709,800 or approximately 41 percent.

Cost of contract revenues of $8,431,800 was 127 percent of contract revenues due primarily to a substantial increase in reserves for potentially unsaleable inventories. Cost of product sales of $2,247,000 or 98 percent of product sales includes the final shut-down costs related to the Vermont facility. By comparison, in fiscal 1997 cost of product sales were 150 percent of product sales. Management is continuing to address the high product costs and believes that gross margins will improve as sales increase and the effect of implemented cost reductions are realized.

General and administrative expenses of $2,984,400 were reduced by $454,900 or 13 percent in relation to fiscal 1997. As a percentage of total revenues general and administrative expenses were 32 percent in fiscal 1998 compared to 25 percent in fiscal 1997, however, fiscal 1997 included revenues from the Vermont facility.

Research and Development decreased by $7,100 or less than 1 percent in the year-to-year comparison. As a percentage of revenues R&D accounted for approximately 17 percent in fiscal 1998 compared to approximately 12 percent in fiscal 1997. The R&D expense in fiscal 1998 includes significant costs associated with Imagek's development of the electronic film product.

The aggregate decrease of $7,356,300 in fiscal 1998 in cost of revenues, general and administrative expenses and R&D are the direct result of management's decision to streamline and control its expenses to fall in line with the reduced revenue from the Vermont plant closing.

Interest expense declined by $177,400 in fiscal 1998, primarily attributable to settlement of the Company's bank debt.

Interest income declined by $26,800 in fiscal 1998, primarily attributable to lower interest rates and the debt pay-off associated with the Vermont facility.

The net loss of $4,243,500 in fiscal 1998 was $10,632,100, or 150 percent less than fiscal 1997. The Vermont plant closing in fiscal 1997 accounted for $5,873,400 or 55 percent of this reduced loss.

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

Cost of revenues of $17,573,100 in fiscal 1997 was $435,500 higher than in fiscal 1996; however, as a percentage of revenues, fiscal 1997 showed an improvement of 14 percentage points over fiscal 1996. Operations excluding Vermont recorded cost of revenues of $6,586,500 in fiscal 1997 compared to $6,757,800 in fiscal 1996, a reduction of $171,300 or three percentage points. In fiscal 1997, cost of revenues included a charge of $1,156,100 to increase the Company's inventory reserve for, first: Wide Word SRAM memory cubes the Company has been producing for future deliveries pursuant to an anticipated contract which had not yet materialized and, second: slower than anticipated sales of its Flash memory cubes.

General and administrative expenses were reduced by $592,300 in fiscal 1997 compared to fiscal 1996, and research and development expenses were also reduced by $393,100 in fiscal 1997 compared to fiscal 1996.

These combined reductions of $1,156,700 in cost of sales, general and administrative, and research and development reflect actual cost reductions accomplished in fiscal 1997 while management re-structured the Company to take advantage of new product opportunities and to expand the Company's traditional customer R&Dbase.

With the decision to close the Vermont facilities, the Company incurred a loss of $5,873,400 in fiscal 1997 related to the sale of the surplus facilities and equipment.

Interest income declined by $69,000 in fiscal 1997 primarily related to the Vermont facilities.

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." However, the Securities and Exchange Commission (SEC) staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid-in capital. In November 1997, the Company was advised that past issuers of such securities have recently restated prior financial statements to comport with the SEC view. In conformance therewith, the Company recorded noncash interest expense of $4,396,700 with a like amount added to paid-in capital in the second quarter of fiscal 1996. Because of the offsetting nature of these entries, there is no effect on Shareholders' equity.

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

Liquidity, Capital Resources and Impact of Changing Prices

The primary uses of cash and cash equivalents during fiscal 1998 were to complete the winding down and exit from the Vermont facility, to retire the Company's bank debt, reductions in trade payables and funding of the Company's net loss, which also included R&D and start-up costs for its subsidiaries. As a result of equity financings in fiscal 1998, these uses were accomplished while improving the Company's working capital by $3,265,100.

At September 27, 1998, the Company had consolidated cash and cash equivalents of $1,310,400, and subsequent to September 27, 1998, has obtained approximately $540,000 cash in additional equity financing. The Company anticipates that the existing working capital and its projected operating results will meet its cash requirements for the immediate future.

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

At September 27, 1998, the Company's funded backlog was approximately $1,897,800 compared to $1,902,800 at September 28, 1997. In addition, existing contracts include a large amount of unfunded backlog which typically is funded when the previously funded amounts have been expended. Subsequent to fiscal year end the total backlog was $6,044,000 as of December 13, 1998.

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

Irvine Sensors Corporation
Consolidated Balance Sheets

                                                                         September 27,   September 28,
                                                                                  1998           1997
Assets

Current Assets:
   Cash and cash equivalents                                              $  1,310,400   $  1,639,300
   Accounts receivable, net
    of allowances of $10,000 in 1998 and 1997                                1,766,100      1,237,700
   Inventory                                                                 1,532,700      2,577,300
   Other current assets                                                        193,500      1,182,900
-------------------------------------------------------------------------------------------------------
      Total current assets                                                   4,802,700      6,637,200
-------------------------------------------------------------------------------------------------------

Equipment, furniture and fixtures, net                                       2,224,000      2,775,800

Other assets                                                                    38,000         36,300
-------------------------------------------------------------------------------------------------------
                                                                          $  7,064,700   $  9,449,300
=======================================================================================================

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities:
   Accounts payable                                                       $  1,570,800   $  4,370,800
   Accrued expenses                                                            622,400        684,700
   Deferred revenue                                                             50,000        106,100
   Notes payable and current portion of long-term debt                          52,800      2,234,000
-------------------------------------------------------------------------------------------------------
      Total current liabilities                                              2,296,000      7,395,600
-------------------------------------------------------------------------------------------------------

Long-term debt                                                                 107,500        593,200
Deferred and subordinated royalties payable - affiliated company               826,200        613,800
Convertible subordinated debentures                                                  -        250,000
Preferred stock of consolidated subsidiary                                           -        118,500
Minority interest in consolidated subsidiary                                 1,488,000      3,418,100

Commitments and Contingencies

Shareholders' Equity (Deficit):
   Preferred stock, $0.01 par value, 500,000 shares authorized;
      6,966 and 8,785 shares Series B Convertible Cumulative Preferred
        outstanding; aggregate liquidation preference of $198,500                   50             50
      3,964 and 4,974 shares Series C Convertible Cumulative Preferred
        outstanding; aggregate liquidation preference of $214,100                   50             50
      4,400 and none shares Series D Convertible Preferred
        outstanding; aggregate liquidation preference of $440,000                   50              -
   Common stock, $0.01 par value, 40,000,000 shares authorized;
      28,457,700 and 21,541,300 shares issued and outstanding                  284,600        215,400
   Common stock warrants; 162,000 and 340,000 issued and
      outstanding                                                                    -              -
   Paid-in capital                                                          55,885,250     46,424,100
   Accumulated deficit                                                     (53,823,000)   (49,579,500)
-------------------------------------------------------------------------------------------------------
         Total shareholders' equity (deficit)                                2,347,000     (2,939,900)
-------------------------------------------------------------------------------------------------------
                                                                          $  7,064,700   $  9,449,300
=======================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Operations

                                                                          Fiscal Year Ended

                                                             September 27,  September 28,   September 29,
                                                                     1998            1997            1996
Revenues:
    Contract research and development                        $  6,624,700    $  5,821,100    $  3,614,300
    Product sales                                               2,289,800       7,872,100       8,283,900
    Other                                                         400,000               -         126,000
-------------------------------------------------------------------------------------------------------------

    Total revenues                                              9,314,500      13,693,200      12,024,200
-------------------------------------------------------------------------------------------------------------
Costs and expenses:
    Cost of contract revenues                                   8,431,800       5,737,800       4,694,400
    Cost of product sales                                       2,247,000      11,835,300      12,443,200
    General and administrative                                  2,984,400       3,439,300       4,031,600
    Research and development                                    1,609,500       1,616,600       2,009,700
    (Gain) loss related to plant closure                         (160,000)      5,873,400               -
-------------------------------------------------------------------------------------------------------------
                                                               15,112,700      28,502,400      23,178,900
-------------------------------------------------------------------------------------------------------------

Loss from operations                                           (5,798,200)    (14,809,200)    (11,154,700)

    Interest expense                                             (266,200)       (443,600)       (469,800)
    Interest income                                                12,500          39,300         108,300
    Other                                                         299,700               -               -
    Noncash interest expense related to
       convertible debentures                                           -               -      (4,396,700)
-------------------------------------------------------------------------------------------------------------

Loss before minority interest and provision for income taxes   (5,752,200)    (15,213,500)    (15,912,900)

Minority interest in loss of subsidiary                           365,200         340,500               -

Provision for taxes                                                (2,600)         (2,600)         (1,800)
-------------------------------------------------------------------------------------------------------------

Loss before extraordinary item                                 (5,389,600)    (14,875,600)    (15,914,700)

Extraordinary gain from debt extinguishment                     1,146,100               -               -
-------------------------------------------------------------------------------------------------------------

Net loss                                                   $   (4,243,500)  $ (14,875,600)   $(15,914,700)
=============================================================================================================

Basic and Diluted Net Loss Per Share:
    Loss before extraordinary item                         $        (0.24)  $       (0.73)   $      (0.94)
    Extraordinary gain                                               0.05               -               -
-------------------------------------------------------------------------------------------------------------

    Net loss                                               $        (0.19)  $       (0.73)   $      (0.94)
=============================================================================================================

Weighted average number of
    shares outstanding                                         24,597,700      20,475,100      16,874,300
-------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Shareholders' Equity (Deficit)

                                  Common Stock        Common Stock     Preferred Stock
                                  Shares Issued      Warrants Issued    Shares Issued         Total                Shareholders'
                               --------------------  ---------------  ----------------      Paid-in   Accumulated       Equity
                                   Number    Amount   Number  Amount    Number Amount       Capital       Deficit     (Deficit)
Balance at October 1, 1995     15,566,800  $155,700  126,900    $  -    15,013  $ 200  $ 28,127,400  $(18,789,200) $  9,494,100

   Stock options exercised        257,100     2,600        -       -         -      -       209,100             -       211,700
   Common stock issued to
    employee retirement
    plan                          172,900     1,700        -       -         -      -       685,700             -       687,400
   Common stock warrants
    issued                              -         -  222,000       -         -      -             -             -             -
   Common stock warrants
    exercised                     109,700     1,100 (109,700)      -         -      -       293,400             -       294,500
   Series B and Series C
    preferred stock converted
    to common stock                50,100       500        -       -    (1,002)  (100)         (400)            -             -
   Convertible debentures
    converted to common
    stock                       2,553,400    25,500        -       -         -      -     9,117,500             -     9,143,000
   Net loss                             -         -        -       -         -      -             -   (15,914,700)  (15,914,700)
   Additional paid-in
    capital related
    to convertible
    debentures                          -         -        -       -         -      -     4,396,700             -     4,396,700
-------------------------------------------------------------------------------------------------------------------------------
Balance at September 29, 1996  18,710,000   187,100  239,200       -    14,011    100    42,829,400   (34,703,900)    8,312,700

   Common stock issued to
    employee retirement
    plan                          347,600     3,500        -       -         -      -       442,000             -       445,500
   Convertible debentures
    converted to common
    stock                       2,441,400    24,400        -       -         -      -     3,125,600             -     3,150,000
   Series B and Series C
    preferred stock
    converted to common stock      12,600       100        -       -      (252)     -          (100)            -             -
   Sale of common stock            22,200       200        -       -         -      -        19,800             -        20,000
   Common stock bonus issued        7,500       100        -       -         -      -         7,400             -         7,500
   Common stock warrants
    issued                              -         -  118,000       -         -      -             -             -             -
   Common stock warrants
    expired                             -         -  (17,200)      -         -      -             -             -             -
   Net loss                             -         -        -       -         -      -             -   (14,875,600)  (14,875,600)
-------------------------------------------------------------------------------------------------------------------------------
Balance at September 28, 1997  21,541,300   215,400  340,000       -    13,759    100    46,424,100   (49,579,500)   (2,939,900)

   Common stock issued to
    employee retirement
    plan                          333,300     3,400        -       -         -      -       496,600             -       500,000
   Convertible debentures
    converted to common
    stock                         100,000     1,000        -       -         -      -       249,000             -       250,000
   Series B and Series C
    preferred stock
    converted
    to common stock               140,900     1,400        -       -    (2,829)     -        (1,400)            -             -
   Common stock issued to
    retire liabilities            487,800     4,900        -       -         -      -       753,200             -       758,100
   Sale of common stock and
    common stock units          2,091,700    20,900        -       -         -      -     3,712,900             -     3,733,800
   Stock options exercised          8,200       100        -       -         -      -          (100)            -             -
   Common stock warrants
    issued                              -         -  116,200       -         -      -       303,900             -       303,900
   Common stock warrants
    exercised                      294,200    2,900 (294,200)      -         -      -       274,100             -       277,000
   Series D preferred units
    sold                                                   -       -    37,750    400     3,283,700             -     3,284,100
   Series D preferred units
    converted                    3,460,300   34,600        -       -   (33,350)  (350)      (34,250)            -             -
   Preferred stock of
    dissolved subsidiary                 -        -        -       -         -      -       118,500             -       118,500
   Capital contributed by ATPL           -        -        -       -         -      -       305,000             -       305,000
   Net loss                              -        -        -       -         -      -             -    (4,243,500)   (4,243,500)
-------------------------------------------------------------------------------------------------------------------------------
Balance at September 27, 1998   28,457,700 $284,600  162,000    $  -    15,330  $ 150  $ 55,885,250  $(53,823,000) $  2,347,000
===============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Cash Flows

                                                                                   Fiscal Year Ended

                                                             September 27,      September 28,      September 29,
                                                                      1998               1997               1996

Cash flows from operating activities:
  Cash received from customers                                $  8,786,100       $ 15,479,400       $ 11,388,300
  Cash paid to suppliers and employees                         (12,753,600)       (18,342,500)       (19,008,200)
  Interest received                                                 12,500             39,300            108,300
  Interest paid                                                   (116,200)          (443,600)          (469,800)
  Income taxes paid                                                 (2,600)            (2,600)            (1,800)
     Net cash used in operating activities                    $ (4,073,800)      $ (3,270,000)      $ (7,983,200)
Cash flows from investing activities:
  Capital facilities and equipment expenditure                    (390,800)        (1,113,400)        (8,525,200)
  Proceeds from refund on equipment purchase                             -            324,500                  -
  Proceeds from sale of equipment                                  149,700          1,051,900                  -
     Net cash provided by (used in) investing activities          (241,100)           263,000         (8,525,200)
Cash flows from financing activities:
  Principal payments under notes payable and
    capital lease obligations                                   (2,336,900)          (253,300)          (217,100)
  Proceeds from issuance of long-term debt                               -                  -          3,013,200
  Proceeds from issuance of convertible
    subordinate debentures                                               -                  -         10,293,000
  Minority interest in subsidiaries                                      -          2,918,100            500,000
  Proceeds from issuance of common and
    preferred stock and common stock warrants                    5,063,100             27,500            506,200
  Proceeds from stock sale by bank                                 954,800                  -                  -
  Contributed capital by ATPL                                      305,000                  -                  -
     Net cash provided by financing activities                   3,986,000          2,692,300         14,095,300

Net decrease in cash and cash equivalents                         (328,900)          (314,700)        (2,413,100)
Cash and cash equivalents at beginning of year                   1,639,300          1,954,000          4,367,100

Cash and cash equivalents at end of year                      $  1,310,400       $  1,639,300       $  1,954,000

Reconciliation of net loss to net cash used in
 operating activities:
  Net loss                                                    $ (4,243,500)      $(14,875,600)      $(15,914,700)
  Adjustments to reconcile net loss to net cash
      used in operating activities:
      Depreciation and amortization                           $  1,546,700       $  2,994,500       $  2,268,100
      Minority interest in loss of subsidiary                     (365,200)                 -                  -
      (Gain) loss on sale of capital facilities
         and equipment                                            (309,700)         5,873,400                  -
      Extraordinary gain                                        (1,146,100)                 -                  -
      Common stock issued to employee
         retirement plan                                           500,000            445,500            687,400
      Stock issued to pay operating expenses                      (261,700)                 -                  -
      Noncash interest expense related to
         convertible debentures                                          -                  -          4,396,700
      (Increase) decrease in accounts receivable                  (528,400)         1,786,200           (635,900)
      (Increase) decrease in inventory                           1,044,600          1,809,400         (1,455,800)
      (Increase) decrease in other current assets                  989,400           (899,300)           (42,100)
      (Increase) decrease in other assets                           (1,700)           151,000           (155,200)
      (Decrease) increase in accounts payable
         and accrued expenses                                   (1,454,500)         1,921,600          1,159,900
      Increase (decrease) in deferred revenue                      (56,100)        (2,276,500)         1,017,600
      Increase (decrease) in accrued rent                                -           (458,300)           458,300
      Increase in royalties accrued - affiliated
        company                                                    212,400            258,100            232,500
            Total adjustments                                      169,700         11,605,600          7,931,500
            Net cash used in operating activities             $ (4,073,800)      $ (3,270,000)      $ (7,983,200)

Noncash investing and financing activities:
  Capitalized lease obligations                               $    170,000       $          -       $      3,200
  Conversion of debentures to common stock                    $    250,000       $  3,150,000       $ 10,450,000
  Exchange of subsidiary stock                                $  1,564,900
  Paid in capital from dissolution of subsidiary              $    118,500
  Common stock issued to pay bank debt                        $    500,000       $          -       $          -
  Conversion of preferred to common stock                     $     34,600       $          -       $          -

See accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies

CONSOLIDATION

The consolidated financial statements include the accounts of Irvine Sensors Corporation (the Company) and its subsidiaries, Novalog, Inc. ("Novalog"), MicroSensors, Inc. ("MSI"), 3D Microelectronics, Inc., 3D MicroSystems, Inc., and Imagek, Inc. ("Imagek"). Carson Alexiou Corporation ("CAC"), a former subsidiary of the Company was dissolved in the current fiscal year. All significant intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Sunday nearest September 30. Fiscal 1998 (52 weeks) ended on September 27, 1998, fiscal 1997 (52 weeks) ended on September 28, 1997, and fiscal 1996 (52 weeks) ended on September 29, 1996.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company believes its estimates of inventory reserves and estimated costs to complete on contracts to be the most sensitive estimates impacting financial position and results of operations in the near term.

REVENUES

The Company's revenues were derived from shipments of functional memory stacks, shipments of the SIRComm(TM) infrared chip and the development and manufacture of prototype and sample products for its customers. The Company continues to contract to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company's R&D contracts are usually cost plus fixed fee (best effort) or fixed price and revenues are recognized as costs are incurred and include applicable fees or profits primarily in the proportion that costs incurred bear to estimated final costs. Production orders for memory stacks and SIRComm chips are generally priced in accordance with the Company's established price list. The Novalog, MicroSensors and Imagek subsidiaries are product-oriented companies with sales primarily to OEM manufacturers and revenues are recorded when products are shipped.

The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified. Unbilled accounts receivable are stated at estimated realizable value.

United States government contract costs, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Indirect contract costs have been agreed upon through fiscal 1996. Contract revenues have been recorded in amounts which are expected to be realized upon final settlement.

Other revenues in fiscal 1998 were derived from the sale of intellectual property to ATPL. (See Note 7 - Related Party Transactions.)

Other revenues in fiscal 1996 were derived from a licensing agreement with Unitrode to transfer technology required to produce the Company's SIRCommchip. (See Note 14 - Technology Licenses.)

RESEARCH AND DEVELOPMENT COSTS

A major portion of the Company's operations is comprised of customer-funded research and prototype development or related activities. The Company also incurs costs in research and development of new concepts in proprietary products; such costs are charged to expense as incurred.

INVENTORY

Inventory is valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) basis. Inventories are reviewed quarterly to determine saleability and obsolescence. A reserve is established for slow moving and obsolete items.

EQUIPMENT, FURNITURE AND FIXTURES

The Company capitalizes costs of additions to equipment, furniture and fixtures, together with major renewals and betterments. In addition, the Company capitalizes overhead for all in-house capital projects. Maintenance, repairs, and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Depreciation of equipment, furniture and fixtures is provided over the estimated useful lives of the assets, primarily using the straight-line method. The useful lives are three to seven years. Leasehold improvements are amortized over the terms of the leases.

INCOME TAXES

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

BASIC AND DILUTED NET LOSS PER SHARE

Net loss per share is calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which supersedes APB Opinion No. 15, "Earnings per Share." Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that options, warrants, and convertible preferred stock are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NOT YET ADOPTED

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130, which is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The implementation of SFAS No. 130 is not expected to have a material effect on the Company's results of operations.

In June 1997,the FASBissued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131, which is effective for fiscal years beginning after December 15, 1997 and requires restatements of earlier periods presented, established standards for the way that a public enterprise reports information about key revenue-producing segments in the annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The implementation of SFAS No. 131 is not expected to have a material effect on the Company's current reporting.

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

CONCENTRATION OF CREDIT RISK

The Company has cash deposits at U.S. banks and financial institutions, which exceed federally insured limits at September 27, 1998. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution; however, the Company does not anticipate non-performance.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which establishes financial accounting and reporting standards for stock-based employee compensation. Under SFAS No. 123, companies are encouraged, but not required, to adopt a method of accounting for stock compensation awards based upon the estimated fair value at the date the options/awards are granted as determined through the use of a pricing model (the "Fair Value Method"). Companies continuing to account for such awards in accordance with the existing guidance of Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees" (APB 25), have to disclose in the notes to their financial statements the pro forma impact on net income and net income per share had they utilized the Fair Value Method. This statement became effective for the Company in fiscal year 1997. The Company continues to account for stock compensation awards in accordance with APB 25, with the appropriate footnote disclosure required under SFAS 123.

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

Note 2 - Issuance of Common Stock and Preferred Stock

During fiscal 1996, the Company issued 257,100 shares of common stock to seven employees, two of whom are officers and one officer-director, and three non-employee directors upon exercise of options granted under the Company's Stock Option Plans. Net proceeds of $211,700 were added to the Company's general funds.

In conjunction with a fiscal 1995 private financing of $2.25 million of 8 percent convertible subordinated debentures (the "1995 Debentures"), the Company issued an additional $500,000 of 1995 Debentures in October 1995 (fiscal 1996) to institutional investors in Europe. The gross proceeds less expenses were added to the Company's general funds. During fiscal 1996, the Company, at the request of bondholders, converted the entire $2.75 million of outstanding 1995 Debentures at varying rates into 509,400 shares of the Company's common stock, which were subsequently registered and may be traded without restrictions.

In a private financing during February and March 1996, the Company issued $11.1 million of 8 percent convertible subordinated debentures due in 1998 (the "1996 Debentures") to institutional and private investors in Canada and Europe. The 1996 Debentures were convertible into shares of common stock at varying rates which were contingent upon the closing bid prices of the common stock. The Company had the right to demand conversion of the 1996 Debentures at any time after March 1997. Interest was payable semiannually on January 31 and July 31 of each year. The gross proceeds less expenses were added to the Company's general funds.

During fiscal 1997, the Company, at the request of bondholders, converted $3,150,000 of the outstanding 1996 Debentures at varying rates into 2,441,400 shares of the Company's common stock. With this conversion, all but $250,000 of the original issue of $11.1 million of the 1996 Debentures was retired. In May 1996, the Company had registered the resale of 2,997,000 shares of common stock which the Company then believed would be sufficient to cover the conversion of the entire $11.1 million series of 1996 Debentures and related warrants, which had been issued in February and March 1996. However, due to the decline in the price of the Company's common stock, the number of shares issued upon conversion of all the Debentures, exceeded the number of shares previously registered. In January 1998 the Company filed a registration statement which included the resale of 1,114,810 unregistered shares issued upon conversion of the 1996 Debentures. This registration was declared effective by the Securities and Exchange Commission in April 1998.

In January 1998, the Board of Directors authorized a contribution to the Employee Stock Bonus Plan (the Company's ERISA-qualified Employee Retirement
Plan). The amount represents an annual contribution for fiscal year 1998 and was made in 333,334 shares of the Company's common stock, which have been issued to the Plan.

In fiscal 1998, the Company forced conversion of the remaining $250,000 of outstanding 8 percent Convertible Subordinated Debentures into 100,000 shares of the Company's common stock. The common shares underlying the convertible debentures were included in the Company's January 1998 registration statement.

The Company began the sale of Series D Convertible Preferred Stock Units in a private placement to certain accredited investors in December 1997 and continued to accept subscriptions thereto through January 2, 1998, at which time, the Company sold an additional 24,750 Units. The Company issued an aggregate of 37,750 Units at a price of $100.00 per Unit and the net proceeds of $3,284,100 from the sale of these securities were added to the Company's general funds.

The Series D Convertible Preferred Stock Units consist of one share of Convertible Preferred Stock, plus one five-year Warrant to purchase one share of common stock of Novalog, Inc., a subsidiary of the Company, and one five-year Warrant to purchase one share of common stock of Microsensors Inc., a wholly-owned subsidiary of the Company. Each share of Convertible Preferred Stock is convertible into common stock of the Company at the rate of 100 shares of Common for each share of Preferred D, subject to adjustment for stock splits, reverse stock splits and other similar recapitalization events. The Preferred D shares have no voting rights, except as required by law, and bear no dividends. (See
Note 17 for calculation of beneficial conversion and imputed dividend resulting from issuance of Series D Convertible Preferred Stock.) The common shares underlying the Preferred D shares were included in the April 1998 registration statement. In connection with this private placement of 37,750 units, the Company granted to the placement agent a warrant to purchase up to 3,775 units of Series D Convertible Preferred Stock units at a price of $110 per unit which was 110 percent of the private placement price of the Units. The warrant is exercisable during the period beginning the earlier of one year from January 2, 1998 or the date of registration and expiring on January 2, 2003. Warrants to purchase 500 units were exercised in May 1998 and the proceeds of $55,000 were added to the Company's general funds.

As of September 27, 1998, at the request of the holders thereof, a total of 33,350 shares of Series D Convertible Preferred Stock have been converted into 3,460,300 shares of common stock.

In January 1998, the Company sold 125,000 Common Stock Units to investors in a private placement. Each Common Stock Unit consists of one share of common stock of the Company, plus one five-year Warrant to purchase one share of common stock of Novalog, Inc., a subsidiary of the Company, and one five-year Warrant to purchase one share of common stock of Microsensors, Inc., a wholly-owned subsidiary of the Company. The proceeds of $125,000 from these transactions were added to the Company's general funds.

In January 1998, a warrant holder exercised outstanding warrants to purchase 222,000 shares of common stock at a price of $1.00 per share. The proceeds from this warrant exercise have been added to the Company's general funds.

In fiscal 1998, distribution of vested benefits was made from the Company's Employee Retirement Plan to former employees. Subsequently, 1,819 shares of Series B and 1,010 shares of Series C Convertible Preferred stock were surrendered for conversion into 140,900 shares of common stock. The converted Preferred shares have been retired.

In April 1998, the Company issued, in a private placement to accredited investors, 700,000 unregistered shares of the Company's common stock. The net proceeds of $980,000 from this private placement have been added to the Company's general funds.

In August 1998, holders of 1,128,000 shares of common stock of Novalog exercised warrants to exchange these shares for 905,000 unregistered shares of common stock of the Company resulting in an increase of $1,564,900 in total shareholder's equity and a corresponding decrease in minority interest in consolidated subsidiary.

In connection with settlement of bank debt, the Company issued 550,000 unregistered shares of common stock in December 1997. (See Note 9 - Notes Payable.)

Note 3 - Common Stock Warrants

In July 1992, the Company consummated a public offering of 750,000 shares of common stock and granted the Underwriter an option to purchase up to 112,500 additional shares of common stock to cover over-allotments. In connection with this offering, the Company granted to the Underwriter warrants to purchase up to 75,000 shares of common stock at a price of $5.10 per share, which was 120 percent of the initial public offering price of the shares. The warrants were exercisable during the four-year period beginning July 9, 1993, and expiring July 8, 1997. During fiscal 1995, 57,800 of these warrants were exercised. The remaining 17,200 were not exercised and expired on July 8, 1997.

In July 1993, the Company granted warrants to a consultant to purchase 30,000 unregistered shares of common stock at $8.875 per share, in connection with services rendered. The shares underlying these warrants were registered in fiscal 1995 and the price reduced to $4.50 per share. The warrants were exercised in fiscal 1996.

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

In connection with the sale of $11.1 million of the 1996 Debentures in February and March 1996, the Company granted warrants to the foreign investment banker to purchase up to 222,000 shares of common stock at a price to be determined based on the average conversion prices of the 1996 Debentures. The warrants were exercised in fiscal 1998.

In fiscal 1997 the Company granted warrants, the value of which it believes to be not material, to four consultants in varying amounts to purchase up to 118,000 shares of unregistered common stock at prices ranging from $0.9375 to $1.50.

In fiscal 1998 the Company granted warrants, the value of which it believes to be not material, to five former employees in varying amounts to purchase up to 44,000 shares of unregistered common stock at a price of $1.00.

As of September 27, 1998, there are a total of 162,000 warrants outstanding of which 89,000 expire in the year 2000 and 73,000 expire in the year 2002.

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

                           Preferred Stock     Common
                         Series B   Series C    Stock
------------------------------------------------------
Distribution dates:
Fiscal 1996                   522        480    50,100
Fiscal 1997                    48        204    12,600
Fiscal 1998                 1,819      1,010   140,900
                            2,389      1,694   203,600
======================================================

The shares of Preferred Series B and Series C tendered for conversion have been retired.
Undeclared dividends of $94,000 and $95,100 on the remaining outstanding Preferred Series B and Series C, respectively, will be carried forward to fiscal 1999.

Note 5 - Preferred Stock of Consolidated Subsidiary

The preferred stock outstanding represents an ownership interest in Carson Alexion Corporation ("CAC"), a former subsidiary of the Company, by former employees and an Employee Stock Bonus Plan which CAC had formed. The preferred stock had a $100 par value and there were 1,400 shares authorized and 1,185 shares issued and outstanding at September 28, 1997. There were no conversion rights or liquidation preferences of this preferred stock which extended to the common stock of the Company. CAC has been inactive since 1985 and in August 1998, CAC was dissolved by the Massachusetts Commissioner of Corporations. The outstanding preferred shares were retired and the outstanding balance was added to the paid-in capital.

Note 6 - Convertible Subordinated Debentures

In July, August and October 1995, the Company issued in a private financing $2.75 million of 8 percent convertible subordinated debentures (the "1995 Debentures") due in 1997 to institutional and private investors in Canada and Europe. The 1995 Debentures were convertible into shares of common stock at $6.50 per share, subject to adjustment under certain conditions. The Company had the right to demand conversion of the 1995 Debentures at any time after July 31, 1996. Interest was payable semi-annually on January 31 and July 31 of each year. The 1995 Debentures were subordinated to prior payment of bank indebtedness of the Company. The gross proceeds less expenses were added to the Company's general funds. The Company registered the shares underlying the 1995 Debentures and in fiscal 1996 the 1995 Debentures were converted into 509,400 shares of the Company's common stock. (See Note 2.)

In a private financing during February and March 1996, the Company issued $11.1 million of 8 percent convertible subordinated debentures due in 1998 (the "1996 Debentures") to institutional and private investors in Canada and Europe. The 1996 Debentures were convertible into shares of common stock at varying rates which were contingent upon the closing bid prices of the common stock. The Company had the right to demand conversion of the 1996 Debentures at any time after March 1997. Interest was payable semiannually on January 31 and July 31 of each year. The 1996 Debentures were subordinated to prior payment of bank indebtedness of the Company. The gross proceeds less expenses were added to the Company's general funds. (See Note 2).

The Company originally accounted for its convertible debentures in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." However, the Securities and Exchange Commission (SEC) staff has indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid-in capital. In November 1997, the Company was advised that past issuers of such securities had restated prior financial statements to comport with the SEC view. In conformance therewith, the Company recognized noncash interest expense of $4,396,700 with a like amount added to paid-in capital in the second quarter of fiscal 1996. Because of the offsetting nature of these entries, there was no effect on Shareholders' equity.

During fiscal 1997, the Company, at the request of bondholders, converted $3,150,000 of the outstanding 1996 Debentures at varying rates into 2,441,400 shares of the Company's common stock. With this conversion, all but $250,000 of the original issue of $11.1 million of the 1996 Debentures was retired. In fiscal 1998, the Company forced the conversion of these remaining 1996 Debentures into 100,000 shares of common stock. In May 1996, the Company had registered the resale of 2,997,000 shares of common stock which the Company then believed would be sufficient to cover the conversion of the entire $11.1 million series of 1996 Debentures and related warrants, which had been issued in February and March 1996. However, due to the decline in the price of the Company's common stock, the number of shares issued upon conversion of all the Debentures, exceeded the number of shares previously registered. In January 1998 the Company filed a registration statement which included the resale of 1,114,810 unregistered shares issued upon conversion of the 1996 Debentures. This registration was declared effective by the Securities and Exchange Commission in April 1998.

Note 7 - Related Party Transactions

In April 1980, the Company entered into an agreement with R & D Leasing Ltd. ("RDL"), a limited partnership in which the Company's Chairman of the Board and a Senior Vice-President are general partners with beneficial interests, to develop certain processes and technology related to chip stacking. The Company has exclusively licensed this technology from RDL. The Company's exclusive rights to the technology extend to all uses, both government and commercial. Since entering into the licensing agreement, the Company has accrued royalty obligations to RDL at the rate of 3.5% of all Company sales of chip stacks using the licensed technology. In addition, RDL is entitled to receive an amount equal to 7% of all royalties earned by the Company from sales of any such products by the Company's sublicensees, although to date, no such sublicensee royalty income has been earned. In October 1989, RDL agreed to defer its royalty claims and subordinate them with respect to all other creditors in exchange for options to purchase up to 1,000,000 shares of the Company's Common Stock, which are exercisable by applying the deferred royalties to the purchase. The 1,000,000 options are exercisable at $1.00 until October 1999. If RDL exercises its option in whole or in part, title to RDL's technology would transfer to the Company and all further royalty obligations would cease. If the option expires unexercised, the subordination provisions would terminate and the accrued royalties would be due and payable in the same manner as any other corporate obligation. As of September 27, 1998, the Company had accrued $826,200 in deferred royalties pursuant to this agreement. Due to the RDL subordination, royalties accrued, but none were paid by the Company during fiscal years 1998, 1997 and 1996.

The company has entered into an Assignment of Patent and Intellectual Rights (the "Assignment") with F.L. Eide ("Eide"), a Vice-President of the Company. As part of his employment agreement, Eide has assigned to the Company all rights and interests to five (5) U.S. Provisional Patent applications owned by him.In consideration for this Assignment, Eide will receive a 1 percent royalty on the gross sales revenues of any products incorporating elements of the assigned technology for the lifetime of any patents resulting from the Provisional Patent Applications. This Assignment was executed in February 1998.

The Company entered into a sale and licensing of intellectual property rights related to the Company's Electronic Film System(TM) ("EFS(TM)") to Advanced Technology Products, LLC ("ATPL"), which funded early development of this technology and for which the Company's Chief Technical Officer, John C. Carson, serves as Managing Member. Imagek is the successor to the royalty obligations under this license. In September 1998, an agreement was consummated with ATPL under which the royalty obligation was reduced in consideration of the issuance of 1,221,875 shares of Imagek common stock.

Note 8 - Composition of Certain Financial Statement Captions

                                September 27,     September 28,
                                         1998              1997
---------------------------------------------------------------
Accounts receivable:
U.S. government                    $1,235,300        $1,145,100
Other customers                       540,800            92,600
                                   $1,776,100        $1,237,700
===============================================================

Accounts receivable includes unbilled amounts of $886,200 and $600,900 at September 27, 1998, and September 28, 1997, respectively. Unbilled amounts represent contract revenues for which billings have not been presented to customers at year-end. These amounts are billed in accordance with applicable contract terms, usually within 30 days. Accounts receivable also includes billed retention of $73,900 and $28,700 at September 27, 1998, and September 28, 1997, respectively. These amounts are normally collected upon final audit of costs by the U.S. government.

                     September 27,   September 28,
                              1998            1997
--------------------------------------------------
Inventory:
Raw materials           $        0      $  185,400
Work in process          1,435,400       2,382,900
Finished goods              97,300           9,000
                        $1,532,700      $2,577,300
==================================================

Title to all inventories remains with the Company. Inventoried materials and costs relate to work in process on customers' orders and on the Company's generic module parts and memory stacks which the Company anticipates it will sell to customers including potential R&D contracts. Work in process includes amounts which may be sold as products or under contracts. Such inventoried costs are stated generally at the total of the direct production costs including overhead. Inventory valuations do not include general and administrative expenses. Inventories are reviewed quarterly to determine salability and obsolescence. A reserve is established for slow moving and obsolete items.

                                        September 27,   September 28,
                                                 1998            1997
---------------------------------------------------------------------
Equipment, furniture and fixtures:
  Engineering and production
    equipment                              $7,553,700      $7,252,200
  Furniture and fixtures                      409,500         330,700
  Computer software programs                  741,100         598,100
  Leasehold improvements                      777,000         765,400
---------------------------------------------------------------------
                                            9,481,300       8,946,400
Less accumulated depreciation
   and amortization                         7,257,300       6,170,600
                                           $2,224,000      $2,775,800
=====================================================================

                                         September 27,   September 28,
                                                  1998            1997
----------------------------------------------------------------------
Accrued expenses:
  Salaries and wages                          $211,000      $  267,800
  Vacation                                     235,700         217,700
  Payroll taxes                                 14,700          58,300
  Accounting fees                               50,000          47,600
  Other accrued expenses                       111,000          93,300
                                              $622,400      $  684,700
======================================================================

Note 9 - Notes Payable

Current and long-term debt consists of the following:

                                         September 27,   September 28,
                                                  1998            1997
----------------------------------------------------------------------
Note payable to bank bearing
  interest at prime (8.5 percent
  at September 28, 1997) plus
  1.5 percent due in monthly
  installments of $63,400
  beginning May 1997                          $      -      $2,819,200
Capitalized lease
  obligations maturing at
  various dates through 2000                   160,300           8,000
Less current portion                            52,800       2,234,000
                                              $107,500      $  593,200
======================================================================

In December 1997, the Company executed a Forbearance Agreement with its lending bank whereby the Company agreed to accelerate repayment of the Note Payable to the bank. The current portion of the debt was reduced by $1,026,900 which was received from the sale of the assets in October 1997. The Company also agreed, among other requirements, to reduce the principal balance by payments of $250,000 in each of the calendar quarters ending December 1997 and March 1998 and thereafter to reduce the remaining balance by a minimum of $200,000 quarterly. Execution of the Forbearance Agreement also resulted in a waiver of the Company's then financial covenant defaults and an amendment to the loan agreement eliminating such financial covenants on a prospective basis. In connection therewith, the Company pledged as collateral one million shares of Novalog, Inc. common stock held by the Company. The Company also paid down $500,000 of the Note with 550,000 shares of its stock and under the terms of the agreement, dependent on the market price of the shares when sold, the Company would receive a refund if the proceeds from the sale exceeded $500,000. Subsequently, the Company was informed by the bank that it sold the 550,000 shares and that the proceeds exceeded $500,000. After applying the proceeds to the then remaining balance of the note the bank, through September 27, 1998, remitted $772,000 to the Company and advised the Company that additional proceeds of $183,000 were to be remitted to the Company. These additional funds have subsequently been received by the Company. The Company recorded the proceeds that exceeded $500,000 as paid-in capital.

Note 10 - Income Taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

The tax effects of significant items comprising the Company's deferred tax calculation as of September 27, 1998 and September 28, 1997 are as follows:

                                                         1998            1997
                                                 ------------    ------------
  Current deferred tax assets:
    Reserves not currently deductible            $  1,057,000    $    709,700
    Operating loss carrayforwards                           -         994,400

  Long-term deferred tax assets:
    Operating loss carryforwards                   16,763,000      15,909,200
    Tax credit carryforwards                          541,000         449,900
    Capital loss carryforwards                              -           8,500
    Valuation allowance                           (18,361,000)    (18,026,700)

  Net deferred tax asset                         $          -    $          -
=============================================================================

The differences between the Company's effective income tax rate and the statutory U.S. federal income tax rate for the fiscal years September 27, 1998, and September 28, 1997, respectively, are as follows:

The total valuation allowance changed $334,000 from September 28, 1997, to September 27, 1998.

The provisions for income taxes for the fiscal years ended September 27, 1998, September 28, 1997, and September 29, 1996, consist of provisions for state income taxes of $2,600, $2,600 and $1,800, respectively. No provisions for federal income taxes have been made in these fiscal years due to the net operating losses.

At September 27, 1998, the Company had net operating loss carryforwards of approximately $46,223,000 for financial reporting and federal income tax purposes expiring in varying amounts from fiscal year 1999 through fiscal year 2013, and $11,844,000 for California tax purposes expiring in varying amounts from fiscal year 1999 through fiscal year 2003, available to offset future federal and California taxable income. In addition, as of September 27, 1998, the Company had investment tax credits and qualified research credits of $286,000 and $255,000, respectively, expiring in varying amounts through fiscal year 2009 and available to offset future federal and California taxes. The ability of the Company to utilize the net operating loss and credit carryforwards may be restricted by certain provisions of the Internal Revenue Code.

Note 11 - Operating Leases

The Company leases certain facilities and equipment under cancelable and noncancelable lease obligations. Total rental expense for operating leases amounted to $559,000, $1,685,200 and $1,633,500 for the fiscal years ended September 27, 1998, September 28, 1997, and September 29, 1996, respectively. Minimum lease commitments existing at September 27, 1998, are approximately as follows:

Fiscal years ending:

  1999                        $  427,900
  2000                           397,100
  2001                           403,000
  2002                             1,300
----------------------------------------
Total minimum payments        $1,229,300
========================================

Note 12 - Stock Option Plans and Employee Retirement Plan

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan to replace 1981 Stock Option Plans, which had expired. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1992. Under the 1991 Plan, options to purchase an aggregate of 675,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options and the requirements for participation, exercise price and other terms are similar to the 1981 Plans. As of September 27, 1998, options to purchase 259,800 shares at prices ranging from $1.4375 (40,000 shares) to $7.75 (8,300 shares) were outstanding under the 1991 Plan, of which 46,800 were exercisable at September 27, 1998.

In January 1995, the Board of Directors adopted the 1995 Stock Option Plan to replace the 1991 Plan, which was fully subscribed at the time. The 1995 Plan was approved by shareholders at the Company's Annual Meeting in February 1995. Under the 1995 Plan, options to purchase an aggregate of 700,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. In August 1997, the Board of Directors authorized an increase in the number of options to an aggregate of 1,650,000 shares, and this increase was ratified by shareholders at the Company's Annual Meeting in February 1998. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and requirements for participation, exercise price and other terms are similar to the 1991 Plan. As of September 27, 1998, options to purchase 1,641,000 shares at prices ranging from $0.98 (580,000 shares) to $6.50 (10,000 shares) were outstanding under the 1995 Plan, of which 372,800 were exercisable at September 27, 1998.

In November 1998, the Board of Directors approved a new plan, "The 1999 Stock Option Plan," subject to ratification by shareholders at the Company's Annual Meeting in February 1999. Under the 1999 Plan, options to purchase an aggregate of 1,000,000 shares of common stock may be granted to both key management employees and non-employee directors.

Stock option activity is summarized as follows:

                                           Option Price
                              Shares         Per Share
----------------------------------------------------------

1991 Plan:
----------
Options outstanding at
  October 1, 1995             571,300     1.3125 to $8.625
    Exercised                (314,100)      1.3125 to 4.09
    Cancelled                 (19,000)       4.09 to 8.625
    Expired                   (27,500)      1.3125 to 4.09
----------------------------------------------------------

Options outstanding at
  September 29, 1996          210,700        4.28 to 8.625
    Granted                   143,000     1.4375 to 2.3125
    Cancelled                 (76,500)      6.00 to 7.6875
    Expired                   (51,700)      4.28 to 8.6520
----------------------------------------------------------

Options outstanding at
  September 28, 1997          225,500       1.4375 to 7.75
    Granted                   120,000       1.50 to 2.4375
    Exercised                  (8,300)                0.98
    Cancelled                 (52,400)        1.50 to 7.50
    Expired                   (25,000)       7.125 to 7.75

Options outstanding at
  September 27, 1998          259,800        0.98 to $7.50
==========================================================

1995 Plan:
----------
Options outstanding at
  October 1, 1995             228,500        6.00 to $6.50
    Granted                   343,500       5.0625 to 8.50
    Cancelled                (128,000)        6.00 to 6.50
----------------------------------------------------------

Options outstanding at
  September 29, 1996          444,000       5.0625 to 8.50
    Granted                 1,053,000       0.98 to 2.3125
    Cancelled                (371,900)        1.00 to 8.50
----------------------------------------------------------

Options outstanding at
  September 28, 1997        1,125,100         0.98 to 6.50
    Granted                   581,500       1.00 to 2.8750
    Exercised                  (8,300)                0.98
    Cancelled                 (57,300)        1.00 to 6.25
----------------------------------------------------------

Options outstanding at
  September 27, 1998        1,641,000        0.98 to $6.50
==========================================================

A summary of outstanding options exercisable under both the 1991 and 1995 Stock Option Plans is shown below.

                                    Weighted average
   Range of          Number       remaining contractual      Weighted average       Number         Weighted average
exercise prices    outstanding        life (years)            exercise price      exercisable       exercise price
---------------    -----------    ---------------------      ----------------     -----------      ----------------
 $ .98 - 1.98       1,771,734               3                   $  1.30             333,088            $  1.15
  2.31 - 2.88          39,000               3                      2.62               4,333               2.31
  5.00 - 6.25          72,500               1                      6.08              47,998               6.08
  6.50 - 7.50          17,500               3                      1.56              17,500               6.93
                    ---------                                                       -------
                    1,900,734                                                       402,919

Pursuant to SFAS No. 123 "Accounting for Stock Based Compensation," the Company is required to disclose the effects on the net loss and per share data as if the Company had elected to use the fair value approach to account for all of its employee stock-based compensation plans. Had the compensation cost for the Company's Plans been determined using the fair value method, the compensation expense would have had the effects of increasing the Company's net loss for the years ended September 27, 1998, September 28, 1997, and September 29, 1996 to the pro forma amounts of $4,754,000, $15,041,000, and $16,255,700 respectively, with a corresponding pro forma loss per share of $0.19, $0.73, $0.96, respectively. These pro forma amounts were determined estimating the fair value of each option granted during fiscal 1996, fiscal 1997 and fiscal 1998 on its grant date, using the Black-Scholes option-pricing model. Assumptions of no dividend yield, a risk-free interest rate of 6 percent which approximates the Federal Reserve Board's rate for treasuries at the time granted, an expected life of three years, and volatility rates varying from 86.9 to 73.2 percent were applied to options granted during fiscal years 1998 and 1997, and 1996. The weighted average fair value at the grant date for the options granted during fiscal years 1998, 1997, and 1996 was $1.57, $0.75 and $3.47 per option, respectively.

In fiscal 1982, the Company established an Employee Retirement Plan, which is effective for fiscal year 1982 and thereafter. The plan provides for annual contributions to the Company's Stock Bonus Trust (SBT) to be determined by the Board of Directors and which will not exceed 15 percent of total payroll. At the discretion of the Trustee, the SBT will purchase common stock at fair market value or other interest-bearing securities or investments for the accounts of individual employees who will gain a vested interest of 20 percent in their accounts after three years of service, and 20 percent each year of service thereafter, until fully vested after seven years of service. That portion of cash or stock held in an employee's account and not vested at termination of employment will be redistributed in accordance with a prearranged formula. Management believes that the contributions made by the Company to the SBT, to the extent they relate to government cost-plus-fixed-fee contracts, will be reimbursable by the U.S. government. In fiscal years 1996, 1997 and 1998 the Company's contributions to the SBT were 172,900, 347,600 and 333,300 shares of common stock, respectively, which had estimated market values of $687,400, $445,500 and $500,000 respectively.

Note 13 - Revenues

In fiscal 1998, contracts with all branches of the U.S. government accounted for 27 percent of the Company's revenues, and a second-tier government contract with a prime government contractor accounted for 27 percent. The remaining 46 percent of the Company's revenues were derived from non-government sources. Of the 27 percent related to the U.S. government agencies, the U.S. Army, the U.S. Air Force and the U.S. Navy accounted for 24 percent, 12 percent and 8 percent, respectively, with the remaining revenue of 56 percent being widely diversified among several other governmental agencies.

Of the 46 percent applicable to non-governmental sources, three (3) customers accounted for 35 percent, 14 percent and 7 percent, respectively, of the total commercial revenues.

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

As part of the process to terminate the agreement with IBM, the Company disposed of the equipment acquired from IBM in April 1996 and other fixed assets purchased and/or constructed at the IBM facility. These assets with a net book value of $6,925,300 were sold for proceeds of $1,051,900, resulting in a loss on the disposal of $5,873,400. At September 28, 1997, $1,026,900 of those proceeds was still receivable and is included in Other current assets on the balance sheet. During October 1997, these proceeds were received by the Company's lender and applied against the principal of the Company's long-term debt. (See Note 9).

In December 1997, the Company made a $490,000 cash payment to extinguish its remaining obligations under a Settlement Agreement. Accordingly, the Company recorded an extraordinary gain of $1,146,100 on the extinguishment of debt and reduced accounts payable by the corresponding amounts.

Note 17 - Earnings Per Share

As the Company had a net loss from continuing operations for 1998, 1997 and 1996, basic and diluted net loss per share are the same.

Net loss applicable to common stockholders includes $465,300 for the non-cash imputed dividend related to the beneficial conversion feature on 24,750 Units of the Series D Convertible Preferred stock. (See Note 2). The beneficial conversion feature is computed as the difference between the quoted market price of a share of common stock on date of issue and the conversion price times all shares of preferred stock sold and under option. The imputed dividends are a non-cash, one-time charge based on the immediate conversion feature.

Basic and diluted net loss per common share for 1998, 1997 and 1996 were calculated as follows:

                                  1998            1997            1996
----------------------------------------------------------------------

Net loss                   $(4,243,500)   $(14,875,600)   $(15,914,700)
Preferred Stock
  cumulative dividend          (20,700)        (18,700)        (28,800)
Preferred Stock
  imputed dividend            (465,300)              -               -
Net loss available
  to Common stockholders    (4,729,500)    (14,894,300)    (15,943,500)
Basic and diluted
  net loss per share       $     (0.19)   $      (0.73)   $      (0.94)
Weighted average
  shares outstanding        24,597,700      20,475,100      16,874,300
======================================================================

Note 18 - Fourth Fiscal Quarter Adjustments

The Company's fiscal year end coincides with the Federal budgetary process providing additional clarification regarding the utility of the Company's inventory. Accordingly, management performs a comprehensive review of its inventory in the fourth quarter. Additionally, in the fourth quarter of fiscal 1998, the Company's analysis of organization and financing activities of the Company's Imagek subsidiary resulted in adjustments to the accounting for allocation of cash received and certain expenses. Also, subsequent to the close of the fiscal year, the Company completed a technical analysis of the transaction settling its bank debt, resulting in a determination to reclassify the proceeds therefrom as additional paid-in capital rather than gain from debt extinguishment. Significant adjustments made in the fourth quarter are summarized below. Certain of these adjustments will result in adjustments to previously released financial information for earlier quarters of fiscal 1998. The Company is in the process of evaluating these effects and expects to amend its reports for the affected periods.

Inventory write-offs and reserves                          $2,079,000
Reclassification of gain on debt extinguishment
  to additional paid-in capital                               954,800
Inventory costs charged to R&D expense                        795,000
Additional depreciation of equipment, furniture & fixtures 310,000 Reclassification of contract revenue from ATPL
  to additional paid-in capital                               305,000
                                                           ----------
Increase in Net Loss                                       $4,443,800
                                                           ==========

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
Irvine Sensors Corporation
Costa Mesa, California

We have audited the accompanying consolidated balance sheet of Irvine Sensors Corporation as of September 27, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Irvine Sensors Corporation as of September 27, 1998, and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                       GRANT THORNTON LLP

Irvine, California
January 6, 1999

                                 -------------

[LOGO OF PRICE WATERHOUSE LLP]

To the Board of Directors and Shareholders of Irvine Sensors Corporation

In our opinion, the consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity (deficit) and of cash flows as of and for each of the two years in the period ended September 28, 1997 present fairly, in all material respects, the financial position, results of operations and cash flows of Irvine Sensors Corporation and its subsidiaries as of and for each of the two years in the period ended September 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
PRICE WATERHOUSE LLP

Costa Mesa, California
December 16, 1997

Irvine Sensors Corporation
Corporate Information


Directors           James Alexiou/1,2/, Chairman of the Board, Irvine Sensors
                      Corporation
                    John C. Carson, Senior Vice-President, Irvine Sensors
                      Corporation
                    Joanne S. Carson, Secretary, Irvine Sensors Corporation
                    Marc Dumont/1/, Financial Advisor
                    James D. Evert/1/, President and CEO, Irvine Sensors
                      Corporation
                    Walter E. Garrigan/2/, Financial Advisor
                    General Frank P. Ragano/1/, Chairman and CEO of CMS, Inc., a
                      manufacturer of defense munitions
                    Vincent F. Sollitto Jr./2/, President and CEO of Photon
                      Dynamics Inc., a manufacturer of electronic capital equipment

                    /1/ Member of the Compensation Committee
                    /2/ Member of the Audit Committee

Officers            John C. Carson, Senior Vice-President
                    Joanne S. Carson, Secretary
                    Floyd K. Eide, Vice-President
                    James D. Evert, President and Chief Executive Officer
                    John J. Stuart, Jr., Senior Vice-President, Chief Financial
                      Officer and Treasurer

Executive Offices   Irvine Sensors Corporation, 3001 Redhill Avenue,
                    Building III,
                    Costa Mesa, California 92626

Counsel             Grover T. Wickersham, P.C., Wickersham Law Offices,
                    430 Cambridge Avenue, Suite 100, Palo Alto, California 94306

Independent         Grant Thornton LLP
Accountants         Irvine, California 92612

Transfer Agent      ChaseMellon Shareholder Services, 400 S. Hope St.,
                    4th Floor,
                    Los Angeles, California 90071
                    www.chasemellon.com

Stock Data          Nasdaq Listing: Common Stock - IRSN
                    Boston Stock Exchange Listing: Common Stock - ISC

Form 10-K           Shareholders may obtain without charge a copy of the
                    Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1998, as filed with the Securities and Exchange Commission, without exhibits thereto, and may obtain any exhibit thereto upon payment of a nominal copying charge, by writing to Joanne S. Carson, Secretary, Irvine
                    Sensors Corporation, 3001 Redhill Avenue, Costa Mesa,
                    California 92626.