Form 10-K, Exhibit 13
period 1999-10-03
IRVINE SENSORS CORP/DE/
filed 2000-01-03
CIK 357108

                                                                      EXHIBIT 13

Irvine Sensors Corporation
Financial Highlights


                                                Fiscal Year Ended

                                                October 3,   September 27,     September 28,     September 29,     October 1,
                                                      1999            1998              1997              1996           1995
                                              -------------------------------------------------------------------------------
Revenues                                      $ 11,100,200   $   9,314,500     $  13,693,200     $  12,024,200   $  8,041,400
                                              ===============================================================================

Loss from operations                          $ (9,785,700)  $  (5,798,200)    $ (14,809,200)    $ (11,154,700)  $ (3,071,500)
                                              ===============================================================================

Net Loss                                      $ (9,115,700)  $  (4,243,500)    $ (14,875,600)    $ (15,914,700)  $ (4,137,500)
                                              ===============================================================================

Basic and diluted net loss per common
     and common equivalent share              $      (0.29)  $       (0.19)    $       (0.73)    $       (0.94)  $      (0.28)
                                              ===============================================================================

Weighted average number of
     shares outstanding                         31,244,300      24,597,700        20,475,100        16,874,300     14,966,500
                                              ===============================================================================

Long-term debt                                $    433,200   $     933,700     $   1,207,000     $   3,165,600   $    201,200
                                              ===============================================================================

Convertible debt                              $          -   $           -     $     250,000     $   3,400,000   $  2,250,000
                                              ===============================================================================

Total assets                                  $ 10,510,350   $   7,064,700     $   9,449,300     $  21,742,200   $ 15,609,200
                                              ===============================================================================


Price Range of Common Stock

The following table sets forth the range of representative high and low bid prices of the Company's common stock in the over-the-counter market for the periods indicated, as furnished by The Nasdaq Stock Market. These prices represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions:


                                          Fiscal Year Ended

                               October 3, 1999       September 27, 1998

                                High         Low       High        Low

Common Stock Bid Prices
 First Quarter                $1 15/16    $1 31/32   $1  1/32   $1
 Second Quarter               $1 21/32    $1  5/16   $2 21/32   $2 19/32
 Third Quarter                $2          $1  7/16   $2  1/32   $2
 Fourth Quarter               $1 27/32    $1  7/32   $2 29/32   $1 11/32

On December 22, 1999, there were 885 stockholders of record and approximately 9,000 beneficial holders, based on information provided by the Company's transfer agent.

The Company has not paid cash dividends on any class of its stock since its incorporation; under Delaware law there are certain restrictions, which limit the Company's ability to pay cash dividends in the future.

Irvine Sensors Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

FISCAL YEAR ENDED OCTOBER 3, 1999 vs.
FISCAL YEAR ENDED SEPTEMBER 27, 1998

Consolidated revenues in fiscal 1999 of $11,100,200 increased by $1,785,700 or 19 percent compared to fiscal 1998. The primary reason for this increase is the increased sales realized by Novalog.

Cost of contract revenues of $3,163,200 was 78 percent of contract revenues, an improvement from the 86 percent figure of fiscal 1998. This improvement was primarily due to attempts made to reduce cost of operations during fiscal 1999. Cost of product sales was $5,197,600 or approximately 74 percent of product sales in fiscal 1999. By comparison, fiscal 1998 cost of product sales was 85 percent of product sales, reflecting final shutdown costs of the Vermont facility, which did not recur in fiscal 1999. Additionally, the Company realized better product margins due to the increase in sales volume.

General and administrative expenses of $6,997,100 increased by $3,506,700 or 100 percent in relation to fiscal 1998, largely as a result of the growth in the Company's consolidated subsidiaries. As a percentage of total revenues, general and administrative expenses were approximately 63 percent in fiscal 1999 compared to 37 percent in fiscal 1998, again reflecting the substantial fiscal 1999 increase in expenses of the Company's subsidiaries, two of which generated no revenues.

Research and Development increased to $5,528,000 in fiscal 1999, a growth of $1,399,600 or 34 percent in the year-to-year comparison. The growth was due to the product development expenses of the MicroSensors and Silicon Film consolidated subsidiaries. As a percentage of revenues, R&D accounted for approximately 49 percent in fiscal 1999 compared to approximately 44 percent in fiscal 1998, with the product development expenses of MicroSensors and Silicon Film accounting for the difference, without corresponding revenues.

The aggregate increase of $5,773,200 in fiscal 1999 of operating costs and expenses are the direct result of management's decision to further implement the Company's strategy to develop, market and sell commercial products through its subsidiaries.

Interest expense declined by $161,900 in fiscal 1999 due to final retirement of debt associated with the Vermont facility in fiscal 1998, which did not recur in fiscal 1999.

Interest income increased by $26,100 in fiscal 1999 due to the short-term investment of proceeds from the Company's equity offerings.

The consolidated net loss of $9,115,700 in fiscal 1999 was $4,872,200, or 115 percent greater than fiscal 1998. The increased net loss of the MicroSensors and Silicon Film subsidiaries accounted for over 88 percent of this increase.

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

Cost of contract revenues of $5,711,700 was 86 percent of contract revenues compared to 94 percent in fiscal 1997. Cost of product sales of $1,942,200 or 85 percent of product sales includes the final shutdown costs related to the Vermont facility. By comparison, in fiscal 1997 cost of product sales was 150 percent of product sales. Management is continuing to address the high product costs and believes that gross margins will improve as sales increase and the effect of implemented cost reductions is realized.

General and administrative expenses of $3,490,400 were decreased by $231,600 or 6 percent in relation to fiscal 1997. As a percentage of total revenues general and administrative expenses were 37 percent in fiscal 1998 compared to 27 percent in fiscal 1997. However, fiscal 1997 included revenues from the Vermont facility.

Research and development expenses increased by $2,511,800 or 155 percent in the year-to-year comparison. The growth was due to the product development expenses of the MicroSensors and Silicon Film consolidated subsidiaries. As a percentage of revenues R&D accounted for approximately 44 percent in fiscal 1998 compared to approximately 12 percent in fiscal 1997. The R&D expense in fiscal 1998 includes significant costs associated with Silicon Film's development of the electronic film product.

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

The net loss of $4,243,500 in fiscal 1998 was $10,632,100 or 71 percent less than fiscal 1997. The Vermont plant closing in fiscal 1997 accounted for $5,873,400 or 55 percent of this reduced loss.

Liquidity, Capital Resources and Impact of Changing Prices

At October 3, 1999, the Company had consolidated cash and cash equivalents of $981,100, which represents a decrease of $329,300 since September 27, 1998. The net cash used in operating activities was $7,704,000 during fiscal 1999. The primary use of cash was to fund the research and development and other operating expenses of its MicroSensors and Silicon Film subsidiaries.

The Company used $1,530,600 in investing activities during fiscal 1999. Cash used in investing activities primarily consisted of acquiring property, plant and equipment for $1,453,400. The Company also entered into capital lease agreements to acquire an additional $780,300 of equipment.

During fiscal 1999, the Company obtained net cash of $8,905,300 from financing activities. Cash provided by financing activities included $6,439,400 from the issuance of common and preferred stock and common stock warrants, and $2,661,100 from the sale of common and preferred stock in subsidiaries to minority interest shareholders. Net cash provided by equity and minority interest transactions was reduced by principal payments for capital leases payable of $195,200. Subsequent to year-end, the Company collected $600,000 for the sale of 444,444 additional shares of the Company's common stock.

As a result of equity financing in fiscal 1999, the further development activities of MicroSensors and Silicon Film were accomplished while limiting the net reduction of the Company's working capital to $1,241,150. The Company anticipates that the existing working capital and its projected operating results will meet its cash requirements for the immediate future.

Contracts with government agencies may be suspended or terminated by the government at any time, subject to certain conditions. Similar termination provisions are typically included in agreements with prime contractors. Since its inception, the Company has experienced such termination of its contracts on two occasions. There is no assurance the Company will not experience suspensions or terminations in the future. Such termination, if material, could cause a disruption of the Company's revenue stream and could result in employee layoffs.

At October 3, 1999, the Company's funded backlog was approximately $3,928,900 compared to $ 1,897,800 at September 27, 1998. In addition, existing contracts include a large amount of unfunded backlog, which typically is funded when the previously funded amounts have been expended. Subsequent to fiscal year end the total backlog was $3,041,600 as of December 15, 1999.

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

Irvine Sensors Corporation
Consolidated Balance Sheets

                                                                     October 3,         September 27,
                                                                           1999                  1998
                                                                  -----------------------------------
Assets
Current Assets:
  Cash and cash equivalents                                       $    981,100           $  1,310,400
  Accounts receivable, net of allowances
   of $36,700 in 1999 and $10,000 in 1998                            2,401,500              1,766,100
  Stock subscriptions receivable                                       600,000                      -
  Inventory                                                          2,219,800              1,532,700
  Other current assets                                                 438,450                193,500
                                                                  -----------------------------------
    Total current assets                                             6,640,850              4,802,700

Equipment, furniture and fixtures, net                               3,546,900              2,224,000
Goodwill                                                               171,600                      -
Other assets                                                           151,000                 38,000
                                                                  -----------------------------------

                                                                  $ 10,510,350           $  7,064,700
                                                                  ===================================
Liabilities and Shareholders' Equity

Current Liabilities:
  Accounts payable                                                $  3,310,800           $  1,570,800
  Accrued expenses                                                     752,600                622,400
  Deferred revenues                                                          -                 50,000
  Deferred and subordinated royalties payable -                      1,000,000                      -
   affiliated company
  Capital lease obligations - current portion                          311,900                 52,800
                                                                  -----------------------------------
    Total current liabilities                                        5,375,300              2,296,000

Capital lease obligations                                              433,200                107,500
Deferred and subordinated royalties payable - affiliated
 company                                                                     -                826,200
Minority interest in consolidated subsidiaries                       2,489,200              1,488,000
                                                                  -----------------------------------
    Total liabilities                                                8,297,700              4,717,700

Shareholders' Equity:

  Preferred stock, $0.01 par value, 500,000 shares authorized;
   6,400 and 6,966 shares Series B Convertible Cumulative
    Preferred outstanding; aggregate liquidation preference
    of $95,600                                                              50                     50
   3,500 and 3,964 shares Series C Convertible Cumulative
    Preferred outstanding; aggregate liquidation preference
    of $105,840                                                             50                     50
   2,400 and 4,400 shares Series D Convertible Preferred
    outstanding; aggregate liquidation preference of $240,000               50                     50
  Common stock, $0.01 par value, 40,000,000 shares authorized;
   35,035,100 and 28,457,700 shares issued and outstanding             350,300                284,600
  Common stock warrants and unit warrants; 147,000 and
   162,000 outstanding                                                       -                      -
  Paid-in capital (including common stock subscribed)               64,796,500             55,885,250
  Accumulated deficit                                              (62,938,700)           (53,823,000)
                                                                  -----------------------------------
    Total shareholders' equity                                       2,212,650              2,347,000
                                                                  -----------------------------------
                                                                  $ 10,510,350           $  7,064,700
                                                                  ===================================

See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Operations

                                                                              Fiscal Year Ended
                                                     -----------------------------------------------------------------
                                                            October 3,          September 27,             September 28,
                                                                  1999                   1998                     1997
                                                     -----------------------------------------------------------------
Revenues:
      Product sales                                      $   7,017,900         $    2,289,800           $    7,872,100
      Contract research & development                        4,080,700              6,624,700                5,821,100
      Other                                                      1,600                400,000                        -
                                                     -----------------------------------------------------------------
Total revenues                                              11,100,200              9,314,500               13,693,200
                                                     -----------------------------------------------------------------
Cost and expenses:
      Cost of contract revenues                              3,163,200              5,711,700                5,455,200
      Cost of product sales                                  5,197,600              1,942,200               11,835,200
      General and administrative                             6,997,100              3,490,400                3,722,000
      Research and development                               5,528,000              4,128,400                1,616,600
      (Gain) loss related to plant closure                           -               (160,000)               5,873,400
                                                     -----------------------------------------------------------------
                                                            20,885,900             15,112,700               28,502,400
                                                     -----------------------------------------------------------------

Loss from operations                                        (9,785,700)            (5,798,200)             (14,809,200)

      Interest expense                                        (104,300)              (266,200)                (443,600)
      Interest income                                           38,600                 12,500                   39,300
      Other                                                          -                299,700                        -
                                                     -----------------------------------------------------------------
Loss before minority interest
  and provision for income taxes                            (9,851,400)            (5,752,200)             (15,213,500)
Minority interest in loss of  subsidiaries                     738,500                365,200                  340,500
Provision for income  taxes                                     (2,800)                (2,600)                  (2,600)
                                                     -----------------------------------------------------------------
Loss before extraordinary item                              (9,115,700)            (5,389,600)             (14,875,600)

Extraordinary item - debt extinguishment                             -              1,146,100                        -
                                                     -----------------------------------------------------------------
Net loss                                                 $  (9,115,700)        $   (4,243,500)          $  (14,875,600)
                                                     =================================================================

Basic and Diluted Loss Per Share :

  Loss before extraordinary item                         $       (0.29)        $       $(0.24)           $      $(0.73)

  Extraordinary item                                                 -                   0.05                        -
                                                     -----------------------------------------------------------------
  Net loss                                               $       (0.29)        $       $(0.19)           $      $(0.73)
                                                     =================================================================
Weighted average number
  of shares outstanding                                     31,244,300             24,597,700               20,475,100
                                                     =================================================================

See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statement of Shareholders' Equity (Deficit)

                              Common Stock        Common Stock         Preferred
                             Shares Issued      Warrants Issued      Shares Issued
                             -------------      ---------------      -------------     Paid-in       Accumulated    Shareholders'
                           Number     Amount    Number    Amount   Number     Amount   Capital           Deficit    Equity (Deficit)

                           --------------------------------------------------------------------------------------------------------
Balance at
 September 29, 1996        18,710,000 $187,100  239,200   $   -    14,000     $ 100    $42,829,400   $(34,703,900)  $  8,312,700
                           --------------------------------------------------------------------------------------------------------
 Common stock issued to
  employee retirement plan    347,600    3,500        -       -         -         -        442,000              -        445,500
 Convertible debentures
  converted to common stock 2,441,400   24,400        -       -         -         -      3,125,600              -      3,150,000
 Series B and Series C
  preferred stock converted
  to common stock              12,600      100        -       -      (250)        -           (100)             -              -
 Sale of common stock          22,200      200        -       -         -         -         19,800              -         20,000
 Common stock bonus issued      7,500      100        -       -         -         -          7,400              -          7,500
 Common stock warrants
  issued                            -        -  118,000       -         -         -              -              -              -
 Common stock warrants
  expired                           -        -  (17,200)      -         -         -              -              -              -
 Net loss                           -        -        -       -         -         -              -    (14,875,600)   (14,875,600)
                           --------------------------------------------------------------------------------------------------------
Balance at
 September 28, 1997        21,541,300 $215,400  340,000   $   -    13,750     $ 100    $46,424,100   $(49,579,500)  $ (2,939,900)
                           --------------------------------------------------------------------------------------------------------

 Common stock issued to
  employee retirement plan    333,300    3,400         -       -        -         -        496,600              -        500,000
 Convertible debentures
  converted to common stock   100,000    1,000         -       -        -         -        249,000              -        250,000
 Series B and Series C
  preferred stock converted
  to common stock             140,900    1,400         -       -   (2,800)        -         (1,400)             -              -
 Common stock issued to
  retire liabilities          487,800    4,900         -       -        -         -        753,200              -        758,100
 Sale of common stock and
  common stock units        2,091,700   20,900         -       -        -         -      3,712,900              -      3,733,800
 Stock options exercised        8,200      100         -       -        -         -           (100)             -              -
 Common stock
  warrants issued                   -        -   116,200       -        -         -        303,900              -        303,900
 Common stock
  warrants exercised          294,200    2,900  (294,200)      -        -         -        274,100              -        277,000
 Series D preferred
  units sold                        -        -         -       -   37,750       400      3,283,700              -      3,284,100
 Series D preferred
  units converted           3,460,300   34,600         -      -   (33,350)     (350)       (34,250)             -              -
 Preferred stock of
  dissolved subsidiary              -        -         -      -         -         -        118,500              -        118,500
 Capital contributed
  by ATPL                           -        -         -      -         -         -        305,000              -        305,000
 Net loss                           -        -         -      -         -         -              -     (4,243,500)    (4,243,500)
                           --------------------------------------------------------------------------------------------------------
Balance at
 September 27, 1998        28,457,700 $284,600    162,000 $   -    15,350     $ 150    $55,885,250   $(53,823,000)  $  2,347,000
                           --------------------------------------------------------------------------------------------------------
Common stock issued to
 employee retirement plan     330,000    3,300          -     -         -         -        496,900              -        500,200
Series B and Series C
 preferred stock converted
 to common stock               51,500      500          -     -    (1,050)        -           (500)             -              -
Series D preferred units
 converted                    206,100    2,000          -     -    (2,000)        -        163,500              -        165,500
Common stock issued
 to retire liabilities        190,000     1,900         -     -          -         -       280,600               -       282,500
Common stock issued
 to purchase shares of
 subsidiaries               1,127,500    11,300         -     -          -         -     1,147,950               -     1,159,250
Sale of common stock
 and common stock units     4,536,400    45,400         -     -          -         -     6,077,700               -     6,123,100
Common stock subscribed,
 444,400 shares                     -         -         -     -          -         -       600,000               -       600,000
Common stock options
 exercised                    120,900     1,200         -     -          -         -       131,200               -       132,400
Common stock warrants
 exercised                     15,000       100   (15,000)    -          -         -        13,900               -        14,000
 Net loss                           -         -         -     -          -         -             -      (9,115,700)   (9,115,700)

                       ------------------------------------------------------------------------------------------------------------



Balance at
 October 3, 1999           35,035,100  $350,300   147,000     - $   12,300     $ 150   $64,796,500    $(62,938,700) $  2,212,650
                       =============================================================================================================



See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Cash Flows

                                                                              Fiscal Year Ended
                                                            -----------------------------------------------------------------------
                                                            October 3,                September 27,             September 28,
                                                                  1999                         1998                      1997
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net loss                                                   $(9,115,700)              $(4,243,500)              $(14,875,600)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
   Depreciation                          $   911,450                     $ 1,546,700                $ 2,994,500
   (Gain) loss on disposal of equipment            -                        (309,700)                 5,873,400
   Non-cash employee retirement plan
    contribution                             500,200                         500,000                    445,500
   Minority interest in net loss of
    subsidiaries                            (738,500)                       (365,200)                         -
   Extraordinary gain                              -                      (1,146,100)                         -
   Common stock issued to pay
    operating expenses                       380,800                        (261,700)                         -
   (Increase) decrease in accounts
    receivable                              (635,400)                       (528,400)                 1,786,200
   (Increase) decrease in inventory         (687,100)                      1,044,600                  1,809,400
   (Increase) decrease in other current
     assets                                 (280,750)                        989,400                   (899,300)
   (Increase) decrease in other assets             -                          (1,700)                   151,000
   Increase (decrease) in accounts
    payable and accrued expenses           1,837,200                      (1,454,500)                 1,463,300
   (Decrease) in deferred revenues           (50,000)                        (56,100)                (2,276,500)
   Increase in royalties accrued-
    affiliated company                       173,800                         212,400                    258,100
                                         -----------                     -----------                -----------
    Total adjustments                                         1,411,700                  169,700                  11,605,600
                                                             ----------              -----------                  ----------
  Net cash used in operating
   activities                                               (7,704,000)               (4,073,800)                 (3,270,000)

Cash flows from investing activities:
 Capital facilities and equipment
  expenditures                            (1,453,400)                       (390,800)                (1,113,400)
 Proceeds from refund on
  equipment purchase                               -                               -                    324,500
 Proceeds from sale of equipment                   -                         149,700                  1,051,900
 Acquisition of intangible assets            (77,200)                              -                          -
  Net cash (used in) provided
   by investing activities                                  (1,530,600)                 (241,100)                    263,000

Cash flows from financing activities:
 Proceeds from issuance of
  common and preferred stock and
  common stock warrants                    6,439,400                       5,063,100                     27,500
 Sale of minority interest in
  subsidiary                               2,661,100                               -                  2,918,100
 Proceeds from stock sale by bank                  -                         954,800                          -
 Contributed capital by ATPL                       -                         305,000                          -
 Principal payments of notes payable and
  capital leases                            (195,200)                     (2,336,900)                  (253,300)
                                         -----------                     -----------                -----------
  Net cash provided by financing
   activities                                                 8,905,300                3,986,000                   2,692,300
                                                              ---------              -----------                  ----------

Net decrease in cash and
 cash equivalents                                             (329,300)                 (328,900)                   (314,700)
Cash and cash equivalents
 at beginning of period                                       1,310,400                1,639,300                   1,954,000
                                                             ----------              -----------                 -----------
Cash and cash equivalents at end of period                   $  981,100              $ 1,310,400                 $ 1,639,300
                                                             ==========              ===========                 ===========

Noncash investing and financing activities:
  Principal payment of note payable by
   issuance of common stock                                  $        -              $   500,000                 $         -
                                                             ==========              ===========                 ===========
  Conversion of debentures
   to common stock                                           $        -              $   250,000                 $ 3,150,000
  Conversion of preferred                                    ==========              ===========                 ===========
   stock to common stock                                     $      500              $    34,600                 $         -
                                                             ==========              ===========                 ===========
  Exchange of subsidiary stock                               $  987,650              $ 1,564,900                 $         -
                                                             ==========              ===========                 ===========
  Equipment financed with
   capital leases                                            $  780,300              $   170,000                 $         -
                                                             ==========              ===========                 ===========
  Paid-in capital from
   dissolution of subsidiary                                 $                       $   118,500                 $         -
                                                             ==========              ===========                 ===========
  Stock issued in exchange
   for shares in subsidiary                                  $  171,600              $         -                 $         -
                                                             ==========              ===========                 ===========
  Stock sold on a subscription basis                         $  600,000              $         -                 $         -
                                                             ==========              ===========                 ===========
  Costs of financing paid with
   options in subsidiaries                                   $   38,500              $         -                 $         -
                                                             ==========              ===========                 ===========

         See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies

CONSOLIDATION
The consolidated financial statements include the accounts of Irvine Sensors Corporation (the Company) and its subsidiaries, Novalog, Inc. ("Novalog"), MicroSensors, Inc. ("MSI"), 3D Microelectronics, Inc., 3D MicroSystems, Inc., and Silicon Film Technologies, Inc. ("Silicon Film") (formerly Imagek, Inc.). Carson Alexiou Corporation ("CAC"), a former subsidiary of the Company, was dissolved in fiscal 1998. All significant intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Sunday nearest September 30. Fiscal 1999 (53 weeks) ended on October 3, 1999, fiscal 1998 (52 weeks) ended on September 27, 1998, and fiscal 1997 (52 weeks) ended on September 28, 1997.

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

REVENUES
The Company's revenues were derived from shipments of functional memory stacks, shipments of the SIRComm(TM) infrared chip and the development and manufacture of prototype and sample products for its customers. The Company continues to contract to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company's R&D contracts are usually cost plus fixed fee (best effort) or fixed price and revenues are recognized as costs are incurred and include applicable fees or profits primarily in the proportion that costs incurred bear to estimated final costs. Production orders for memory stacks and SIRComm chips are generally priced in accordance with the Company's established price list. The Novalog, MSI and Silicon Film subsidiaries are product-oriented companies with sales primarily to OEM manufacturers and revenues are recorded when products are shipped.

The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified. Unbilled accounts receivable are stated at estimated realizable value.

United States government contract costs, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Indirect contract costs have been agreed upon through fiscal 1997. Contract revenues have been recorded in amounts that are expected to be realized upon final settlement.

Other revenues in fiscal 1998 were derived from sale of intellectual property to ATPL. (See Note 7 - Related Party Transactions.)

RESEARCH AND DEVELOPMENT COSTS
A major portion of the Company's operations is comprised of customer-funded research and prototype development or related activities. The Company also incurs costs for research and development of new concepts in proprietary products. Such costs are charged to expense as incurred.

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

INTANGIBLE ASSETS
The excess of total acquisition cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over 15 years. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Other acquired intangibles are being amortized on a straight-line basis over their estimated useful lives of 3 years.

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

BASIC AND DILUTED NET LOSS PER SHARE
Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that options, warrants, and convertible preferred stock are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ADOPTED
In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 revised standards for the way that a public enterprise reports information about key revenue producing segments in the annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. All periods presented have been restated in accordance with this pronouncement. See Note 17
- Reportable Segments.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 is required to be adopted for fiscal years beginning after June 15, 1999. Management does not expect the adoption of SFAS 133 to have a significant effect on earnings or the financial position of the Company.

In April 1998, the American Institute of Certified Public Accountants' (AICPA) issued SOP 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5).
SOP 98-5 is required to be adopted for fiscal years beginning after December 15, 1998. Management does not expect the adoption of SOP 98-5 to have a significant effect on earnings or the financial position of the Company.

STATEMENTS OF CASH FLOWS
For purposes of the Consolidated Statements of Cash Flows, the Company considers all demand deposits and Certificates of Deposit with original maturities of 90 days or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and payable, other liabilities and debt approximate fair value. The fair value of royalties payable to affiliate is not determinable due to their related party nature.

CONCENTRATION OF CREDIT RISK
The Company has cash deposits at U.S. banks and financial institutions, which exceed federally insured limits at October 3,1999. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution; however, the Company does not anticipate non-performance.

ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company accounts for stock-based employee compensation as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure provisions of Statement of Financial Accounting Standards 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123 requires pro forma disclosures of net income and net income per share as if the fair value based method of accounting for stock-based awards had been applied. Under the fair value based method, compensation cost is recorded based on the value of the award at the grant date and is recognized over the service period.

RECLASSIFICATIONS
Certain reclassifications have been made to the 1998 and 1997 fiscal year financial statements to conform to the current year presentation.

Note 2 - Issuance of Common and Preferred Stock
In a private financing during February and March 1996, the Company issued $11.1 million of 8 percent convertible subordinated debentures due in 1998 (the "1996 Debentures") to institutional and private investors in Canada and Europe. The 1996 Debentures were convertible into shares of common stock at varying rates which were contingent upon the closing bid prices of the common stock. The Company had the right to demand conversion of the 1996 Debentures at any time after March 1997. Interest was payable semiannually on January 31 and July 31 of each year. The gross proceeds less expenses were added to the Company's general funds.

During fiscal 1997, the Company, at the request of bondholders, converted $3,150,000 of the outstanding 1996 Debentures at varying rates into 2,441,400 shares of the Company's common stock. With these conversions, all but $250,000 of the original issue of $11.1 million of the 1996 Debentures was retired. In May 1996, the Company had registered the resale of 2,997,000 shares of common stock which the Company then believed would be sufficient to cover the conversion of the entire $11.1 million series of 1996 Debentures and related warrants, which had been issued in February and March 1996. However, due to the decline in the price of the Company's common stock, the number of shares issued upon conversion of all the Debentures, exceeded the number of shares previously registered. In January 1998 the Company filed a registration statement which included the resale of 1,114,810 unregistered shares issued upon conversion of the 1996 Debentures. The Securities and Exchange Commission declared this registration effective in April 1998.

In fiscal 1998, the Company forced conversion of the remaining $250,000 of outstanding 8 percent Convertible Subordinated Debentures into 100,000 shares of the Company's common stock. The common shares underlying the convertible debentures were included in the Company's January 1998 registration statement.

In connection with settlement of bank debt, the Company issued 550,000 unregistered shares of common stock in December 1997. (See Note 10 - Extraordinary Item - Debt Extinguishment.)

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

The Series D Convertible Preferred Stock Units consist of one share of Convertible Preferred Stock, plus one five-year Warrant to purchase one share of common stock of Novalog, Inc., a subsidiary of the Company, and one five-year Warrant to purchase one share of common stock of MSI, a wholly-owned subsidiary of the Company (see Note 5). Each share of Convertible Preferred Stock is convertible into common stock of the Company at the rate of 100 shares of common stock for each share of Preferred D, subject to adjustment for stock splits, reverse stock splits and other similar recapitalization events. The Preferred D shares have no voting rights, except as required by law, and bear no dividends. (See Note 17 for calculation of beneficial conversion and imputed dividend resulting from issuance of Series D Convertible Preferred Stock.) The common shares underlying the Preferred D shares were included in the April 1998 registration statement. In connection with this private placement of 37,750 units, the Company granted to the placement agent a warrant to purchase up to 3,775 units of Series D Convertible Preferred Stock units at a price of $110 per unit which was 110 percent of the private placement price of the Units. The warrant is exercisable during the period beginning the earlier of one year from January 2, 1998 or the date of registration and expiring on January 2, 2003. The placement agent exercised warrants to purchase 500 units in May 1998 and 1,000 units in the period between October and December 1998. Additional warrants to purchase 500 units were exercised in March 1999. All of the proceeds were added to the Company's general funds.

As of October 3, 1999, at the request of the holders thereof, a total of 35,350 shares of Series D Convertible Preferred Stock Units have been converted into 3,666,400 shares of common stock.

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

In August 1998, holders of 1,128,000 shares of common stock of Novalog exercised warrants to exchange these shares for 905,000 unregistered shares of common stock of the Company resulting in an increase of $1,564,900 in total shareholders' equity and a corresponding decrease in minority interest in consolidated subsidiary.

In fiscal 1998, distribution of vested benefits was made from the Company's Employee Retirement Plan to former employees. Subsequently, 1,819 shares of Series B and 1,010 shares of Series C Convertible Preferred stock were surrendered for conversion into 140,900 shares of common stock. The converted Preferred shares have been retired.

In December 1998, the Board of Directors authorized a contribution to the Employee Stock Bonus Plan (the Company's ERISA-qualified Employee Retirement
Plan). The amount represents an annual contribution for fiscal year 1999 and was made in 330,000 shares of the Company's common stock, which have been issued to the Plan.

During fiscal 1999, the Company sold 4,980,800 shares of unregistered common stock of the Company to accredited investors in connection with a series of private placement offerings. Included in these offerings was the sale of 267,670 units, which consisted of two shares of unregistered common stock of the Company, one two-year warrant to purchase one share of common stock of Silicon Film owned by the Company and one three-year warrant to purchase one common share of MSI owned by the Company. The net proceeds were $6,439,400.

During fiscal 1999, the Company issued 190,000 shares of unregistered common stock of the Company to vendors and consultants in exchange for services provided.

During fiscal 1999, holders of 120,900 common stock options exercised their options to purchase unregistered common stock of the Company. The net proceeds were $132,400.

During fiscal 1999, holders of 1,655,000 shares of common stock of Novalog exchanged these shares for 1,017,500 unregistered shares of common stock of the Company through warrant exercise and other means. These transactions resulted in a decrease of $1,038,000 to the minority interest liability.

During fiscal 1999, the Company issued 110,000 shares of common stock of the Company to an unrelated party in exchange for an ownership interest in ATPL, a related party (See Note 7 - Related Party Transactions). The ownership interest includes 127,500 shares of common stock of Silicon Film and rights to future royalties under the ATPL license terms. The transaction resulted in recording goodwill of $171,600 related to the acquisition of the common stock of Silicon Film, and a net increase of $121,300 to shareholders' equity, which is net of losses previously allocated to minority interest shareholders.

In October 1999, the Company filed a registration statement which included the resale of 8,270,731 unregistered shares; this registration statement included all previously unregistered shares that had been issued as of October 3, 1999. The Securities and Exchange Commission declared this registration effective in October 1999.

Note 3 - Common Stock Warrants
In connection with the sale of $11.1 million of the 1996 Debentures, the Company granted warrants to the foreign investment banker to purchase up to 222,000 shares of common stock at a price to be determined based on the average conversion prices of the 1996 Debentures. The warrants were exercised in fiscal 1998.

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

Warrants to purchase 15,000 shares of common stock of the Company were exercised in 1999; the proceeds were $14,000.

As of October 3, 1999, there are a total of 147,000 warrants outstanding of which 74,000 expire in the year 2000 and 73,000 expire in the year 2002.

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

                                     Preferred Stock               Common
                                Series B          Series C          Stock
                             ---------------------------------------------
Distribution dates:
     Fiscal 1997                       50               200         12,600
     Fiscal 1998                    1,800             1,000        140,900
     Fiscal 1999                      500               500         51,500
                             ---------------------------------------------
                                    2,400             1,700        205,000
                             =============================================

The shares of Preferred Series B and Series C tendered for conversion have been retired. Undeclared dividends of $103,600 and $105,700 on the remaining outstanding Preferred Series B and Series C, respectively, will be carried forward to fiscal 2000.

Note 5 - Minority Interest in Subsidiaries
During fiscal 1999, Silicon Film sold 83,900 shares of its Series A Convertible Preferred Stock (the "Series A Preferred") in a Private Placement. The Series A Preferred bears no yield, has a priority in liquidation and is convertible into common stock of Silicon Film, at the election of the holder, at the rate of 25 common shares (as adjusted for a price protection feature which was resolved by Silicon Film's Board of Directors on October 19, 1998) for each 1 share of Series A Preferred tendered for conversion. The net proceeds of $1,136,900 are reflected in the consolidated cash position of the Company and increased minority interest in consolidated subsidiaries.

During fiscal 1999, Silicon Film sold 143,400 and 150,000 shares of its Series B Convertible Preferred Stock (the "Series B Preferred") to outsiders and to the Company, respectively, in a series of Private Placements. The Series B Preferred bears no yield, has a priority in liquidation and is convertible into common stock of Silicon Film, at the election of the holder, at the rate of 16-2/3 common shares for each 1 share of Series B Preferred tendered for conversion. The proceeds were $1,365,700, net of financing costs (includes $38,500 financing costs satisfied with noncash sources) and purchases by the Company, and are reflected in the consolidated cash position of the Company. The resulting increase in minority interest in consolidated subsidiaries was $1,365,700.

Subsequent to October 3, 1999, Silicon film sold an additional 85,750 and 10,000 shares of its Series B Preferred Stock to outsiders and to ISC, respectively. The net cash proceeds were $957,500.

During fiscal 1999, Silicon Film issued 85,000 options to purchase common shares of Silicon Film's stock at exercise prices ranging from $0.60 to $1.00 in exchange for various services. These transactions resulted in a net increase in minority interest liability of $98,300.

During fiscal 1999, Silicon Film granted 3,311,500 options to employees, officers and directors to purchase common shares of Silicon Film's stock. As of October 3, 1999, there are 4,561,500 options outstanding, of which 466,700 are exercisable.

As of October 3, 1999, Silicon Film has 720,000 warrants outstanding, all of which are exercisable at prices ranging from $0.60 to $2.00.

The Company sold Series D Convertible Preferred Stock Units in a private placement to certain accredited investors in December 1997 and January 1998 (See
Note 2 - Issuance of Common and Preferred Stock). During the second quarter of fiscal 1999, holders of 125,000 shares of Series D Convertible Preferred Stock Units exercised warrants attached to the Units to purchase 125,000 shares of common stock of MSI. The net proceeds of $125,000 were added to the Company's general funds and are reflected in the consolidated cash position of the Company. The transaction resulted in an increase in minority interest in consolidated subsidiaries of $125,000.

During fiscal 1999, MSI granted 815,500 options to employees, officers and directors to purchase common shares of MSI's stock. As of October 3, 1999, there are 1,636,500 options outstanding, of which 235,600 are exercisable.

During fiscal 1999, Novalog granted 625,000 options to employees, officers and directors to purchase common shares of Novalog's stock. As of October 3, 1999, there are 1,878,000 options outstanding, of which 797,200 are exercisable.

Note 6 - Convertible Subordinated Debentures
In a private financing during February and March 1996, the Company issued $11.1 million of 8 percent convertible subordinated debentures due in 1998 (the "1996 Debentures") to institutional and private investors in Canada and Europe. The 1996 Debentures were convertible into shares of common stock at varying rates which were contingent upon the closing bid prices of the common stock. The Company had the right to demand conversion of the 1996 Debentures at any time after March 1997. Interest was payable semiannually on January 31 and July 31 of each year. The 1996 Debentures were subordinated to prior payment of bank indebtedness of the Company. (See Note 2.)

During fiscal 1997, the Company, at the request of bondholders, converted $3,150,000 of the outstanding 1996 Debentures at varying rates into 2,441,400 shares of the Company's common stock. With these conversions, all but $250,000 of the original issue of $11.1 million of the 1996 Debentures was retired. In fiscal 1998, the Company forced the conversion of these remaining 1996 Debentures into 100,000 shares of common stock. In May 1996, the Company had registered the resale of 2,997,000 shares of common stock which the Company then believed would be sufficient to cover the conversion of the entire $11.1 million series of 1996 Debentures and related warrants. However, due to the decline in the price of the Company's common stock, the number of shares issued upon conversion of all the Debentures, exceeded the number of shares previously registered. In January 1998 the Company filed a registration statement which included the resale of an additional 1,114,810 unregistered shares issued upon conversion of the 1996 Debentures. The Securities and Exchange Commission declared this registration effective in April 1998.

Note 7 - Related Party Transactions
In April 1980, the Company entered into an agreement with R & D Leasing Ltd. ("RDL"), a limited partnership in which the Company's Chairman of the Board and a Senior Vice-President are general partners with beneficial interests, to develop certain processes and technology related to chip stacking. The Company has exclusively licensed this technology from RDL. The Company's exclusive rights to the technology extend to all uses, both government and commercial. Since entering into the licensing agreement, the Company has accrued royalty obligations to RDL at the rate of 3.5 percent of all Company sales of chip stacks using the licensed technology. In addition, RDL is entitled to receive an amount equal to 7 percent of all royalties earned by the Company from sales of any such products by the Company's sublicensees, although to date, no such sublicensee royalty income has been earned. In October 1989, RDL agreed to defer its royalty claims and subordinate them with respect to all other creditors in exchange for options to purchase up to 1,000,000 shares of the Company's Common Stock, which are exercisable by applying the deferred royalties to the purchase. The 1,000,000 options are exercisable at $1.00 each until April 2000. If RDL exercises its option in whole or in part, title to RDL's technology would transfer to the Company and all further royalty obligations would cease. If the option expires unexercised, the subordination provisions would terminate and the accrued royalties would be due and payable in the same manner as any other corporate obligation. As of October 3, 1999, the Company had accrued $1,000,000 in deferred royalties pursuant to this agreement. Due to the RDL subordination, royalties accrued, but none were paid by the Company during fiscal years 1999, 1998 and 1997.

The Company has entered into an Assignment of Patent and Intellectual Rights (the "Assignment") with F. L. Eide ("Eide"), a Vice-President of the Company. As part of his employment agreement, Eide has assigned to the Company all rights and interests to five (5) U.S. Provisional Patent applications owned by him. In consideration for this Assignment, Eide will receive a 1 percent royalty on the gross sales revenues of any products incorporating elements of the assigned technology for the lifetime of any patents resulting from the Provisional Patent Applications. This Assignment was executed in February 1998.

In October 1997, the Company entered a License Agreement with Itzhak Sapir. Pursuant to which Sapir granted a royalty bearing exclusive, worldwide license under various U.S. and foreign patents owned by Sapir relating to digital photographic products, principally a product which allows an unmodified 35mm SLR camera to capture digital images. In connection with the Technology Assignment Agreement mentioned above, Silicon Film acquired all of the Company's rights under the License Agreement, and Sapir entered into an agreement with Silicon Film to such effect. In February 1999, Sapir became a senior mechanical engineer at Silicon Film. Effective March 26, 1999, Silicon Film issued Sapir a warrant (which vested in full upon issuance) to purchase 275,000 share of Silicon Film's common stock at a price of $1.00 per share in exchange for a reduction in Silicon Film's royalty obligation to Sapir under the License Agreement from their original levels to 1.5% of all EFS sales.

During fiscal 1998, the Company entered into a sale and licensing of intellectual property rights agreement covering the Company's Electronic Film System(TM) ("EFS(TM)") to Advanced Technology Products, LLC ("ATPL"). The Company's Senior Vice President and Chief Technical Officer, John C. Carson, serves as Managing Member of ATPL. The Company was the successor to the licensed rights and future royalty obligations under this agreement until September 1998, when the Company granted Silicon Film a license to use the technology and intellectual property rights of the Company that are necessary to Silicon Film's business. Silicon Film has agreed to prospectively grant, upon the Company's request, a license to the Company to access Silicon Film's technology and intellectual property rights when necessary for the Company to participate in government contracts. In September 1998, another agreement was consummated with ATPL under which the future royalty obligation was reduced in consideration for the issuance of 1,222,125 shares of Silicon Film common stock. No value was recorded by Silicon Film as a result of this transaction due to the uncertainty related to valuing either the consideration given or received in this exchange.

Note 8 - Composition of Certain Financial Statement Captions

                                        October 3,            September 27,
                                             1999                      1998
                                    ---------------------------------------
Accounts receivable:
    U.S. government                   $ 1,115,000             $    1,235,300
    Other customers                     1,286,400                    530,800

                                    ----------------------------------------

                                      $ 2,401,500             $    1,766,100
                                    ========================================

Accounts receivable include unbilled amounts of $452,600 and $886,200 at October 3, 1999 and September 27, 1998, respectively. Unbilled amounts represent contract revenues for which billings have not been presented to customers at year-end. These amounts are billed in accordance with applicable contract terms, usually within 30 days. Accounts receivable also includes billed retentions of $5,000 and $73,900 at October 3, 1999, and September 27, 1998, respectively. These amounts are normally collected upon final audit of costs by the U.S. government.

                                        October 3,            September 27,
                                             1999                     1998
                                    ---------------------------------------
Inventory:
  Raw materials                       $    49,900             $          -
  Work in process                       1,995,500                1,435,400
  Finished goods                          174,400                   97,300
                                    ---------------------------------------

                                      $ 2,219,800             $  1,532,700
                                    =======================================


Title to all inventories remains with the Company. Inventoried materials and costs relate to work in process on customers' orders and on the Company's generic module parts and memory stacks, which the Company anticipates it will sell to customers including potential R&D contracts. Work in process includes amounts that may be sold as products or under contracts. Such inventoried costs are stated generally at the total of the direct production costs including overhead. Inventory valuations do not include general and administrative expenses. Inventories are reviewed quarterly to determine salability and obsolescence. A reserve is established for slow moving and obsolete items.

                                        October 3,            September 27,
                                             1999                     1998
                                    ---------------------------------------
Equipment, furniture and fixtures:
  Engineering and production
    equipment                         $ 7,415,100            $   7,553,700
  Furniture and fixtures                  438,300                  409,500
  Construction in progress                866,500                        -
  Computer software programs              872,400                  741,100
  Leasehold improvements                  808,800                  777,000
                                    ---------------------------------------
                                       10,401,100                9,481,300

Less accumulated depreciation
  and amortization                      6,854,200                7,257,300
                                    ---------------------------------------

                                      $ 3,546,900            $   2,224,000
                                    ========================================


                                        October 3,            September 27,
                                             1999                     1998
                                    ---------------------------------------
Accrued expenses:
  Salaries and wages                    $ 335,600             $    211,000
  Vacation                                267,300                  235,700
  Payroll taxes                            16,100                   14,700
  Accounting fees                          21,000                   50,000
  Royalties                                75,000                        -
  Other accrued expenses                   37,600                  111,000
                                    ---------------------------------------

                                        $ 752,600             $    622,400
                                    =======================================

Note 9 - Commitments and Contingencies
The Company leases certain facilities and equipment under cancelable and noncancelable capital and operating leases. Minimum payments under capital lease obligations and operating lease commitments existing at October 3, 1999 are as follows:

                                      Capital             Operating
Fiscal Year                            Leases                Leases
-----------                            ------                ------
2000                                 $   419,100            $   605,200
2001                                     383,300                618,700
2002                                     125,600                217,600
2003                                           -                207,500
2004                                           -                122,600
Thereafter                                     -                      -
                                    ------------           ------------
Future minimum lease payments            928,000            $ 1,771,600
                                                           ============
Amounts representing interest           (182,900)
                                    ------------
Present value of net
  minimum lease payments             $   745,100
                                    ============

Total rental expense for operating leases amounted to $525,900, $559,000 and $1,685,200 for the fiscal years ended October 3, 1999, September 27, 1998, and September 28, 1997, respectively.

Subsequent to October 3, 1999, Silicon Film obtained a revolving bank line of credit in the amount of $500,000. Unpaid principal advances bear interest at the bank's prime rate and are to be paid in full on April 1, 2000. The line of credit is guaranteed by the Chairman of Silicon Film's Board of Directors.

Subsequent to October 3, 1999, Silicon Film obtained a promissory bridge note from their placement agent, which provides for advances totaling $750,000. Unpaid principal advances bear interest at 7.0% per annum. The unpaid principal balance plus accrued interest are due and payable on the earlier of 90 days from the date of the promissory bridge note (December 10, 1999) or the closing of Silicon Film's planned offering of equity securities. The promissory bridge note is unsecured.

Note 10 - Extraordinary Item - Debt Extinguishment
In December 1997, the Company executed a Forbearance Agreement with its lending bank whereby the Company agreed to accelerate repayment of the Note Payable to the bank. The current portion of the debt was reduced by $1,026,900, which was received from the sale of the assets in October 1997. The Company also agreed, among other requirements, to reduce the principal balance by payments of $250,000 in each of the calendar quarters ending December 1997 and March 1998 and thereafter to reduce the remaining balance by a minimum of $200,000 quarterly. Execution of the Forbearance Agreement also resulted in a waiver of the Company's financial covenant defaults and an amendment to the loan agreement eliminating such financial covenants on a prospective basis. In connection therewith, the Company pledged as collateral one million shares of Novalog, Inc. common stock held by the Company. The Company also paid down $500,000 of the Note with 550,000 shares of its stock and under the terms of the agreement, dependent on the market price of the shares when sold, the Company would receive a refund if the proceeds from the sale exceeded $500,000. Subsequently, the Company was informed by the bank that it sold the 550,000 shares and that the proceeds exceeded $500,000. After applying the proceeds to the then remaining balance of the note the bank, through September 27, 1998, remitted $772,000 to the Company and advised the Company that additional proceeds of $183,000 were to be remitted to the Company. The Company received these additional funds during fiscal 1999. The Company recorded the proceeds that exceeded $500,000 as paid-in capital.

Note 11 - Income Taxes
Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

The tax effects of significant items comprising the Company's income tax calculation as of October 3, 1999 and September 27, 1998, are as follows:


                                       October 3,             September 27,
                                            1999                      1998
                                    ---------------------------------------
Current deferred tax assets:
  Reserves not currently
    deductible                      $  1,591,000            $    1,057,000

Long-term deferred tax assets:
  Operating loss carryforwards        19,988,000                16,763,000
  Tax credit carryforwards               866,000                   541,000
  Valuation allowance                (22,445,000)              (18,361,000)
                                    ---------------------------------------
Net deferred tax asset              $          -            $            -
                                    =======================================

The differences between the Company's effective income tax rate and the statutory U.S. federal income tax rate for the fiscal years ended October 3, 1999, and September 27, 1998, respectively, related primarily to the total valuation allowance changing $4,084,000 from September 27, 1998 to October 3, 1999 and $334,300 from September 28, 1997 to September 27, 1998.

The provisions for income taxes for the fiscal years ended October 3, 1999, September 27, 1998, and September 28, 1997, consist of provisions for state income taxes of $2,800, $2,600 and $2,600, respectively. No provisions for federal income taxes have been made in these fiscal years due to the net operating losses.

At October 3, 1999, the Company had net operating loss carryforwards of approximately $56,144,400 for financial reporting and federal income tax purposes expiring in varying amounts from fiscal year 1999 through fiscal year 2018, and $15,596,800 for California tax purposes expiring in varying amounts from fiscal year 1999 through fiscal year 2004, available to offset future federal and California taxable income. In addition, as of October 3, 1999, the Company had investment tax credits and qualified research credits of $328,000 and $489,000, respectively, expiring in varying amounts through fiscal year 2010 and available to offset future federal taxes. The ability of the Company to utilize the net operating loss and credit carryforwards may be restricted by certain provisions of the Internal Revenue Code due to changes in ownership of the Company's common stock.

Note 12 - Stock Option Plans and Employee Retirement Plan
In December 1991, the Board of Directors adopted the 1991 Stock Option Plan to replace 1981 Stock Option Plans, which had expired. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1992. Under the 1991 Plan, options to purchase an aggregate of 675,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and the requirements for participation, exercise price and other terms are similar to the 1981 Plans. As of October 3, 1999, options to purchase 238,100 shares at prices ranging from $0.98 (83,300 shares) to $1.50 (6,000 shares) were outstanding under the 1991 Plan, of which 129,000 were exercisable at October 3, 1999.

In January 1995, the Board of Directors adopted the 1995 Stock Option Plan to replace the 1991 Plan, which was fully subscribed at the time. The 1995 Plan was approved by shareholders at the Company's Annual Meeting in February 1995. Under the 1995 Plan, options to purchase an aggregate of 700,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. In August 1997, the Board of Directors authorized an increase in the number of options to an aggregate of 1,650,000 shares, which was ratified by shareholders at the Company's Annual Meeting in February 1998. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and requirements for participation, exercise price and other terms are similar to the 1991 Plan. As of October 3, 1999, options to purchase 1,510,400 shares at prices ranging from $0.98 (411,700 shares) to $6.25 (62,500 shares) were outstanding under the 1995 Plan, of which 730,700 were exercisable at October 3, 1999.

In November 1998, the Board of Directors approved a new plan, "The 1999 Stock Option Plan." Under the 1999 Plan, options to purchase an aggregate of 1,000,000 shares of common stock may be granted to both key management employees and non-employee directors. The 1999 Plan was ratified by shareholders at the Company's Annual Meeting in February 1999. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options. Requirements for participation, exercise price and other terms are similar to the 1991 and 1995 Plans. As of October 3, 1999, options to purchase 597,900 shares at prices ranging from $1.34 (13,400 shares) to $1.92 (115,000 shares) were outstanding under the 1999 Plan, of which 102,000 were exercisable at October 3, 1999.

Stock option activity is summarized as follows:

                                                           Option Price
                                          Shares             Per Share
                                     ------------------------------------
1991 Plan:
----------
Options outstanding at
  September 29, 1996                       210,700       $4.28 to $8.625
    Granted                                143,000      1.4375 to 2.3125
    Cancelled                              (76,500)       6.00 to 7.6875
    Expired                                (51,700)       4.28 to 8.6520
                                     --------------
Options outstanding at
  September 28, 1997                       225,500        1.4375 to 7.75
    Granted                                120,000        1.50 to 2.4375
    Exercised                               (8,300)                 0.98
    Cancelled                              (52,400)         1.50 to 7.50
    Expired                                (25,000)        7.125 to 7.75
                                     --------------
Options outstanding at
  September 27, 1998                       259,800          0.98 to 7.50
    Granted                                 27,000      1.3438 to 1.6876
    Exercised                              (15,000)       0.98 to 1.4375
    Cancelled                              (26,200)       1.50 to 1.5938
    Expired                                 (7,500)                 7.50
                                     --------------
Options outstanding at
  October 3, 1999                          238,100        $0.98 to $1.50
                                     ==============

1995 Plan:
----------
Options outstanding at
  September 29, 1996                      454,000        $5.00 to $8.50
    Granted                             1,053,000        0.98 to 2.3125
    Cancelled                            (371,900)         1.00 to 8.50
                                    ---------------
Options outstanding at
  September 28, 1997                    1,135,100          0.98 to 6.50
    Granted                               581,500        1.00 to 2.8750
    Exercised                              (8,300)                 0.98
    Cancelled                             (57,300)         1.00 to 6.25
                                    ---------------
Options outstanding at
  September 27, 1998                    1,651,000          0.98 to 6.50
    Granted                                23,900          0.98 to 1.15
    Exercised                            (114,300)     1.4687 to 1.6876
    Cancelled                             (50,200)         1.00 to 6.50
                                -------------------
Options outstanding at
  October 3, 1999                       1,510,400        $0.98 to $6.25

                                ===================

1999 Plan:
----------
Options outstanding at
  September 27, 1998                            -                     -
    Granted                               622,900    $1.3438 to $1.9219
    Cancelled                             (25,000)     1.3594 to 1.5313
                                -------------------
Options outstanding at
  October 3, 1999                         597,900    $1.3438 to $1.9219
                                ===================

A summary of outstanding options exercisable under the 1991, 1995 and 1999 Stock Option Plans is shown below.

                                           Weighted average
          Range of        Number      remaining contractual          Weighted average            Number         Weighted average
   exercise prices      outstanding            life (years)            exercise price       exercisable           exercise price
---------------------------------------------------------------------------------------------------------------------------------

   $  0.98 - 1.98       2,244,900                 2                       $1.39                875,200               $1.31
      2.31 - 2.88          29,000                 2                        2.53                 14,000                2.46
      5.00 - 6.25          72,500                 1                        6.08                 72,500                6.08
                     ------------                                                          -----------
                        2,346,400                                                              961,700
                     ============                                                          ===========

Pursuant to SFAS No. 123 "Accounting for Stock Based Compensation," the Company is required to disclose the effects on the net loss and per share data as if the Company had elected to use the fair value approach to account for all of its employee stock-based compensation plans. Had the compensation cost for the Company's Plans been determined using the fair value method, the compensation expense would have had the effects of increasing the Company's net loss for the years ended October 3, 1999, September 27, 1998 and September 28, 1997, to the pro forma amounts of $9,733,100, $4,754,000, and $15,041,000, respectively, with a corresponding pro forma loss per share of $0.31, $0.19, and $0.73, respectively. These pro forma amounts were determined estimating the fair value of each option granted during fiscal 1999, 1998 and 1997 on its grant date, using the Black-Scholes option-pricing model. Assumptions of no dividend yield, a risk-free interest rate of 6 percent which approximates the Federal Reserve Board's rate for treasuries at the time granted, an expected life of three years, and volatility rates varying from 86.9 to 73.2 percent were applied to options granted during fiscal years 1999, 1998 and 1997. The weighted average fair value at the grant date for the options granted during fiscal years 1999, 1998 and 1997 was $0.92, $1.57 and $0.75 per option, respectively.

In fiscal 1982, the Company established an Employee Retirement Plan, which is effective for fiscal year 1982 and thereafter. The plan provides for annual contributions to the Company's Stock Bonus Trust (SBT) to be determined by the Board of Directors and which will not exceed 15 percent of total payroll. At the discretion of the Trustee, the SBT will purchase common stock at fair market value or other interest-bearing securities or investments for the accounts of individual employees who will gain a vested interest of 20 percent in their accounts after three years of service, and 20 percent each year of service thereafter, until fully vested after seven years of service. That portion of cash or stock held in an employee's account and not vested at termination of employment will be redistributed in accordance with a prearranged formula. Management believes that the contributions made by the Company to the SBT, to the extent they relate to government cost-plus-fixed-fee contracts, will be reimbursable by the U.S. government. In fiscal years 1999, 1998 and 1996 the Company's contributions to the SBT were 330,000, 333,300 and 347,600 shares of common stock, respectively, which had estimated market values of $500,200, $500,000 and $445,500 respectively.

Note 13 - Revenues
In fiscal 1999, contracts with all branches of the U.S. government accounted for 18 percent of the Company's revenues, and a second-tier government contract with a prime government contractor accounted for 19 percent. The remaining 63 percent of the Company's revenues were derived from non-government sources. Of the 18 percent related to the U.S. government agencies, the U.S. Army, the U.S. Air Force and the U.S. Navy accounted for 54 percent, 9 percent and 6 percent, respectively, with the remaining revenue of 31 percent being widely diversified among several other governmental agencies. Of the 36 percent applicable to non-governmental sources, 2 customers accounted for 33 percent and 29 percent, respectively, of the total commercial revenues

In fiscal 1998, contracts with all branches of the U.S. government accounted for 27 percent of the Company's revenues, and a second-tier government contract with a prime government contractor accounted for 27 percent. The remaining 46 percent of the Company's revenues were derived from non-government sources. Of the 27 percent related to the U.S. government agencies, the U.S. Army, the U.S. Air Force and the U.S. Navy accounted for 24 percent, 12 percent and 8 percent, respectively, with the remaining revenue of 56 percent being widely diversified among several other governmental agencies. Of the 46 percent applicable to non-governmental sources, three (3) customers accounted for 35 percent, 14 percent and 7 percent, respectively, of the total commercial revenues.

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

Note 14 - Deferred Revenues
In fiscal 1998, the Company received prepayments from customers related to services and products that had not been delivered as of the balance sheet date. Revenues were recorded in fiscal 1999 upon delivery of these services and products.

Note 15 - Acquisition and Disposal of Equipment
On April 19, 1996, the Company consummated an agreement for the acquisition and operation of the equipment comprising IBM's cubing line located at IBM's Essex Junction, Vermont facility. The cubing line was established by IBM to manufacture the stacked-chip assemblies required to commercialize the Company's proprietary chip-stacking technology under the joint development alliance that IBM and the Company entered into in 1992. According to the terms of the agreement, the Company acquired the equipment and clean room, which comprises the cubing line for a cash payment of approximately $6.5 million. In addition, the Company signed a facility lease agreement for the space required to operate the cubing line under the Company's management within the IBM facility through December 1998. The terms of the facility lease agreement include escalating rent payments, which have been straight lined for financial reporting purposes. The difference between the amount paid and the amount expensed during fiscal 1996 has been reported as accrued rent. The agreement was terminated in fiscal 1997 and the deferred rent balances were netted against rent expense.

As part of the process to terminate the agreement with IBM, the Company disposed of the equipment acquired from IBM in April 1996 and other fixed assets purchased and/or constructed at the IBM facility. These assets with a net book value of $6,925,300 were sold for proceeds of $1,051,900, resulting in a loss on the disposal of $5,873,400. During October 1997, $1,026,000 of these proceeds were received by the Company's lender and applied against the principal of the Company's long-term debt.

In December 1997, the Company made a $490,000 cash payment to extinguish its remaining obligations under a Settlement Agreement. Accordingly, the Company recorded an extraordinary gain of $1,146,100 on the extinguishment of debt and reduced accounts payable by the corresponding amounts.

Note 16 - Loss Per Share
As the Company had a net loss from continuing operations for 1999, 1998 and 1997, basic and diluted net loss per share are the same.

Net loss applicable to common stockholders for fiscal 1998 includes $465,300 for the non-cash imputed dividend related to the beneficial conversion feature on 24,750 Units of the Series D Convertible Preferred stock. (See Note 2 - Issuance of Common and Preferred Stock.) The beneficial conversion feature is computed as the difference between the quoted market price of a share of common stock on date of issue and the conversion price times all shares of preferred stock sold and under option. The imputed dividends are a non-cash, one-time charge based on the immediate conversion feature.

Basic and diluted net loss per common share for fiscal years 1999, 1998 and 1997 were calculated as follows:


                                                             1999                       1998                        1997
                                                  ----------------------------------------------------------------------

Net loss                                              $(9,115,700)                $(4,243,500)              $(14,875,600)
Preferred Stock cumulative dividend                       (20,100)                    (20,700)                   (18,700)
Preferred Stock imputed dividend                                -                    (465,300)                         -
                                                  ----------------------------------------------------------------------

Net loss available to Common Stockholders             $(9,135,800)                $(4,729,500)              $(14,894,300)
                                                  ======================================================================

Basic & diluted net loss per share:                   $    (0.29)                     $(0.19)               $     (0.73)
                                                  ======================================================================

Weighted average number of
     shares outstanding                                31,244,300                  24,597,700                 20,475,100
                                                  ======================================================================

Note 17 - Reportable Segments
The Company has the following 5 reportable segments as of October 3, 1999:
Advanced Technology Division (ATD), Novalog, MSI, Silicon Film and Corporate Headquarters. ATD derives most of its revenues from research and development contracts funded primarily by governmental agencies. Novalog designs, develops and sells proprietary integrated circuits ("ICs") and related products for use in wireless infrared communication. MSI develops and sells proprietary micromachined sensors and related electronics. Silicon Film designs and develops proprietary electronic films systems and other digital imaging products and services. Corporate Headquarters provides accounting, inventory control and management consulting services to the consolidated subsidiaries. Corporate revenue consists of charges to the subsidiaries for these services and corporate assets consist of loans to subsidiaries and goodwill for reacquisition of subsidiary stock.

The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies. Segment profit or loss is based on profit or loss from operations before income taxes and minority interest in profit and loss of subsidiaries. The reportable segments are distinct business units operating in different industries, except the Corporate Headquarters segment, which spans the activities of the other segments. Each segment is separately managed, with separate marketing and distribution systems. The following information about the 5 segments is for the year ended October 3, 1999.


                                                                               Silicon      Corporate
                                           ATD        Novalog       MSI          Film     Headquarters    Other       Totals
                                       ------------ ----------- ------------ ------------ ------------- ---------- -------------
Revenues from external customers       $ 4,080,700   $6,787,900 $   197,300  $     1,600   $         -  $  32,700  $ 11,100,200
Intersegment revenue                             -            -           -            -     2,320,000          -     2,320,000
Interest revenue                                 -        2,100           -        4,600        31,700          -        38,600
Interest expense                                 -          500       3,700        1,600        97,800        700       104,300
Depreciation                               694,950      118,100      58,400       32,000             -      8,000       911,450
Segment profit (loss)                   (2,275,200)     481,800  (2,641,400)  (4,132,600)     (536,600)  (747,400)   (9,851,400)

Segment assets                           5,816,200    2,392,900     503,100    1,517,500    12,721,100    109,050    23,059,850
Expenditures for segment assets          1,163,900       58,400     349,200      748,000             -     55,400     2,374,800

Reconciliation to Consolidated Amounts
Revenues
Total revenues for reportable segments                                                                             $ 13,420,200
Elimination of intersegment revenues                                                                                 (2,320,000)
                                                                                                                   ------------
      Total consolidated revenues                                                                                  $ 11,100,200
                                                                                                                   ============

Assets
Total assets for reportable segments                                                                               $ 23,059,850
Elimination of intersegment assets                                                                                  (12,549,500)
      Total consolidated assets                                                                                    $ 10,510,350
                                                                                                                   ============

During fiscal 1998, the Company had the following 6 reportable segments: ATD, CPO, Novalog, MSI, Silicon Film and Corporate Headquarters.

The following information about the 6 segments is for the year ended September 27, 1998.


                                                                                     Silicon    Corporate
                                       ATD       CPO      Novalog        MSI          Film     Headquarters    Other      Totals
                                  ------------ -------- ------------ ------------ ----------- -------------- ---------- -----------
Revenues from external customers  $ 7,231,900  $352,700 $ 1,026,100  $   300,000  $         -   $         -  $ 403,800  $ 9,314,500
Intersegment revenue                        -         -           -            -            -     1,911,000          -    1,911,000
Interest revenue                            -         -       2,500            -            -        10,000          -       12,500
Interest expense                            -   107,400         900            -            -       157,900          -      266,200
Depreciation                        1,221,100   166,700     108,300            -            -        50,600          -    1,546,700
Segment profit (loss)              (1,694,300)   99,000  (1,636,300)  (1,080,400)  (1,042,200)     (172,700)  (225,300)  (5,752,200)

Segment assets                      5,728,100    65,900     710,500      233,200      321,400    27,631,800      5,600   34,696,500
Expenditures for segment assets       533,400         -      15,900       11,500            -             -          -      560,800

Reconciliation to Consolidated Amounts

Revenues
Total revenues for reportable segments                                                                                 $ 11,225,500
Elimination of intersegment revenues                                                                                     (1,911,000)
                                                                                                                       ------------
        Total consolidated revenues                                                                                    $  9,314,500
                                                                                                                       ============

Assets
Total assets for reportable segments                                                                                   $ 34,695,500
Elimination of intersegment assets                                                                                      (27,631,800)
                                                                                                                       ------------
        Total consolidated assets                                                                                      $  7,064,700
                                                                                                                       ============

During fiscal 1997, the Company did not have operating segments for which separate financial information was produced internally to evaluate performance and allocate resources.

Irvine Sensors Corporation
Report of Independent Certified Public Accountants
To the Board of Directors
Irvine Sensors Corporation
Costa Mesa, California
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Irvine Sensors Corporation as of October 3, 1999 and September 27, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Irvine Sensors Corporation as of October 3, 1999 and September 27, 1998, and the consolidated results of its operations and its consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.



Grant Thornton LLP
Irvine, California
December 21, 1999


Report of Independent Accountants
To the Board of Directors and Shareholders of Irvine Sensors Corporation

In our opinion, the consolidated statements of operations, of shareholders' (deficit) and of cash flows for the year ended September 28, 1997 present fairly, in all material respects, the results of operations and cash flows of Irvine Sensors Corporation and its subsidiaries for the year ended September 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Costa Mesa, California
December 16, 1997

Irvine Sensors Corporation
Corporate Information



Directors              James Alexiou/1,2/, Chairman of the Board, Irvine Sensors
                        Corporation
                       John C. Carson, Senior Vice-President, Irvine Sensors
                        Corporation
                       Joanne S. Carson, Secretary, Irvine Sensors Corporation
                       Marc Dumont/1/, Financial Advisor
                       James D. Evert/1/, President and CEO, Irvine Sensors
                        Corporation
                       Walter E. Garrigan/2/, Financial Advisor
                       General Frank P. Ragano/1/, Chairman and CEO of CMS,
                        Inc., a manufacturer of defense munitions
                       Wolfgang Seidel/1/, Principal, Seidel and Partner, a
                        management consulting firm
                       Vincent F. Sollitto Jr./2/, President and CEO of Photon
                        Dynamics Inc., a manufacturer of electronic capital equipment

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

Independent Certified  Grant Thornton LLP
Public Accountants     Irvine, California

Transfer Agent         ChaseMellon Shareholder Services, 400 S. Hope St.,
                       4th Floor, Los Angeles, California 90071 www.chasemellon.com

Stock Data             Nasdaq Listing: Common Stock - IRSN
                       Boston Stock Exchange Listing: Common Stock - ISC

Form 10-K              Shareholders may obtain without charge a copy of the
                       Company's Annual Report on Form 10-K for the fiscal year ended October 3,1999, as filed with the Securities and Exchange Commission, without exhibits thereto, and may obtain any exhibit thereto upon payment of a nominal copying charge, by writing to Joanne S. Carson, Secretary, Irvine Sensors Corporation, 3001 Redhill
                       Avenue, Costa Mesa, California 92626.