Form 10-K, Exhibit 13
period 2000-10-01
IRVINE SENSORS CORP/DE/
filed 2000-12-29
CIK 357108

                                                                      Exhibit 13

Irvine Sensors Corporation
Financial Highlights

                                                                     Fiscal Year Ended

                                          October 1,      October 3,    September 27,   September 28,   September 29,
                                             2000            1999             1998            1997            1996
                                        ----------------------------------------------------------------------------
Revenues                                $ 10,769,800    $ 11,100,200    $  9,314,500    $ 13,693,200    $ 12,024,200
                                        ============================================================================

Loss from operations                    $(16,019,200)   $ (9,785,700)   $ (5,798,200)   $(14,809,200)   $(11,154,700)
                                        ============================================================================

Net Loss                                $(15,038,300)   $ (9,115,700)   $ (4,243,500)   $(14,875,600)   $(15,914,700)
                                        ============================================================================

Basic and diluted net loss per common
     and common equivalent share        $      (0.37)   $      (0.29)   $      (0.19)   $      (0.73)   $      (0.94)
                                        ============================================================================

Weighted average number of
     shares outstanding                   40,428,600      31,244,300      24,597,700      20,475,100      16,874,300
                                        ============================================================================

Long-term debt                          $    224,700    $    433,200    $    933,700    $  1,207,000    $  3,165,600
                                        ============================================================================

Convertible debt                        $         --    $         --    $         --    $    250,000    $  3,400,000
                                        ============================================================================

Total assets                            $ 20,307,150    $ 10,510,350    $  7,064,700    $  9,449,300    $ 21,742,200
                                        ============================================================================

Price Range of Common Stock

The following table sets forth the range of representative high and low bid prices of the Company's common stock in the over-the-counter market for the periods indicated, as furnished by The Nasdaq Stock Market. These prices represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions:

                                            Fiscal Year Ended

                                 October 1, 2000             October 3, 1999

                                High          Low            High        Low

Common Stock Bid Prices

   First Quarter              $ 2.56        $ 1.22         $ 1.94      $ 1.97

   Second Quarter             $ 18.75       $ 1.75         $ 1.66      $ 1.31

   Third Quarter              $ 11.25       $ 3.50         $ 2.00      $ 1.44

   Fourth Quarter             $ 4.50        $ 2.09         $ 1.84      $ 1.22

On December 22, 2000, there were 819 stockholders of record and approximately 20,000 beneficial holders, based on information provided by the Company's transfer agent.

The Company has not paid cash dividends on any class of its stock since its incorporation; under Delaware law there are certain restrictions, which limit the Company's ability to pay cash dividends in the future.

Irvine Sensors Corporation
Management's Discussion and Analysis of Financial Condition and Results of
 Operations
Results of Operations

FISCAL YEAR ENDED OCTOBER 1, 2000 vs.
FISCAL YEAR ENDED OCTOBER 3, 1999

Fiscal 2000 product sales of $6,105,700 decreased by $912,200 or 13 percent compared to fiscal 1999. Novalog's competition has forced Novalog to decrease its prices, resulting in smaller proceeds from equivalent sales. Also, the wafer market is tight due to high demand from manufacturers of cellular phones, pagers, etc. Novalog was unable to fulfill some sales orders as a result, and thus recognized lower product sales. Additionally, MSI realized $200,000 revenue during fiscal 1999 from a chip customer, which did not reoccur in 2000. Fiscal 2000 contract revenue of $4,282,900 increased by $202,200 or 5 percent compared to fiscal 1999.

Cost of product sales as a percentage of product sales increased in fiscal 2000 to 77 percent from 74 percent in 1999. The slight increase in product costs is directly related to the lower prices Novalog's customers are dictating as a result of the IRDA market competition.

Cost of contract revenues of $4,087,300 was 95 percent of contract revenues, an increase from 78 percent in fiscal 1999. This increase was a result of significant contract overruns and reserves established in anticipation of future overruns on contracts in progress.

General and administrative expenses of $9,010,200 increased by $2,013,100 or 29 percent in relation to fiscal 1999, largely as a result of the growth in the Company's consolidated subsidiaries. Additionally, the creation of RedHawk and iNetworks resulted in significant general and administrative expenses. As a percentage of total revenues, general and administrative expenses were approximately 84 percent in fiscal 2000 compared to 63 percent in fiscal 1999, again reflecting the substantial fiscal 2000 increase in expenses of the Company's subsidiaries, four of which generated no significant revenues.

Research and Development increased to $8,984,200 in fiscal 2000 compared to $5,528,000 in fiscal 1999. The $3,456,200 or 63% increase was due to the product development expenses of the MicroSensors and Silicon Film consolidated subsidiaries. Additionally, ATD spent over $2 million toward the development of potential future commercial products during 2000 and Novalog spent approximately $300,000 developing its next generation product. As a percentage of revenues, R&D accounted for approximately 83 percent in fiscal 2000 compared to 50 percent in fiscal 1999.

The aggregate increase of $5,903,100 in fiscal 2000 operating costs and expenses are the direct result of management's decision to further implement the Company's strategy to develop, market and sell commercial products through its subsidiaries.

Interest expense increased $79,700 or 76 percent in fiscal 2000 due to additional equipment acquired through capital leases.

Interest income increased $163,600 in fiscal 2000 due to the short-term investment of proceeds from the Company's equity offerings.

The consolidated net loss of $15,038,300 in fiscal 2000 was $5,922,600 or 65 percent greater than fiscal 1999. The increased net loss of the MicroSensors, Silicon Film and RedHawk subsidiaries accounted for approximately 70 percent of this increase.

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

Research and Development increased to $5,528,000 in fiscal 1999, a growth of $1,399,600 or 34 percent in the year-to-year comparison. The growth was due to the product development expenses of the MicroSensors and Silicon Film consolidated subsidiaries. As a percentage of revenues, R&D accounted for approximately 50 percent in fiscal 1999 compared to approximately 44 percent in fiscal 1998, with the product development expenses of MicroSensors and Silicon Film accounting for the difference, without corresponding revenues.

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

Liquidity, Capital Resources and Impact of Changing Prices

At October 1, 2000, the Company had consolidated cash and cash equivalents of $8,785,700, which represents an increase of $7,804,600 since October 3, 1999. The net cash used in operating activities was $13,346,900 during fiscal 2000. The primary use of cash was to fund the research and development and other operating expenses of its MicroSensors and Silicon Film subsidiaries and investments in potential commercializable products in ATD.

The Company used $4,376,300 in investing activities during fiscal 2000. Cash used in investing activities primarily consisted of acquiring marketable securities, net of proceeds from the sale of such securities of $1,195,400 and acquiring property, plant and equipment for $2,375,600. The Company also entered into capital lease agreements to acquire an additional $173,700 of equipment.

During fiscal 2000, the Company obtained net cash of $25,527,800 from financing activities. Cash provided by financing activities included $17,019,500 from the issuance of common and preferred stock and common stock warrants, $6,199,300 from the sale of common and preferred stock in subsidiaries to minority interest shareholders and proceeds from common stock options and warrants exercised of $2,430,100. Net cash provided by equity and minority interest transactions was reduced by principal payments on loans of $1,250,000 and capital leases payable of $330,100.

As a result of equity financing in fiscal 2000, the further development activities of MicroSensors and Silicon Film were accomplished while increasing the Company's working capital $8,382,550. The Company anticipates that the existing working capital and its projected financing results will meet its cash requirements for the immediate future.

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

At October 1, 2000, the Company's funded backlog was approximately $5,534,800 compared to $ 3,928,900 at October 3, 1999. In addition, existing contracts include a large amount of unfunded backlog, which typically is funded when the previously funded amounts have been expended. Subsequent to fiscal year end the total backlog was $6,056,600 as of November 26, 2000.

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

Irvine Sensors Corporation
Consolidated Balance Sheets

                                                                            October 1,      October 3,
                                                                              2000            1999
                                                                          ----------------------------
Assets

Current Assets:
     Cash and cash equivalents                                            $  8,785,700    $    981,100
     Marketable securities                                                   1,230,900              --
     Accounts receivable, net of allowances
        of $126,400 in 2000 and $36,700 in 1999                              2,323,000       2,401,500
     Stock subscriptions receivable                                                 --         600,000
     Inventory                                                               1,577,600       2,219,800
     Other current assets                                                      212,600         236,750
                                                                          ----------------------------

        Total current assets                                                14,129,800       6,439,150

Equipment, furniture and fixtures, net                                       4,856,800       3,546,900
Goodwill                                                                       157,300         171,600
Capitalized software development costs                                         578,200         201,700
Other assets                                                                   585,050         151,000
                                                                          ----------------------------

                                                                          $ 20,307,150    $ 10,510,350
                                                                          ============================
Liabilities and Shareholders' Equity

Current Liabilities:
     Accounts payable                                                     $  2,118,300    $  3,310,800
     Accrued expenses                                                        1,318,000         752,600
     Accrued loss on contracts                                                 582,700              --
     Accrued dividends                                                         300,400              --
     Deferred and subordinated royalties payable - affiliated company               --       1,000,000
     Capital lease obligations - current portion                               364,000         311,900
                                                                          ----------------------------
        Total current liabilities                                            4,683,400       5,375,300

Capital lease obligations                                                      224,700         433,200
Minority interest in consolidated subsidiaries                               7,812,500       2,489,200
                                                                          ----------------------------
        Total liabilities                                                   12,720,600       8,297,700

Commitments and contingencies (Note 9)

Shareholders' Equity:
     Preferred stock, $0.01 par value, 500,000 shares authorized:
      Series B Convertible Cumulative Preferred, 4,300 and 6,400 shares
        outstanding; aggregate liquidation preference of $64,500                    25              50
      Series C Convertible Cumulative Preferred, 2,300 and 3,500 shares
        outstanding; aggregate liquidation preference of $33,000                    25              50
      Series D Convertible Preferred, none and 2,400 shares
        outstanding; aggregate liquidation preference of $-0-                       --              50
     Common stock, $0.01 par value, 60,000,000 shares authorized;
          46,637,800 and 35,035,100 shares issued and outstanding              466,400         350,300
     Common stock warrants and unit warrants;  3,354,100 and
          147,000 outstanding                                                       --              --
     Paid-in capital (including common stock subscribed)                    85,097,100      64,800,900
     Accumulated deficit                                                   (77,977,000)    (62,938,700)
                                                                          ----------------------------
          Total shareholders' equity                                         7,586,550       2,212,650
                                                                          ----------------------------
                                                                          $ 20,307,150    $ 10,510,350
                                                                          ============================

See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Operations

                                                          Fiscal Year Ended
                                             --------------------------------------------
                                               October 1,      October 3,    September 27,
                                                  2000            1999           1998
                                             --------------------------------------------
Revenues:
     Product sales                           $  6,105,700    $  7,017,900    $  2,289,800
     Contract research & development            4,282,900       4,080,700       6,624,700
     Other                                        381,200           1,600         400,000
                                             --------------------------------------------

Total revenues                                 10,769,800      11,100,200       9,314,500
                                             --------------------------------------------

Cost and expenses:
     Cost of product sales                      4,707,300       5,197,600       1,942,200
     Cost of contract revenues                  4,087,300       3,163,200       5,711,700
     General and administrative                 9,010,200       6,997,100       3,490,400
     Research and development                   8,984,200       5,528,000       4,128,400
     Loss related to plant closure                     --              --        (160,000)
                                             --------------------------------------------

                                               26,789,000      20,885,900      15,112,700
                                             --------------------------------------------

Loss from operations                          (16,019,200)     (9,785,700)     (5,798,200)

     Interest expense                            (184,000)       (104,300)       (266,200)
     Interest income                              202,200          38,600          12,500
     Other                                             --              --         299,700
                                             --------------------------------------------

Loss before minority interest
     and provision for income taxes           (16,001,000)     (9,851,400)     (5,752,200)
Minority interest in loss of  subsidiaries        965,900         738,500         365,200
Provision for income  taxes                        (3,200)         (2,800)         (2,600)
                                             --------------------------------------------

Loss before extraordinary item                (15,038,300)     (9,115,700)     (5,389,600)

Extraordinary item - debt extinguishment               --              --       1,146,100
                                             --------------------------------------------

Net loss                                     $(15,038,300)   $ (9,115,700)   $ (4,243,500)
                                             ============================================

Loss Per Common Share:

  Basic Loss Per Share
    Loss before extraordinary item           $      (0.37)   $      (0.29)   $      (0.24)
    Extraordinary item                                 --              --            0.05
                                             --------------------------------------------

    Net loss                                 $      (0.37)   $      (0.29)   $      (0.19)
                                             ============================================

  Diluted Loss Per Share
    Loss before extraordinary item           $      (0.38)   $      (0.29)   $      (0.24)
    Extraordinary item                                 --              --            0.05
                                             --------------------------------------------

    Net loss                                 $      (0.38)   $      (0.29)   $      (0.19)
                                             ============================================

Weighted average number
  of shares outstanding                        40,428,600      31,244,300      24,597,700
                                             ============================================

See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Shareholders' Equity (Deficit)

                                                 Common Stock          Common Stock            Preferred Stock
                                                 Shares Issued        Warrants Issued           Shares Issued
                                          ------------------------------------------------------------------------
                                            Number          Amount         Number           Number          Amount
                                          ----------      ---------      ---------          ------          ------
Balance at September 28, 1997             21,541,300      $ 215,400        340,000          13,750          $  100
                                          ----------      ---------      ---------          ------          ------
  Common stock issued to employee
   retirement plan                           333,300          3,400             --              --              --
  Convertible debentures converted
   to common stock                           100,000          1,000             --              --              --
  Series B and Series C preferred
   stock converted to common stock           140,900          1,400             --          (2,800)             --
  Common stock issued to retire
   liabilities                               487,800          4,900             --              --              --
  Sale of common stock and common
   stock units                             2,091,700         20,900             --              --              --
  Stock options exercised                      8,200            100             --              --              --
  Common stock warrants issued                    --             --        116,200              --              --
  Common stock warrants  exercised           294,200          2,900       (294,200)             --              --
  Series D preferred units sold                   --             --             --          37,750             400
  Series D preferred units converted       3,460,300         34,600             --         (33,350)           (350)
  Preferred stock of dissolved
   subsidiary                                     --             --             --              --              --
  Capital contributed  by ATPL                    --             --             --              --              --
  Net loss                                        --             --             --              --              --
                                          ----------      ---------      ---------          ------          ------
Balance at September 27, 1998             28,457,700      $ 284,600        162,000          15,350          $  150
                                          ----------      ---------      ---------          ------          ------
  Common stock issued to employee
   retirement plan                           330,000          3,300             --              --              --
  Series B and Series C preferred
   stock converted to common stock            51,500            500             --          (1,050)             --
  Series D preferred units converted         206,100          2,000             --          (2,000)             --
  Common stock issued to retire
   liabilities                               190,000          1,900             --              --              --
  Common stock issued to purchase
   shares of subsidiaries                  1,127,500         11,300             --              --              --
  Sale of common stock and common
   stock units                             4,536,400         45,400             --              --              --
  Common stock subscribed,
   444,400 shares                                 --             --             --              --              --
  Common stock options exercised             120,900          1,200             --              --              --
  Common stock warrants exercised             15,000            100        (15,000)             --              --
  Net loss                                        --             --             --              --              --
                                          ----------      ---------      ---------          ------          ------
Balance at October 3, 1999                35,035,100      $ 350,300        147,000          12,300          $  150
                                          ----------      ---------      ---------          ------          ------
  Common stock issued to employee
   retirement plan                           135,100          1,400             --              --              --
  Series B and Series C preferred
   stock converted to common stock           165,100          1,700             --          (3,300)            (50)
  Series D preferred units converted         471,900          4,700             --          (2,400)            (50)
  Series D warrants exercised                190,000          1,900             --              --              --
  Common stock issued to retire
   royalty liabilities                     1,000,000         10,000             --              --              --
  Common stock issued to pay
   operating expenses                         18,800            200             --              --              --
  Common stock issued to acquire
    capital assets                             1,400             --             --              --              --
  Sale of common stock and common
   stock units                             7,397,000         74,000             --              --              --
  Issuance of common stock subscribed
   in 1999                                   444,400          4,400             --              --              --
  Common stock options exercised           1,329,700         13,300             --              --              --
  Common stock warrants issued                    --             --      3,711,400              --              --
  Common stock warrants exercised            449,300          4,500       (449,300)             --              --
  Common stock warrants expired                   --             --        (55,000)             --              --
  Dividends on Series C preferred
   stock of subsidiary                            --             --             --              --              --
  Net loss                                        --             --             --              --              --
                                          ----------      ---------      ---------          ------          ------
Balance at October 1, 2000                46,637,800      $ 466,400      3,354,100           6,600          $   50
                                          ==========      =========      =========          ======          ======



[WIDE TABLE CONTINUED FROM ABOVE]

                                          Paid-in        Accumulated    Shareholders'
                                          Capital          Deficit     Equity(Deficit)
                                        ------------    ------------   ---------------
Balance at September 28, 1997           $ 46,424,100    $(49,579,500)   $ (2,939,900)
                                        ------------    ------------    ------------
  Common stock issued to employee
   retirement plan                           496,600              --         500,000
  Convertible debentures converted
   to common stock                           249,000              --         250,000
  Series B and Series C preferred
   stock converted to common stock            (1,400)             --              --
  Common stock issued to retire
   liabilities                               753,200              --         758,100
  Sale of common stock and common
   stock units                             3,712,900              --       3,733,800
  Stock options exercised                       (100)             --              --
  Common stock warrants issued               303,900              --         303,900
  Common stock warrants  exercised           274,100              --         277,000
  Series D preferred units sold            3,283,700              --       3,284,100
  Series D preferred units converted         (34,250)             --              --
  Preferred stock of dissolved
   subsidiary                                118,500              --         118,500
  Capital contributed  by ATPL               305,000              --         305,000
  Net loss                                        --      (4,243,500)     (4,243,500)
                                        ------------    ------------    ------------
Balance at September 27, 1998           $ 55,885,250    $(53,823,000)   $  2,347,000
                                        ------------    ------------    ------------
  Common stock issued to employee
   retirement plan                           496,900              --         500,200
  Series B and Series C preferred
   stock converted to common stock              (500)             --              --
  Series D preferred units converted         163,500              --         165,500
  Common stock issued to retire
   liabilities                               280,600              --         282,500
  Common stock issued to purchase
   shares of subsidiaries                  1,147,950              --       1,159,250
  Sale of common stock and common
   stock units                             6,082,100              --       6,127,500
  Common stock subscribed,
   444,400 shares                            600,000              --         600,000
  Common stock options exercised             131,200              --         132,400
  Common stock warrants exercised             13,900              --          14,000
  Net loss                                        --      (9,115,700)     (9,115,700)
                                        ------------    ------------    ------------
Balance at October 3, 1999              $ 64,800,900    $(62,938,700)   $  2,212,650
                                        ------------    ------------    ------------
  Common stock issued to employee
   retirement plan                           460,700              --         462,100
  Series B and Series C preferred
   stock converted to common stock            (1,650)             --              --
  Series D preferred units converted          (4,650)             --              --
  Series D warrants exercised                207,100              --         209,000
  Common stock issued to retire
   royalty liabilities                       990,000              --       1,000,000
  Common stock issued to pay
   operating expenses                        178,200              --         178,400
  Common stock issued to acquire
    capital assets                            13,500              --          13,500
  Sale of common stock and common
   stock units                            16,345,500              --      16,419,500
  Issuance of common stock subscribed
   in 1999                                    (4,400)             --              --
  Common stock options exercised           1,772,600              --       1,785,900
  Common stock warrants issued                    --              --              --
  Common stock warrants exercised            639,700              --         644,200
  Common stock warrants expired                   --              --              --
  Dividends on Series C preferred
   stock of subsidiary                      (300,400)             --        (300,400)
  Net loss                                        --     (15,038,300)    (15,038,300)
                                        ------------    ------------    ------------
Balance at October 1, 2000              $ 85,097,100    $(77,977,000)   $  7,586,550
                                        ============    ============    ============

See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Cash Flows

                                                                                       Fiscal Year Ended
                                                           -------------------------------------------------------------------------
                                                                  October 1,              October 3,            September 27,
                                                                     2000                    1999                    1998
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                            $(15,038,300)           $ (9,115,700)           $ (4,243,500)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
     Depreciation and amortization                         $  1,078,900            $    911,450               1,546,700
     Unrealized gain on marketable securities                   (35,500)                     --                      --
     (Gain) loss on disposal of equipment                       205,200                      --                (309,700)
     Non-cash employee retirement plan contribution             668,100                 500,200                 500,000
     Minority interest in net loss of subsidiaries             (965,900)               (738,500)               (365,200)
     Extraordinary gain                                              --                      --              (1,146,100)
     Common stock issued to pay operating expenses              178,400                 380,800                (261,700)
     (Increase) decrease in accounts receivable                  78,500                (635,400)               (528,400)
     (Increase) decrease in inventory                           642,200                (687,100)              1,044,600
     (Increase) decrease in other current assets                 24,050                (280,750)                989,400
     Increase in other assets                                   (22,150)                     --                  (1,700)
     Increase (decrease) in accounts payable
      and accrued expenses                                     (743,100)              1,837,200              (1,454,500)
     Increase in accrued loss on contracts                      582,700                      --                      --
     Decrease in deferred revenues                                   --                 (50,000)                (56,100)
     Increase in royalties accrued - affiliated company              --                 173,800                 212,400
                                                           ------------            ------------            ------------
     Total adjustments                                                    1,691,400               1,411,700                 169,700
                                                                       ------------            ------------            ------------
    Net cash used in operating activities                               (13,346,900)             (7,704,000)             (4,073,800)
Cash flows from investing activities:
   Proceeds from sales of marketable securities               2,437,600                      --                      --
   Purchase of marketable securities                         (3,633,000)                     --                      --
   Capital facilities and equipment expenditures             (2,375,600)             (1,453,400)               (390,800)
   Proceeds from sale of equipment                                   --                      --                 149,700
   Capitalized software                                        (376,500)                     --                      --
   Acquisition of intangible assets                            (428,800)                (77,200)                     --
                                                           ------------            ------------            ------------
    Net cash used in investing activities                                (4,376,300)             (1,530,600)               (241,100)
Cash flows from financing activities:
   Proceeds from issuance of common and
    preferred stock and common stock warrants                17,019,500               6,439,400               5,063,100
   Proceeds from options and warrants exercised               2,430,100                      --                      --
   Proceeds from Series D Units exercised                       209,000                      --                      --
   Sale of minority interest in subsidiary                    6,199,300               2,661,100                      --
   Proceeds from bridge loan and credit line                  1,250,000                      --                      --
   Principal payments on bridge loan and credit              (1,250,000)                     --                      --
   line
   Proceeds from stock sale by bank
                                                                     --                      --                 954,800
   Contributed capital by ATPL                                       --                      --                 305,000
   Principal payments of notes payable and capital leases      (330,100)               (195,200)             (2,336,900)
                                                           ------------            ------------            ------------
    Net cash provided by financing activities                            25,527,800               8,905,300               3,986,000
                                                                       ------------            ------------            ------------
Net increase (decrease) in cash and cash
 equivalents                                                              7,804,600                (329,300)               (328,900)
Cash and cash equivalents at beginning of period                            981,100               1,310,400               1,639,300
                                                                       ------------            ------------            ------------
Cash and cash equivalents at end of period                             $  8,785,700            $    981,100            $  1,310,400
                                                                       ============            ============            ============

Noncash investing and financing activities:
   Common stock issued to retire deferred and
     subordinated royalties payable to affiliated company              $  1,000,000                      --                      --
   Dividends on Series C preferred stock of subsidiary                 $    300,400                      --                      --
   Equipment financed with capital leases                              $    173,700            $    780,300            $    170,000
   Common stock issued to acquire equipment                            $     13,500                      --                      --
   Issuance of subsidiary stock to pay expenses                        $     90,000                      --                      --
   Conversion of preferred stock to common stock                       $        100            $        500            $     34,600
   Exchange of subsidiary stock                                                  --            $    987,650            $  1,564,900
   Stock sold on a subscription basis                                            --            $    600,000                      --
   Stock issued in exchange for shares in subsidiary                             --            $    171,600                      --
   Costs of financing paid with options in subsidiaries                          --            $     38,500                      --
   Principal payment of note payable by  issuance of
    common stock                                                                 --                      --            $    500,000
   Conversion of debentures to common stock                                      --                      --            $    250,000
   Paid-in capital from dissolution of subsidiary                                --                      --            $    118,500


See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies

CONSOLIDATION
The consolidated financial statements include the accounts of Irvine Sensors Corporation (the Company) and its subsidiaries, Novalog, Inc. ("Novalog"), MicroSensors, Inc. ("MSI"), Silicon Film Technologies, Inc. ("Silicon Film"), RedHawk Vision Systems, Inc. ("RedHawk"), 3D Microelectronics, Inc. and 3D MicroSystems, Inc. Carson Alexiou Corporation ("CAC"), a former subsidiary of the Company, was dissolved in fiscal 1998. All significant intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Sunday nearest September 30. Fiscal 2000 (52 weeks) ended on October 1, 2000, Fiscal 1999 (53 weeks) ended on October 3, 1999, and fiscal 1998 (52 weeks) ended on September 27, 1998.

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

REVENUES
The Company's revenues were derived from shipments of the SIRComm(TM) infrared chip, shipments of functional memory stacks, and the development and manufacture of prototype and sample products for its customers. The Company continues to contract to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company's research and development contracts are usually cost plus fixed fee (best effort) or fixed price and revenues are recognized as costs are incurred and include applicable fees or profits primarily in the proportion that costs incurred bear to estimated final costs. Production orders for memory stacks and SIRComm chips are generally priced in accordance with the Company's established price list.

The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified. Unbilled accounts receivable are stated at estimated realizable value.

United States government contract costs, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Indirect contract costs have been agreed upon through fiscal 1998. Contract revenues have been recorded in amounts that are expected to be realized upon final settlement.
Other revenues in fiscal 1998 were derived from sale of intellectual property to ATPL. (See Note 8 - Related Party Transactions.)

The Novalog, MSI, Silicon Film and RedHawk subsidiaries are product-oriented companies with sales primarily to OEM manufacturers. Revenues are recorded when products are shipped.

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

SOFTWARE  DEVELOPMENT  COSTS  AND  PURCHASED  SOFTWARE
Software development and purchased software costs are capitalized when technological feasibility and marketability of the related product have been established. The Company will amortize capitalized software costs beginning when the product is available for general release to customers. Annual amortization expense will be calculated using the straight-line method over the estimated useful life of the product, not to exceed five years. The Company evaluates the carrying value of unamortized capitalized software costs at each balance sheet date to determine whether any net realizable value adjustments are required.

INTANGIBLE ASSETS
The excess of total acquisition cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over 15 years. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Other acquired intangibles are being amortized on a straight-line basis over their estimated useful lives of 5 years.

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

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ADOPTED
In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 revised standards for the way that a public enterprise reports information about key revenue producing segments in the annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. All periods presented have been restated in accordance with this pronouncement. See Note 20
- Reportable Segments.

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

CONCENTRATION OF CREDIT RISK
The Company has cash deposits at U.S. banks and financial institutions, which exceed federally insured limits at October 1, 2000. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution; however, the Company does not anticipate non-performance.

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

RECLASSIFICATIONS
Certain reclassifications have been made to the 1999 fiscal year financial statements to conform with the current year presentation.


Note 2 - Issuance of Common and Preferred Stock
In fiscal 1998, the Company forced conversion of the remaining $250,000 of outstanding 8 percent Convertible Subordinated Debentures into 100,000 shares of the Company's common stock. The common shares underlying the convertible debentures were included in the Company's January 1998 registration statement.

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

In October 1999, the Company filed a registration statement which included the resale of 8,270,731 unregistered shares. This registration statement included all previously unregistered shares that had been issued as of October 3, 1999. The Securities and Exchange Commission declared this registration effective in October 1999.

During the first quarter of fiscal 2000, the Company sold approximately 31,400 common stock subscription units. Each unit consists of the right to acquire one hundred shares of unregistered common stock of the Company, with registration rights, plus a warrant to purchase ten shares of unregistered common stock of the Company, with registration rights, at an exercise price of $2 per share. The Company received approximately $3.6 million in net proceeds from this transaction. In connection with the sale of these subscription units, the Company granted warrants to purchase 379,300 and 224,000 shares of common stock to agents at an exercise price of $1.49 and $2 per share, respectively. The issuance of common shares required the Company's stockholders to approve an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of common stock or be required to pay subscribers a registration incentive up to $2,120,900. The shareholders approved the amendment at the Annual Shareholder's Meeting in February 2000. The Company issued 3,142,100 shares of common stock to the unit subscribers and subsequently registered these shares in March 2000 (See below). Consequently, the Company reclassified its contingent liability on common stock subscribed of $2,120,900 (recorded as of the end of the Company's first fiscal 2000 quarter) to stockholders' equity.

During the second quarter of fiscal 2000, the Company sold approximately 2,300 common stock subscription units. Each unit consists of the right to acquire one hundred shares of unregistered common stock of the Company, with registration rights, plus a warrant to purchase ten shares of unregistered common stock of the Company, with registration rights, at an exercise price of $12 per share. The Company received approximately $1.9 million in net proceeds from this transaction. The Company issued 228,900 shares of common stock to the unit subscribers and subsequently registered these shares in March 2000. In connection with the sale of these subscription units, the Company granted warrants to purchase 22,900 and 2,300 shares of common stock to agents at an exercise price of $9.25 and $12 per share, respectively.

During fiscal 2000, holders of 1,224,200 common stock options exercised their options to purchase common stock of the Company. The net proceeds were $1,785,000. Holders of an additional 130,000 common stock options exercised their options through the sale of 24,500 shares of common stock to the Company valued at $142,400, which was recorded as treasury stock.

During fiscal 2000, the Company issued 444,400 shares of its common stock to accredited investors who had subscribed to purchase such stock during fiscal 1999. The Company received approximately $600,000 in net proceeds from this transaction.

During fiscal 2000, at the request of the preferred holders, 2,000 Series B, 1,300 Series C and 2,400 Series D Preferred shares were converted into 637,000 shares of the Company's common stock.

In March 2000, the Company filed a registration statement, which included the resale of 4,331,644 unregistered shares. This registration statement included all previously unregistered shares that had been issued as of March 17, 2000. The Securities and Exchange Commission declared this registration effective in March 2000.

In July and August 2000, the Company sold approximately 3,964,000 shares of its unregistered common stock, with registration rights, plus warrants to purchase 1,982,000 shares of unregistered common stock of the Company, with registration rights, for aggregate gross proceeds of approximately $11.9 million. After expenses of the offering, net proceeds were approximately $10.9 million. In connection with this offering the Company issued 696,400 warrants to agents and investment bankers at exercise prices of $3 and $6.

During fiscal 2000 the Company entered into an Agreement and Plan of Reorganization to acquire substantially all of the assets of Research & Development Leasing, Inc. ("RDL"), a related party (Note 7), by issuance of 1,000,000 shares of the Company's common stock to settle $1,000,000 of accrued royalty obligations and to terminate any further obligations under an agreement entered into in April 1980.


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

During fiscal 2000, the Company granted warrants to purchase 15,000 and 25,000 shares of the Company's common stock at an exercise price of $1.50 per share to individuals for services provided. The value of the warrants were not material.

During fiscal 2000, the Company granted warrants to purchase 27,500 shares of the Company's common stock to a leasing company in connection with equipment financing.

In connection with the sale of common stock subscription units in the first and second quarters of fiscal 2000, the Company granted warrants to purchase 965,500 shares of common stock to investors and agents, respectively at exercise prices of $1.49 to $12 per share.

In connection with the sale of common stock in July and August of fiscal 2000, the Company granted warrants to purchase 1,982,000, 396,400 and 300,000 shares of common stock to investors, agents and investment bankers, respectively at exercise prices of $2.50, $3 and $6 per share, respectively.

Warrants to purchase 449,300 shares of the Company's common stock were exercised during fiscal 2000 and generated net proceeds of $644,200.

Warrants to purchase 55,000 shares of the Company's common stock expired during fiscal 2000.

As of October 1, 2000, there are a total of 3,354,100 warrants outstanding, of which 75,500 expire in the year 2001, 28,500 expire in the year 2002, 2,633,400 expire in the year 2004 and 616,700 expire in the year 2005.

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

                                   Preferred Stock                Common
                                 Series B      Series C            Stock
                               ------------------------------------------
Distribution dates:
    Fiscal 1998                     1,800         1,000          140,900
    Fiscal 1999                       600           450           51,500
    Fiscal 2000                     2,000         1,300          165,100

The shares of Preferred Series B and Series C tendered for conversion have been retired. Undeclared dividends of $65,200 and $67,500 on the remaining outstanding Preferred Series B and Series C, respectively, will be carried forward to fiscal 2001.


Note 5 - Series D Convertible Preferred Stock Units
In connection with a Series D Convertible Preferred Stock Unit private placement in fiscal 1998, the Company granted to the placement agent warrants to purchase up to 3,775 units of Series D Convertible Preferred Stock units ("Agent Warrants") at a price of $110 per unit, which was 110% of the private placement price of the Units. Agent Warrants to purchase 1,900 units were exercised during fiscal 2000. The Company realized proceeds of $209,000 from this exercise.


Note 6 - Minority Interest in Subsidiaries
During fiscal 1999, Silicon Film sold 83,900 shares of its Series A Convertible Preferred Stock (the "Series A Preferred") in a Private Placement. The Series A Preferred bears no yield, has a priority in liquidation and is convertible into common stock of Silicon Film, at the election of the holder, at the rate of 25 common shares (as adjusted for a price protection feature which was resolved by Silicon Film's Board of Directors on October 19, 1998) for each 1 share of Series A Preferred tendered for conversion. The net proceeds of $1,136,900 are reflected in the consolidated cash position of the Company and increased minority interest in consolidated subsidiaries.

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

The Company sold Series D Convertible Preferred Stock Units in a private placement to certain accredited investors in December 1997 and January 1998 (See
Note 2 - Issuance of Common and Preferred Stock). During the second quarter of fiscal 2000, holders of 125,000 shares of Series D Convertible Preferred Stock Units exercised warrants attached to the Units to purchase 125,000 shares of common stock of MSI. The net proceeds of $125,000 were added to the Company's general funds and are reflected in the consolidated cash position of the Company. The transaction resulted in an increase in minority interest in consolidated subsidiaries of $125,000.

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

During fiscal 2000, Silicon Film sold 85,750 and 10,000 shares of its Series B Preferred Stock to third parties and to the Company, respectively. The net proceeds of $862,800 from third parties are reflected in the consolidated cash position of the Company and resulted in a corresponding increase in minority interest in consolidated subsidiaries.

In February 2000, Silicon Film effected a 1-for-3 reverse split of its issued common stock and, subsequent to such split, issued 1,466,667 shares of its Series C Convertible Preferred Stock (the "Series C Preferred") in a Private Placement. The Series C Preferred bears an 8% cumulative dividend, payable after three years, has a priority in liquidation and is convertible into common stock of Silicon Film, at the election of the holder, at the rate of 1 common share for each 1 share of Series C Preferred tendered for conversion. The net proceeds from this transaction were approximately $5.3 million. This transaction also resulted in a corresponding increase in minority interest in consolidated subsidiaries of approximately $5.3 million. After this transaction, the Company retains an 85% ownership of the common stock of Silicon Film, which is the basis for the allocation of minority interest. Upon conversion of all outstanding convertible preferred stock, the Company's ownership position would be approximately 54% of Silicon Film's common stock. In addition, future exercise of authorized and outstanding warrants and options could reduce the Company's ownership of Silicon Film's common stock to approximately 42 percent.


Note 7 - Related Party Transactions
In April 1980, the Company entered into an agreement with R & D Leasing Ltd. ("RDL"), a limited partnership in which the Company's Chairman of the Board and a Senior Vice-President are general partners with beneficial interests, to develop certain processes and technology related to chip stacking. The Company has exclusively licensed this technology from RDL. The Company's exclusive rights to the technology extend to all uses, both government and commercial. Since entering into the licensing agreement, the Company had accrued royalty obligations to RDL at the rate of 3.5 percent of all Company sales of chip stacks using the licensed technology. In October 1989, RDL agreed to defer its royalty claims and subordinate them with respect to all other creditors in exchange for options to purchase up to 1,000,000 shares of the Company's Common Stock at $1 per share, which were exercisable by applying the deferred royalties to the purchase. As of March 15, 2000, the Company entered into an Agreement and Plan of Reorganization to acquire substantially all of the assets of Research & Development Leasing, Inc. ("RDL") solely in exchange for 1,000,000 shares of voting common stock of the Company. Prior to March 15, 2000, the Company had been accruing obligations to RDL for a license to exclusive rights to certain processes and technology related to chip stacking. By consummating the Agreement and Plan of Reorganization to acquire RDL's assets, including its patents and technology, the Company has settled $1,000,000 of accrued royalty obligations and terminated its obligation for any further licensing payments to RDL. The Company's Chairman of the Board and a Senior Vice President were the sole shareholders of RDL prior to the Company's acquisition of RDL's assets.

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

In October 1997, the Company entered a License Agreement with Itzhak Sapir. Pursuant to which Sapir granted a royalty bearing exclusive, worldwide license under various U.S. and foreign patents owned by Sapir relating to digital photographic products, principally a product that allows an unmodified 35mm SLR camera to capture digital images. In connection with the Technology Assignment Agreement mentioned above, Silicon Film acquired all of the Company's rights under the License Agreement, and Sapir entered into an agreement with Silicon Film to such effect. In February 1999, Sapir became a senior mechanical engineer at Silicon Film. Effective March 26, 1999, Silicon Film issued Sapir a warrant (which vested in full upon issuance) to purchase 275,000 share of Silicon Film's common stock at a price of $1.00 per share in exchange for a reduction in Silicon Film's royalty obligation to Sapir under the License Agreement from their original levels to 1.5% of all EFS sales. During fiscal 2000, Silicon Film issued 50,000 pre-split shares of Silicon Film's common stock to Sapir, which had a market value of $1.80 per share, and $10,000 in settlement of royalty obligations to Sapir.

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

Note 8 - Composition of Certain Financial Statement Captions

                                            October 1,            October 3,
                                                 2000                  1999
                                         -------------------------------------
Accounts receivable:
    U.S. government                        $1,386,500            $1,115,000
    Other customers                           936,500             1,286,500
                                         -------------------------------------

                                           $2,323,000            $2,401,500
                                         =====================================

Accounts receivable include unbilled amounts of $316,000 and $452,600 at October 1, 2000 and October 3, 1999, respectively. Unbilled amounts represent contract revenues for which billings have not been presented to customers at year-end. These amounts are billed in accordance with applicable contract terms, usually within 30 days. Accounts receivable also include billed retentions of $5,000 at both October 1, 2000, and October 3, 1999, respectively. These amounts are normally collected upon final audit of costs by the U.S. government.

                                            October 1,            October 3,
                                                 2000                  1999
                                         -------------------------------------
Inventory:
    Raw materials                          $1,088,000            $   49,900
    Work in process                           446,100             1,995,500
    Finished goods                             43,500               174,400
                                         ------------------------------------

                                           $1,577,600            $2,219,800
                                         ====================================

Title to all inventories remains with the Company. Inventoried materials and costs relate to work in process on customers' orders and on the Company's generic module parts and memory stacks, which the Company anticipates it will sell to customers including potential R&D contracts. Work in process includes amounts that may be sold as products or under contracts. Raw materials consist primarily of silicon wafers and other electronic components. Such inventoried costs are stated generally at the total of the direct production costs including overhead. Inventory valuations do not include general and administrative expenses. Inventories are reviewed quarterly to determine salability and obsolescence. A reserve is established for slow moving and obsolete items.

                                            October 1,            October 3,
                                                 2000                  1999
                                         -------------------------------------
Equipment, furniture and fixtures:
    Engineering and production
      equipment                            $8,350,800            $7,415,100
    Furniture and fixtures                    551,700               438,300
    Construction in progress                1,387,300               866,500
    Computer software programs              1,050,200               872,400
    Leasehold improvements                  1,017,600               808,800
                                         ------------------------------------

                                           12,357,600            10,401,100
Less accumulated depreciation
    and amortization                       (7,500,800)           (6,854,200)
                                         ------------------------------------

                                           $4,856,800           $3,546,900
                                         ====================================

Accrued expenses:
    Salaries and wages                      $ 347,400            $ 335,600
    Vacation                                  364,500              267,300
    Payroll taxes                             139,400               16,100
    ESBP Contribution                         206,000                    -
    Royalties                                  75,000               75,000
    Other accrued expenses                    185,700               58,600
                                         ------------------------------------

                                           $1,318,000            $ 752,600
                                         ====================================

Note 9 - Commitments and Contingencies
The Company leases certain facilities and equipment under cancelable and noncancelable capital and operating leases. Minimum payments under capital lease obligations and operating lease commitments existing at October 1, 2000 are as follows:

                                        Capital                Operating
Fiscal Year                             Leases                   Leases
-----------                             -------                ---------

2001                                 $   458,800              $   812,800
2002                                     201,100                  262,800
2003                                      42,100                  252,700
2004                                           -                  140,100
2005                                           -                        -
Thereafter                                     -                        -
                                 ------------------       -----------------
Future minimum lease payments            702,000             $  1,468,400
                                                          =================
Amounts representing interest           (113,300)
                                 ------------------
Present value of net
    minimum lease payments           $   588,700
                                 ==================

Total rental expense for operating leases amounted to $582,000, $525,900 and $559,000 for the fiscal years ended October 1, 2000, October 3, 1999, and September 27, 1998, respectively.

The Company and its subsidiaries have entered into contingent employment agreements with key members of management that provide for aggregate base compensation of $1,050,040 for fiscal year 2001, subject to achievement of specified objectives.


Note 10 - Debt Extinguishment
In December 1997, the Company executed a Forbearance Agreement with its lending bank whereby the Company agreed to accelerate repayment of the Note Payable to the bank. The current portion of the debt was reduced by $1,026,900, which was received from the sale of the assets in October 1997. The Company also agreed, among other requirements, to reduce the principal balance by payments of $250,000 in each of the calendar quarters ending December 1997 and March 1998 and thereafter to reduce the remaining balance by a minimum of $200,000 quarterly. Execution of the Forbearance Agreement also resulted in a waiver of the Company's financial covenant defaults and an amendment to the loan agreement eliminating such financial covenants on a prospective basis. In connection therewith, the Company pledged as collateral one million shares of Novalog, Inc. common stock held by the Company. The Company also paid down $500,000 of the Note with 550,000 shares of its stock and under the terms of the agreement, dependent on the market price of the shares when sold, the Company would receive a refund if the proceeds from the sale exceeded $500,000. Subsequently, the Company was informed by the bank that it sold the 550,000 shares and that the proceeds exceeded $500,000. After applying the proceeds to the then remaining balance of the note the bank, through September 27, 1998, remitted $772,000 to the Company and advised the Company that additional proceeds of $183,000 were to be remitted to the Company. The Company received these additional funds during fiscal 2000. The Company recorded the proceeds that exceeded $500,000 as paid-in capital


Note 11 - Income Taxes
Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

The tax effects of significant items comprising the Company's income tax calculation as of October 1, 2000 and October 3, 1999, are as follows:

                                            October 1,             October 3,
                                                 2000                   1999
                                         -------------------------------------
Current deferred tax assets:
    Reserves not currently
      deductible                          $   473,000            $1,591,000


Long-term deferred tax assets:
    Operating loss carryforwards           21,664,000            19,988,000
    Tax credit carryforwards                1,691,000               866,000
    Valuation allowance                   (23,828,000)          (22,445,000)
                                         -------------------------------------

Net deferred tax asset                        $     -                $     -
                                         =====================================

The differences between the Company's effective income tax rate and the statutory U.S. federal income tax rate for the fiscal years ended October 1, 2000, October 3, 1999, and September 27, 1998, respectively, related primarily to the total valuation allowance changing $1,069,000 from October 3, 1999 to October 1, 2000 and $4,084,000 from September 27, 1998 to October 3, 1999.

The provisions for income taxes for the fiscal years ended October 1, 2000, October 3, 1999, and September 27, 1998, consist of provisions for state income taxes of $3,200, $2,800 and $2,600, respectively. No provisions for federal income taxes have been made in these fiscal years due to the net operating losses.

At October 1, 2000, the Company had net operating loss carryforwards of approximately $60,115,600 for financial reporting and federal income tax purposes expiring in varying amounts from fiscal year 2001 through fiscal year 2020, and $20,998,000 for California tax purposes expiring in varying amounts from fiscal year 2001 through fiscal year 2005, available to offset future federal and California taxable income. In addition, as of October 1, 2000, the Company had investment tax credits and qualified research credits of $14,000 and $754,000, respectively, expiring in varying amounts through fiscal year 2020 and available to offset future federal taxes. The ability of the Company to utilize the net operating loss and credit carryforwards may be restricted by certain provisions of the Internal Revenue Code due to changes in ownership of the Company's common stock.

Note 12 - Stock Option Plans and Employee Retirement Plan
In December 1991, the Board of Directors adopted the 1991 Stock Option Plan to replace 1981 Stock Option Plans, which had expired. This new Plan was approved by shareholders at the Company's Annual Meeting in February 1992. Under the 1991 Plan, options to purchase an aggregate of 675,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and the requirements for participation, exercise price and other terms are similar to the 1981 Plans. As of October 1, 2000, options to purchase 100,500 shares at prices ranging from $0.98 (33,300 shares) to $1.98 (4,000 shares) were outstanding under the 1991 Plan, of which 72,200 were exercisable at October 1, 2000.

In January 1995, the Board of Directors adopted the 1995 Stock Option Plan to replace the 1991 Plan, which was fully subscribed at the time. The 1995 Plan was approved by shareholders at the Company's Annual Meeting in February 1995. Under the 1995 Plan, options to purchase an aggregate of 700,000 shares of the Company's common stock may be granted to both key management employees and non-employee directors. In August 1997, the Board of Directors authorized an increase in the number of options to an aggregate of 1,650,000 shares, which was ratified by shareholders at the Company's Annual Meeting in February 1998. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options, and requirements for participation, exercise price and other terms are similar to the 1991 Plan. As of October 1, 2000, options to purchase 581,200 shares at prices ranging from $1.00 (151,700 shares) to $2.875 (6,800 shares) were outstanding under the 1995 Plan, of which 363,700 were exercisable at October 1, 2000.

In November 1998, the Board of Directors approved a new plan, "The 1999 Stock Option Plan." Under the 1999 Plan, options to purchase an aggregate of 1,000,000 shares of common stock may be granted to both key management employees and non-employee directors. The 1999 Plan was ratified by shareholders at the Company's Annual Meeting in February 1999. Options granted may be either Incentive Stock Options or Nonstatutory Stock Options. Requirements for participation, exercise price and other terms are similar to the 1991 and 1995 Plans. As of October 1, 2000, options to purchase 695,700 shares at prices ranging from $1.3594 (145,600 shares) to $2.955 (233,000 shares) were outstanding under the 1999 Plan, of which 96,600 were exercisable at October 1, 2000.

Stock option activity is summarized as follows:
                                                         Option Price
                                 Shares                    Per Share
                            -----------------------------------------

Options outstanding at
    September 28, 1997        1,360,600               $0.98 to $7.75
      Granted                   701,500                 1.00 to 2.88
      Exercised                (16,600)                         0.98
      Cancelled               (109,700)                 1.00 to 7.50
      Expired                  (25,000)                 7.13 to 7.75
                            ------------
Options outstanding at
    September 27, 1998        1,910,800               $0.98 to $7.50
      Granted                   673,800                 0.98 to 1.92
      Exercised               (129,300)                 0.98 to 1.69
      Cancelled               (101,400)                 1.00 to 6.50
      Expired                   (7,500)                         7.50
                            ------------
Options outstanding at
    October 3, 1999           2,346,400               $0.98 to $6.25
      Granted                   576,200                 1.34 to 2.96
      Exercised             (1,354,300)                 0.98 to 2.88
      Cancelled               (118,400)                 1.00 to 2.31
      Expired                  (72,500)                 5.00 to 6.25
                            ------------
Options outstanding at
    October 1, 2000          1,377,400                $0.98 to $2.96
                            ============


A summary of outstanding options exercisable under the 1991, 1995 and 1999 Stock Option Plans is shown below.

                                             Weighted average
         Range of           Number      remaining contractual        Weighted average        Number       Weighted average
  exercise prices       Outstanding              life (years)          exercise price     Exercisable       exercise price
----------------------------------------------------------------------------------------------------------------------------
     $0.98 - 1.98        1,122,600                          2                   $1.44       529,200                  $1.32
      2.16 - 2.96          254,800                          4                    2.91         3,300                   2.88
                        ------------                                                      -----------
                         1,377,400                                                          532,500
                        ============                                                      ===========

Pursuant to SFAS No. 123 "Accounting for Stock Based Compensation," the Company is required to disclose the effects on the net loss and per share data as if the Company had elected to use the fair value approach to account for all of its employee stock-based compensation plans. Had the compensation cost for the Company's Plans been determined using the fair value method, the compensation expense would have had the effects of increasing the Company's net loss for the years ended October 1, 2000, October 3, 1999, and September 27, 1998, to the pro forma amounts of $15,533,600, $9,425,800 and $4,582,500, respectively, with a corresponding pro forma loss per share of $0.38, $0.30, and $0.19, respectively. These pro forma amounts were determined estimating the fair value of each option granted during fiscal 2000, 1999 and 1998 on its grant date, using the Black-Scholes option-pricing model. Assumptions of no dividend yield, a risk-free interest rate of 6 percent which approximates the Federal Reserve Board's rate for treasuries at the time granted, an expected life of three years, and volatility rates varying from 86.9 to 73.2 percent were applied to options granted during fiscal years 2000, 1999 and 1998. The weighted average fair value at the grant date for the options granted during fiscal years 2000, 1999 and 1998 was $1.74, $0.92, and $1.57 per option, respectively.

In fiscal 1982, the Company established an Employee Retirement Plan, which is effective for fiscal year 1982 and thereafter. The plan provides for annual contributions to the Company's Stock Bonus Trust (SBT) to be determined by the Board of Directors and which will not exceed 15 percent of total payroll. At the discretion of the Trustee, the SBT will purchase common stock at fair market value or other interest-bearing securities or investments for the accounts of individual employees who will gain a vested interest of 20 percent in their accounts after three years of service, and 20 percent each year of service thereafter, until fully vested after seven years of service. That portion of cash or stock held in an employee's account and not vested at termination of employment will be redistributed in accordance with a prearranged formula. Management believes that the contributions made by the Company to the SBT, to the extent they relate to government cost-plus-fixed-fee contracts, will be reimbursable by the U.S. government. In fiscal years 2000, 1999 and 1997 the Company's contributions to the SBT were 135,100 330,000 and 333,300 shares of common stock, respectively, which had estimated market values of $462,100, $500,200 and $500,000, respectively. As of October 1, 2000 the Company had not yet issued 69,600 shares of common stock to the SBT for the fourth quarter 2000 contribution, and accrued a liability for its estimated market value of $206,000 (See Note 9).

Note 13 - Revenues
In fiscal 2000, contracts with all branches of the U.S. government accounted for 20 percent of the Company's revenues, and a second-tier government contract with a prime government contractor accounted for 12 percent. The remaining 68 percent of the Company's revenues were derived from non-government sources. Of the 32 percent related to the U.S. government agencies, the U.S. Army, the U.S. Air Force and the U.S. Navy accounted for 36 percent, 4 percent and 21 percent, respectively, with the remaining revenue of 38 percent being widely diversified among several other governmental agencies. Of the 68 percent applicable to non-governmental sources, 2 customers accounted for 19 percent and 23 percent, respectively, of the total commercial revenues.

In fiscal 1999, contracts with all branches of the U.S. government accounted for 18 percent of the Company's revenues, and a second-tier government contract with a prime government contractor accounted for 19 percent. The remaining 63 percent of the Company's revenues were derived from non-government sources. Of the 18 percent related to the U.S. government agencies, the U.S. Army, the U.S. Air Force and the U.S. Navy accounted for 54 percent, 9 percent and 6 percent, respectively, with the remaining revenue of 31 percent being widely diversified among several other governmental agencies. Of the 36 percent applicable to non-governmental sources, 2 customers accounted for 33 percent and 29 percent, respectively, of the total commercial revenues.

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


Note 14 - Marketable Securities and Cash Equivalents
The Company's marketable securities consist of investments in short-term, government-backed securities, and commercial paper. The Company determines proper classification of investments at the time of purchase and re-evaluates such designations at each balance sheet date.

All marketable securities are classified as held-to-maturity, and are stated at amortized cost. Unrealized gains are included in interest income in the Statements of Operations. Total unrealized gains were approximately $35,500 at October 1, 2000.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.


Note 15 - Acquisition and Disposal of Equipment and Extraordinary Item
On April 19, 1996, the Company consummated an agreement for the acquisition and operation of the equipment comprising IBM's cubing line located at IBM's Essex Junction, Vermont facility. The cubing line was established by IBM to manufacture the stacked-chip assemblies required to commercialize the Company's proprietary chip-stacking technology under the joint development alliance that IBM and the Company entered into in 1992. According to the terms of the agreement, the Company acquired the equipment and clean room, which comprises the cubing line for a cash payment of approximately $6.5 million. In addition, the Company signed a facility lease agreement for the space required to operate the cubing line under the Company's management within the IBM facility through December 1998. The terms of the facility lease agreement include escalating rent payments, which have been straight lined for financial reporting purposes. The difference between the amount paid and the amount expensed during fiscal 1996 has been reported as accrued rent. The agreement was terminated in fiscal 1997 and the deferred rent balances were netted against rent expense.

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


Note 16 - Loss Per Share
Net loss applicable to common stockholders for fiscal 1998 includes $465,300 for the non-cash imputed dividend related to the beneficial conversion feature on 24,750 Units of the Series D Convertible Preferred stock. (See Note 2 - Issuance of Common and Preferred Stock.) The beneficial conversion feature is computed as the difference between the quoted market price of a share of common stock on date of issue and the conversion price times all shares of preferred stock sold and under option. The imputed dividends are a non-cash, one-time charge based on the immediate conversion feature.

Basic and diluted net loss per common share for fiscal years 2000, 1999 and 1998 were calculated as follows:


                                                    2000               1999               1998
                                         --------------------------------------------------------
Basic Net Loss Per Share:

Net loss                                       $(15,038,300)      $ (9,115,700)      $ (4,243,500)
                                         ========================================================

Basic net loss per share                       $      (0.37)      $      (0.29)      $      (0.19)
                                         ========================================================


Diluted Net Loss Per Share:

Net loss                                       $(15,038,300)      $ (9,115,700)      $ (4,243,500)
Preferred Stock cumulative dividend                (300,400)           (20,100)           (20,700)
Preferred Stock imputed dividend                         --                 --           (465,300)
                                         --------------------------------------------------------

Net loss available to Common Stockholders      $(15,338,700)      $ (9,135,800)      $ (4,729,500)
                                         ========================================================

Diluted net loss per share                     $      (0.38)      $      (0.29)      $      (0.19)
                                         ========================================================

Weighted average number of
     shares outstanding                          40,428,600         31,244,300         24,597,700
                                         ========================================================


Note 17 - Reportable Segments
The Company's operating segments are distinct business units operating in different industries, except the Corporate Headquarters segment, which spans the activities of the other segments. Each segment is separately managed, with separate marketing and distribution systems. The Company's seven operating segments are Advanced Technology Division (ATD), Novalog, Microelectronics Products Division (MPD), MicroSensors, Inc. (MSI), RedHawk Vision (RedHawk), Silicon Film Technologies (Silicon Film) and Corporate Headquarters. The following five operating segments meet the criteria for reportable segments disclosure as of October 1, 2000: ATD, Novalog, MSI, RedHawk, Silicon Film and Corporate Headquarters. ATD derives most of its revenues from research and development contracts funded primarily by governmental agencies. Novalog designs, develops and sells proprietary integrated circuits ("ICs") and related products for use in wireless infrared communication. MSI develops and sells proprietary micromachined sensors and related electronics. Silicon Film designs and develops proprietary electronic films systems and other digital imaging products and services. Corporate Headquarters provides accounting, inventory control and management consulting services to the consolidated subsidiaries. Corporate revenue consists of charges to the subsidiaries for these services and corporate assets consist of loans to subsidiaries and goodwill for reacquisition of subsidiary stock.

The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies. Segment profit or loss is based on profit or loss from operations before income taxes and minority interest in profit and loss of subsidiaries.

The following information about the 5 segments is for the year ended October 1, 2000.

                                                                          Silicon       Corporate
                                     ATD        Novalog          MSI        Film       Headquarters     Other          Totals
                                 -----------    ----------  ----------    ---------    ------------  -----------    ------------
Revenues from external customers $ 4,282,900    $6,308,600  $   69,900   $        -     $         -  $   108,400    $ 10,769,800
Intersegment revenue                       -             -           -            -       2,514,700            -       2,514,700
Interest revenue                           -         6,400           -       43,400         152,400            -         202,200
Interest expense                           -           500       4,700       39,200         131,400        8,200         184,000
Depreciation                         690,400        86,900     111,500      142,300          14,000       33,800       1,078,900
Segment operating profit (loss)   (4,442,900)      478,700  (3,303,700)  (6,087,600)       (727,800)  (1,917,700)    (16,001,000)
Segment assets                    11,578,300     2,239,100     742,500    4,453,400      21,867,700      885,950      41,766,950
Expenditures for segment assets      798,400        46,900     495,500    1,242,700         191,100      607,000       3,381,600

Reconciliation to Consolidated Amounts

Revenues
Total revenues for reportable segments                                                                              $ 13,284,500
Elimination of intersegment revenues                                                                                  (2,514,700)
                                                                                                                   ---------------
   Total consolidated revenues                                                                                      $ 10,769,800
                                                                                                                   ===============

Assets
Total assets for reportable segments                                                                                $ 41,766,950
Elimination of intersegment assets                                                                                   (21,459,800)
                                                                                                                   ---------------
    Total consolidated assets                                                                                       $ 20,307,150
                                                                                                                   ===============


The following information about the 5 segments is for the year ended October 3, 1999.

                                                                            Silicon      Corporate
                                     ATD        Novalog          MSI         Film       Headquarters       Other        Totals
                                 -----------   -----------   -----------  -----------   -------------    ---------   ------------
Revenues from external customers $ 4,080,700    $6,787,900   $   197,300   $    1,600      $        -    $  32,700   $ 11,100,200
Intersegment revenue                       -             -             -            -       2,320,000            -      2,320,000
Interest revenue                           -         2,100             -        4,600          31,900            -         38,600
Interest expense                           -           500         3,700        1,600          97,800          700        104,300
Depreciation                         694,950       118,100        58,400       32,000               -        8,000        911,450
Segment operating profit (loss)   (2,275,200)      481,800    (2,641,400)  (4,132,600)       (536,600)    (747,400)    (9,851,400)
Segment assets                     5,816,200     2,392,900       503,100    1,517,500      12,721,100      109,050     23,059,850
Expenditures for segment assets    1,163,900        58,400       349,200      748,000               -       55,300      2,374,800

Reconciliation to Consolidated Amounts

Revenues
Total revenues for reportable segments                                                                              $ 13,420,200
Elimination of intersegment revenues                                                                                  (2,320,000)
                                                                                                                    ------------
   Total consolidated revenues                                                                                      $ 11,100,200
                                                                                                                    ============

Assets
Total assets for reportable segments                                                                                $ 23,059,850
Elimination of intersegment assets                                                                                   (12,549,500)
                                                                                                                    ------------
    Total consolidated assets                                                                                       $ 10,510,350
                                                                                                                    ============

During fiscal 1998, the Company had the following 6 reportable segments: ATD, CPO, Novalog, MSI, Silicon Film and Corporate Headquarters.

The following information about the 6 segments is for the year ended September 27, 1998.


                                                                                  Silicon      Corporate
                                     ATD        CPO      Novalog       MSI         Film        Headquarters   Other        Totals
                                 ----------- --------- -----------  ----------  -----------  ------------  ----------  -----------
Revenues from external customers $ 7,231,900 $ 352,700 $ 1,026,100  $  300,000  $         -   $         -  $  403,800  $ 9,314,500
Intersegment revenue                       -         -           -           -            -     1,911,000         -      1,911,000
Interest revenue                           -         -       2,500           -            -        10,000         -         12,500
Interest expense                           -   107,400         900           -            -       157,900         -        266,200
Depreciation                       1,221,100   166,700     108,300           -            -        50,600         -      1,546,700
Segment operating profit (loss)   (1,694,300)   99,000  (1,636,300) (1,080,400)  (1,042,200)     (172,700)  (225,300)   (5,752,200)
Segment assets                     5,728,100    65,900     710,500     233,200      321,400    27,631,800      5,600    34,696,500
Expenditures for segment assets      533,400         -      15,900      11,500            -             -         -        560,800

Reconciliation to Consolidated Amounts

Revenues
Total revenues for reportable segments                                                                                $ 11,225,500
Elimination of intersegment revenues                                                                                    (1,911,000)
                                                                                                                      ------------
  Total consolidated revenues                                                                                         $  9,314,500
                                                                                                                      ============

Assets
TTotal assets for reportable segments                                                                                 $ 34,696,500
Elimination of intersegment assets                                                                                     (27,631,800)
                                                                                                                       -----------
   Total consolidated assets                                                                                           $ 7,064,700
                                                                                                                       ===========

Irvine Sensors Corporation
Report of Independent Certified Public Accountants
--------------------------------------------------------------------------------



To the Board of Directors
Irvine Sensors Corporation
Costa Mesa, California

We have audited the accompanying consolidated balance sheets of Irvine Sensors Corporation as of October 1, 2000 and October 3, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Irvine Sensors Corporation as of October 1, 2000 and October 3, 1999, and the consolidated results of its operations and its consolidated cash flows for each of the three years then ended, in conformity with accounting principles generally accepted in the United State of America.



Grant Thornton LLP
Irvine, California
November 30, 2000