Form 10-K/A, Exhibit 13
period 2000-10-01
IRVINE SENSORS CORP/DE/
filed 2001-01-29
CIK 357108

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
     Common stock warrants and unit warrants;  3,552,300 and
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
                                             ============================================

See Accompanying Notes to Consolidated Financial Statements.

Irvine Sensors Corporation
Consolidated Statements of Shareholders' Equity (Deficit)

                                                 Common Stock          Common Stock            Preferred Stock
                                                 Shares Issued        Warrants Issued           Shares Issued
                                          ------------------------------------------------------------------------
                                            Number          Amount         Number           Number          Amount
                                          ----------      ---------      ---------          ------          ------
Balance at September 28, 1997             21,541,300      $ 215,400        340,000          13,750          $  100
                                          ----------      ---------      ---------          ------          ------
  Common stock issued to employee
   retirement plan                           333,300          3,400             --              --              --
  Convertible debentures converted
   to common stock                           100,000          1,000             --              --              --
  Series B and Series C preferred
   stock converted to common stock           140,900          1,400             --          (2,800)             --
  Common stock issued to retire
   liabilities                               487,800          4,900             --              --              --
  Sale of common stock and common
   stock units                             2,091,700         20,900             --              --              --
  Stock options exercised                      8,200            100             --              --              --
  Common stock warrants issued                    --             --        116,200              --              --
  Common stock warrants  exercised           294,200          2,900       (294,200)             --              --
  Series D preferred units sold                   --             --             --          37,750             400
  Series D preferred units converted       3,460,300         34,600             --         (33,350)           (350)
  Preferred stock of dissolved
   subsidiary                                     --             --             --              --              --
  Capital contributed  by ATPL                    --             --             --              --              --
  Net loss                                        --             --             --              --              --
                                          ----------      ---------      ---------          ------          ------
Balance at September 27, 1998             28,457,700      $ 284,600        162,000          15,350          $  150
                                          ----------      ---------      ---------          ------          ------
  Common stock issued to employee
   retirement plan                           330,000          3,300             --              --              --
  Series B and Series C preferred
   stock converted to common stock            51,500            500             --          (1,050)             --
  Series D preferred units converted         206,100          2,000             --          (2,000)             --
  Common stock issued to retire
   liabilities                               190,000          1,900             --              --              --
  Common stock issued to purchase
   shares of subsidiaries                  1,127,500         11,300             --              --              --
  Sale of common stock and common
   stock units                             4,536,400         45,400             --              --              --
  Common stock subscribed,
   444,400 shares                                 --             --             --              --              --
  Common stock options exercised             120,900          1,200             --              --              --
  Common stock warrants exercised             15,000            100        (15,000)             --              --
  Net loss                                        --             --             --              --              --
                                          ----------      ---------      ---------          ------          ------
Balance at October 3, 1999                35,035,100      $ 350,300        147,000          12,300          $  150
                                          ----------      ---------      ---------          ------          ------
  Common stock issued to employee
   retirement plan                           135,100          1,400             --              --              --
  Series B and Series C preferred
   stock converted to common stock           165,100          1,700             --          (3,300)            (50)
  Series D preferred units converted         471,900          4,700             --          (2,400)            (50)
  Series D warrants exercised                190,000          1,900             --              --              --
  Common stock issued to retire
   royalty liabilities                     1,000,000         10,000             --              --              --
  Common stock issued to pay
   operating expenses                         18,800            200             --              --              --
  Common stock issued to acquire
    capital assets                             1,400             --             --              --              --
  Sale of common stock and common
   stock units                             7,397,000         74,000             --              --              --
  Issuance of common stock subscribed
   in 1999                                   444,400          4,400             --              --              --
  Common stock options exercised           1,329,700         13,300             --              --              --
  Common stock warrants issued                    --             --      3,909,600              --              --
  Common stock warrants exercised            449,300          4,500       (449,300)             --              --
  Common stock warrants expired                   --             --        (55,000)             --              --
  Dividends on Series C preferred
   stock of subsidiary                            --             --             --              --              --
  Net loss                                        --             --             --              --              --
                                          ----------      ---------      ---------          ------          ------
Balance at October 1, 2000                46,637,800      $ 466,400      3,552,300           6,600          $   50
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

In connection with the sale of common stock in July and August of fiscal 2000, the Company granted warrants to purchase 1,982,000, 594,600 and 300,000 shares of common stock to investors, agents and investment bankers, respectively at exercise prices of $2.50, $3 and $6 per share, respectively.

Warrants to purchase 449,300 shares of the Company's common stock were exercised during fiscal 2000 and generated net proceeds of $644,200.

Warrants to purchase 55,000 shares of the Company's common stock expired during fiscal 2000.

As of October 1, 2000, there are a total of 3,552,300 warrants outstanding, of which 75,500 expire in the year 2001, 28,500 expire in the year 2002, 2,831,600 expire in the year 2004 and 616,700 expire in the year 2005.

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